Filed pursuant to Rule 424(b)(3)
File No. 333-157714
PROSPECTUS

China-Biotics, Inc.

3,003,370 shares of common stock

This prospectus relates to the offer and sale of up to 3,003,370 shares of our common stock for sale from time to time by certain of our stockholders set forth in “Selling Stockholders.” We refer to these stockholders throughout this prospectus as the “selling stockholders.” We will not receive any proceeds from the sale of the common stock offered under this prospectus.

Our common stock is quoted on the Nasdaq Global Market under the symbol “CHBT.” On June 29, 2009, the last reported sale price of our common stock was $12.22 per share.

Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 30, 2009

TABLE OF CONTENTS

Summary	1
Risk Factors	3
Forward Looking Statements	10
Use of Proceeds	11
Price Range of our Common Stock and Other Stockholder Matters	11
Selected Financial Information	12
Supplementary Financial Information	13
Management’s Discussion and Analysis of Results of Operations and Financial Condition	14
Business	30
Management	44
Executive Compensation	46
Security Ownership of Executive Officers, Directors and Principal Stockholders	47
Selling Stockholders	49
Plan of Distribution	50
Related Party and Other Material Transactions	51
Description of Capital Stock	52
Shares Eligible for Future Sale	52
Experts	53
Legal Matters	53
Where You Can Find More Information	53
Index to Financial Statements	F-1

SUMMARY

This summary highlights certain information regarding our company and the offering contained in this prospectus. It does not contain all of the information that may be important to you or that you should consider when making an investment decision. You should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision. In this prospectus, references to the “company,” “we,” “us” and “our” refer to China-Biotics, Inc. and our predecessors and subsidiaries, unless the context otherwise requires.

Business

We are engaged in the research, development, production, marketing and distribution of probiotics products in the People’s Republic of China (the “PRC” or “China”). Probiotics products are products that contain live microbial food supplements that beneficially affect the host by improving its intestinal microbial balance.

We produce the live bacteria, which are the active ingredients of our probiotics, through our microecology technology. We use a multi-stage fermentation process under a strictly controlled environment using our patented and proprietary technology. Solid bacteria are then extracted and stored using controlled freeze drying methods. Prior to sale to our customers, we transform the solid bacteria into capsule form and place it in sealed double aluminum packaging using our patented equipment.

We conduct our business solely in the PRC through our wholly-owned subsidiary, Shanghai Shining Biotechnology Co. Ltd, or Shining, which was founded in 1999. We manufacture our products in a leased facility located in Pudong, Shanghai and sell our products in Greater Shanghai mainly to large distributors who then sell them through their networks to supermarkets, hypermarkets and drug stores. We currently produce and sell several types of supplements under the “Shining” brand, including: Shining Essence, Shining Signal, Shining Golden Shield and Shining Energy.

In addition to the products that we currently offer as supplements in capsule form, we intend to expand into the bulk additive business through the supply of probiotics to be used in “functional foods”. We believe that demand for both probiotics and functional foods in China will continue to grow in the foreseeable future. We believe that China currently lacks the manufacturing capabilities to support demand for probiotics and bulk additives for the functional foods industry. This has forced processed food producers to either import most of their probiotics or produce finished products abroad and re-import the final product. We believe that this creates significant inefficiencies in both cost and probiotics efficacy, as some bacteria die during transport. We believe that this presents us with a significant growth opportunity that we are well-positioned to satisfy.

Leveraging on what our management believes are our technical competence, cost efficiencies and highly recognized brand, our management expects to achieve significant growth through:

•
the introduction of bulk additives products – We are expanding into the bulk additive business for functional foods through the completion of our 150-ton capacity plant, which is scheduled to commence trial production in June 2009. Government approval for the plant was received on November 30, 2007. Management estimates that Phase 1 of the project, which involves constructing a facility capable of producing 150 tons of probiotics per annum will cost $27.5 million, $25 million of which is expected to be paid by the second quarter of calendar year 2009 and the balance by the third quarter of calendar year 2009. Phase 2 of this project will only commence when demand for probiotics has exceeded the production capacity of the Phase 1 facility. Phase 2 of this project is expected to cost $18 million. The construction cost of Phase I of the plant will be funded by cash received from the sale of convertible promissory notes to Pope Investments II LLC on December 11, 2007 as disclosed in “Business — History”;

•
the geographical expansion of our retail sales through direct sales and traditional sales channels - We intend to expand the sale of our products to the other metropolitan cities in China through a combination of the traditional distribution channels and dedicated Shining outlets. We opened our first outlet in Shanghai in March 2006. As at December 31, 2008, we have opened 107 outlets in Shanghai and 12 other cities in China. We intend to open 300 outlets during fiscal year 2010; and

•
the development of new products - We plan to continue to develop new products aimed at improving the general health conditions of humans, enhancing their immune systems and reducing health problems. We are also in the process of developing new products to strengthen our product pipeline so that we may offer an array of products for sale in Shining outlets.

Corporate Information

We were incorporated under the name Otish Resources, Inc. in Delaware in February 2003. Until March 2006 we were a mineral exploration stage company specializing in acquiring and consolidating mineral properties with potential for commercial ore bodies. Although we conducted some preliminary exploration work with respect to our mineral properties, we never achieved full operations with respect to our mineral properties.

On March 22, 2006, we entered into and completed a securities exchange transaction with Sinosmart Group Inc., or SGI, and the shareholders of SGI, pursuant to which the SGI shareholders transferred all of the equity securities of SGI to us in exchange for an aggregate of 15,980,000 shares of our common stock. We refer to this transaction in this prospectus as the share exchange. At the closing of the share exchange, SGI became our wholly-owned subsidiary. Immediately after the share exchange and related transactions described elsewhere in this prospectus, the former SGI shareholders and their designees collectively owned 98.7% of our common stock. See “Business - History”.

Our principal executive offices are located at No. 999, Ningqiao Road, Jinqiao Export Processing Zone, Pudong, Shanghai 201206 and our telephone number is (86 21) 5834 9748.

You should rely only on the information contained in this prospectus. We have not authorized anyone else to provide you with different or additional information. If anyone provides you with different, additional or inconsistent information, you should not rely on it. We are not making an offer to sell and are not seeking offers to buy these securities in any jurisdiction where such an offer or sale is not permitted. You should assume that the information appearing herein is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

Corporate Structure

We operate our business and conduct our research, development, production, marketing and distribution of probiotics products solely in China through our subsidiary, Shining. Set forth below is a diagram illustrating our corporate structure as of the date of this prospectus:

Selling Stockholders

This prospectus relates to resale of up to 3,003,370 shares of our common stock by the selling stockholders listed in “Selling Stockholders.” We will not receive any proceeds from the sale by the selling stockholders of the shares of common stock covered by this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should not purchase these shares if you cannot afford the loss of your entire investment. You should carefully consider the risks described below together with the financial statements and other information contained in this prospectus before investing in our common stock.

Risks Related to our Business

We depend on the services of our directors and key employees, the loss of which could harm our business.

We believe our success relies on the strategies, vision, efforts and technical expertise of our directors and key management personnel, including Mr. Song Jinan. The resignation or departure of any of these key people could have a material adverse impact on our operations and future prospects. In addition, if any of these key people join a competitor or form a competing company, we could lose customers and incur additional expenses to recruit replacements and train personnel. We have entered into standard form confidentiality agreements with our technical employees with the exception of our directors and our key executives, which contain non-competition clauses. We do not maintain key-man life insurance for any of our key executives.

Failure to attract and retain qualified employees may adversely affect our business.

Our continued success depends largely on our ability to attract and retain highly skilled executive, managerial and technical employees. We may face difficulties in recruiting skilled personnel in our industry due to its specialized nature. If we are unable to attract and retain a sufficient number of suitably skilled and qualified personnel, our business would be materially and adversely affected. We may also have to pay substantial wages to attract sufficient numbers of skilled employees and professionals, which may adversely affect our operating margins.

We are not insured against potential losses and could be seriously harmed by natural disasters, catastrophes or acts of war.

Our facilities and inventories could be materially damaged by hurricanes, floods and other natural disasters, catastrophes, acts of war or other catastrophic circumstances. We do not maintain insurance covering such events. If any of these events occur, we could incur material losses and liabilities, which could negatively affect our operating results.

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income.

As a manufacturer of products designed for human consumption, we are subject to product liability claims that the use of our products has resulted in injury. Our products contain three types of live bacteria, lactobacillus acidophilus, bifidobacterium bifidum and bifidobacterium adolescentis, which fall within the nine types of “good” live bacteria that are approved for direct sale to the public in China as health food. We obtain our bacteria from human sources. Although we believe this reduces the risk that it will be rejected by the human body, there can be no assurance that consumption of such bacteria could not result in adverse health effects. We do not maintain any product liability insurance. A product liability claim against us could result in costly litigation and could adversely affect our reputation with our customers, which in turn could adversely affect our revenues and operating income.

Our revenues primarily depend on sales of one product and a decline in sales of this product could cause our revenues to decrease.

We have derived the majority of our revenue from the sale of our Shining Essence product. Sales of this product represented approximately 61% and 48% of our total sales for the years ended March 31, 2007 and 2008, respectively and 48% and 42% of our total sales for the three months ended December 31, 2007 and 2008, respectively. We expect that Shining Essence will continue to account for a large portion of our revenues for the foreseeable future. Any factors adversely affecting the pricing of, demand for, or market acceptance of Shining Essence, including increased competition, could cause our revenues to decline and our business and future operating results to suffer.

We are subject to concentrations of credit risk that could adversely affect our operations.

Our principal operations are in China and all of our sales during fiscal years 2007 and 2008 arose in China. A significant number of our financial instruments, principally cash and accounts receivable, are located in China. These financial instruments include:

•	cash deposits in China, which includes the Special Administrative Region of Hong Kong, where there is currently no rule or regulation in place for obligatory insurance of bank accounts; and

•	accounts receivable.

  The concentration of these financial instruments in China subjects us to concentrations of credit risk that could adversely affect our operating results.

If our products fail to keep pace with advances in the industry, they may be displaced by competitors’ newly developed products.

Other companies in our industry may gain significant competitive advantages by introducing new products to the market, delivering constant innovation in products and techniques and offering competitive prices. Our future growth partially depends on our ability to develop products that are more effective in meeting consumer needs. In addition, we must be able to manufacture and effectively market those products. The sales of our existing products may decline if a competing product is introduced by other companies.

We may have difficulty competing with larger and better financed companies in our industry, which could require us, among other things, to lower our prices and could result in the loss of our customers.

Some of our existing and future competitors may have greater technical and financial resources than we do and may use these resources to pursue a competitive position that threatens our products. Our products could be rendered obsolete or uneconomical by the development of new products to treat conditions addressed by our products, as a result of technological advances affecting the cost of production, or as a result of marketing or pricing action by one or more of our competitors.

Additionally, with China’s accession to the World Trade Organization, the Chinese government has undertaken to open up the Chinese market to foreign companies. China reduced its average import tariff rate overall to 11.50% in 2003 and has further reduced it to 9.90% in 2005. As a result, foreign competitors may form alliances with or acquire companies in our industry in China. Intensified competition from these foreign competitors may lead to lower profit margins due to price competition, loss of customers and slower than anticipated growth.

Unfavorable publicity or research reports casting a negative light on our industry or our products could change consumer perceptions and have an adverse affect on our ability to market and sell our products.

We believe that our industry is affected by media attention. Future research reports or publicity about the quality of products in our industry generally, or our products in particular, could have a material adverse effect on our business. Scientific research to date is preliminary and there can be no assurance that future scientific research or publicity will be favorable to our industry or any particular product or consistent with earlier favorable research or publicity. Adverse publicity could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately. Given our dependence upon consumer perceptions, adverse publicity, whether or not accurate, associated with illness or other adverse effects resulting from the consumption of our products or any similar products distributed by other companies could have a material adverse effect on our business.

Our planned expansion into the bulk additive business may not generate sufficient revenues and the construction of our new facility to accommodate this business may result in increased costs and losses.

We intend to expand our operations into the bulk additive business through the supply of high quality probiotics to be used as additives in dairy products to manufacturers in China. We are constructing a new production plant with a 150-ton capacity which can accommodate our new bulk additive business. This will expose us to many risks, including the following:

•	there may not be sufficient market demand for bulk probiotics additives or our products in particular;

•	we may experience delays and cost overruns during construction of our new facility which may result in losses; and

•	we may experience substantial start up losses when the plant is first commissioned.

Our plans to geographically expand our marketing and sales efforts and directly sell our products directly to retail consumers may fail.

To date, we have sold our products in the greater Shanghai area, Changchun, Longyan, Jiaxing, Zhengzhou, Jilin and Hong Kong. We currently intend to expand our marketing and sales efforts to the rest of China. There is no assurance that we will receive the same level of public demand for our products in other parts of China.

In addition, we have been selling through distributors since our first product, Shining Essence, was launched in the market in April 2001. We opened our first retail outlet in March 2006. We intend to expand our operations by opening additional new retail outlets to facilitate direct sales of our products to customers. There is no assurance that we can successfully implement our direct selling model.

As we increase the geographic area of our selling efforts and implement a direct selling model, there is a risk that our current systems may not be able to accommodate the increased volume or the complexity of the future business. Our short term operating results may be adversely affected as additional capital investments will have to be made for system upgrades, replacements or improvements.

We face potential tax exposure.

Our principal operations are in China. Business enterprises established in China are subject to income taxes and value added taxes under Chinese tax laws and regulations unless they have exemptions. In January 2006 we made tax payments to the Chinese tax authorities for 2005, and we have made regular tax payments to the Chinese tax authorities for subsequent periods. Our management believes that our operations in China were exempted from income taxes and value added taxes for all prior years because we had been recognized by the local government as an advanced technology enterprise. However, we have never received a written confirmation from the appropriate tax authorities for the tax exemption status of our operations in China. As a result, there is no way to ascertain the position which may be taken by the relevant Chinese tax authorities in the future. Accordingly, our financial statements contain full provisions for all applicable tax liabilities (other than potential tax penalties), plus surcharge, for all prior calendar years for such taxes. Such provisions for tax liabilities and surcharge will be reversed out of the financial statements at the appropriate point in the future.

According to PRC tax regulations, overdue tax liabilities in the PRC for the calendar years prior to 2005 may be subject to potential penalties for the late payment of taxes which is calculated on the basis of 0.5 times to five times the amount of taxes payable, which amounts to from $4.9 million (if calculated based on 0.5 times of taxes payable) to $49 million (if calculated based on five times of the amount of taxes payable) as of March 31, 2007 and 2008. The Group has reserved for the payment of taxes that may be owed for calendar years prior to 2005 and any associated interest surcharges (which are calculated at 0.05% per day on the accrued tax liabilities) in its financial statements until the matter is fully resolved. Following the adoption of FIN48, the Group has reserved for the surcharges payable for fiscal year 2008.  We consider it more likely than not that the associated penalty will not need to be paid.

In addition, in connection with dividends paid to the Shining shareholders between April 2003 to June 2005, Shining did not deduct a withholding tax at the rate of 20% as required by applicable Chinese laws and regulations. No provision for the potential tax penalties with respect to this matter has been made in our financial statements as our management believes that the possibility of having to pay the penalties is unlikely. The Group has reserved for associated surcharges for the fiscal year 2008.

We may not be able to protect our intellectual property against claims by other parties or enforce our rights with respect to our intellectual property.

We have not purchased or applied for any patents other than three registered Chinese patents in respect of the packaging processes and technologies we use in our production process and a pending registration of a patent regarding the production of one of our products, as we are of the view that it would not be cost-effective to do so at this time. Without patents, we may have no legal recourse in the event that our processes and technologies are replicated by other parties. If our competitors are able to replicate our processes, technologies and systems at lower costs, we may lose our competitive advantage and our profitability will be adversely affected.

In addition, we believe that over the last five years our “Shining” brand has become a highly recognizable brand in our industry in Shanghai. To protect this brand, which we consider important to our continued success, we have registered four trademarks in China. If our competitors introduce products of inferior qualities to the market using trademarks that are confusingly similar to the “Shining” trademarks, our reputation and operating results will be adversely affected.

From time to time, we may have to resort to litigation to enforce our rights with respect to our intellectual property. This type of litigation could result in substantial costs and diversion of our resources, which would adversely affect our results of operations.

Management by a small team of officers may create conflicts of interests and impede the successful implementation of our growth plans.

Mr. Song and Mr. Fan, our only executive officers, are responsible for all managerial functions of our company. We have been hiring additional employees to complete our management team, but we cannot assure you that we can assemble a management team that can tackle the expansion plans that we have. The concentration of management could be disadvantageous to stockholders with interests different from those of Mr. Song or Mr. Fan.

Risks Related to Government Regulations

We are subject to government regulation in China, and changes in Chinese regulations may substantially increase the cost of manufacturing and selling our products.

The manufacturing and marketing of our products are subject to various governmental regulations in China. Government regulation includes inspection of and controls over manufacturing, safety and environmental controls, efficacy, labeling and the sale and distribution of wellness products.

As a company which produces probiotics supplements, we are subject to the Law on the Food Conditions of the PRC which became effective on October 30, 1995, the Administrative Rules for Healthy Food promulgated by the Ministry of Health on March 15, 1996 which became effective on June 1, 1996, the Notice of Circulating the Appraisal Standard of Fungal and Good-Live-Bacterial Healthy Food and its appendixes-Appraisal Standard of Fungal and Good-Live-Bacterial Healthy Food, and List of Good-Live-Bacteria Applicable for Healthy Food, promulgated by the Ministry of Health which became effective on March 23, 2001, the Administration Rules for the Registration of Healthy Food (experimental) promulgated by the State Food and Drug Administration on April 30, 2005 which became effective on July 1, 2005, and other relevant rules and regulations issued by the Ministry of Health and the State Food and Drug Administration. In addition, Shining is a Chinese corporation and therefore is subject to the Company Law of China and more specifically to the Foreign Company provisions of the Company Law and the Law on Foreign Capital Enterprises of China.

Our industry is relatively new in China, and the manner and extent to which it is regulated is evolving. Changes in existing laws or new interpretations of such laws may have a significant impact on our methods and costs of doing business. For example, new legislative proposals that affect our product pricing, reimbursement levels, approval criteria and manufacturing requirements may be proposed and adopted.

The costs of compliance with current or future legislation or regulatory requirements may be significant, and could force us to curtail our operations or otherwise have a material adverse effect on our financial condition, results of operations or cash flows. For example, we have obtained three licenses and permits which are required for us to operate our business in China. If the regulations regarding these licenses and permits are changed, it may be materially burdensome for us to obtain or renew these licenses and permits or they may be otherwise unavailable.

Government regulation of our retail prices and advertising methods may adversely affect our results of operations.

We are subject to government regulations with respect to the prices we charge, the rebates we may offer to customers and our marketing methods. In addition, we are required to obtain approval from Chinese government authorities regarding the contents of advertisements related to our products before they can be published. If the Chinese government requires that we set our retail prices at undesirable prices or significantly limits our ability to advertise our products, it could have a material adverse effect on our results of operations.

We may not be able to obtain regulatory approvals for our products or reimbursement from the sale of our products.

The manufacture and sale of our products in China is highly regulated by a number of state, regional and local authorities. These regulations significantly increase the difficulty and costs involved in obtaining and maintaining regulatory approval for marketing new and existing products. In addition, our future growth and profitability are, to a significant extent, dependent upon our ability to obtain timely regulatory approvals from the relevant authorities.

Risks Related to Doing Business in China

Adverse changes in China’s economic, political and social conditions and government policies could have a material adverse effect on the overall economic growth of China, which could adversely affect our results of operations and financial condition.

We currently conduct our business solely in China. Changes in the economic and political situation in China and the economic, financial, fiscal and other policies adopted by the Chinese government may affect our operations, performance and profitability. The economy of China differs from the economies of most developed countries in many respects, including:

•	structure;

•	extent of government involvement;

•	level of development;

•	growth rate;

•	control of foreign exchange; and

•	allocation of resources.

China’s economy has traditionally been subject to central planning, with a series of economic plans promulgated and implemented by the Chinese government. Over the past 25 years, the Chinese government has been reforming the economic and political systems in China in an attempt to achieve economic and social advancements. Many of these reforms were unprecedented and are expected to continue while political, economic and social factors may also lead to further adjustments to China’s reform measures. These reforms and adjustments may not always have a positive effect on our operations. Accordingly, we cannot assure you that our performance and profitability will not be adversely affected from these measures. In addition, there is no assurance that the Chinese government will continue to pursue economic liberalization and other reforms.

Macroeconomic measures taken by the Chinese government may cause the Chinese economy to slow down.

In response to concerns relating to China’s high rate of growth in industrial production, bank credit, fixed investment and money supply and growing inflationary pressures, the Chinese government has taken measures to slow economic growth to a more manageable level. Among the measures that the Chinese government has taken are restrictions on bank loans in certain sectors and the increase of interest rates. We cannot assure you that those measures will not result in a slowdown in economic growth and hence a reduction in demand for consumer products in China. These measures and any additional measures could contribute to a slowdown in the Chinese economy and could potentially cause the economy to enter a recession, which could have an adverse impact on demand for a wide range of products in China, including our products.

There are uncertainties regarding interpretation and enforcement of Chinese laws and regulations.

China’s legal system is a civil law system based on statutory law. Prior legal decisions and judgments have little precedential value. China is still in the process of developing a comprehensive statutory framework and its legal system is still considered to be underdeveloped in comparison with the legal systems in some western countries. Since 1979, the Chinese government has formulated and enacted a large number of laws and regulations governing economic matters, securities activities and foreign investments.

Despite significant development in its legal system, China does not have a comprehensive system of laws. The interpretation of Chinese law by courts and tribunals may be inconsistent and influenced by government policies and other considerations. In addition, the enforcement of existing laws and regulations can be uncertain and unpredictable. Judgments and arbitration rulings may be unenforceable. The promulgation of new laws, changes to existing laws and inconsistent interpretation of laws could have a negative impact on our business.

All of our officers and directors, and substantially all of our assets, are located in China, thus it may be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets.

Because our executive officers and directors are Chinese citizens it may be difficult, if not impossible, to acquire jurisdiction over them in the event a lawsuit is initiated against us or our officers or directors by a stockholder or group of stockholders in the United States. We anticipate that our future officers and directors will also be Chinese citizens. Because the majority of our assets are located in China, it would also be extremely difficult to access those assets to satisfy an award entered against us in U.S. court.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Since almost all of our future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. There are significant restrictions on convertibility of the Renminbi for current account transactions, including primarily the restriction that foreign invested enterprises may only buy, sell or remit foreign currencies, after providing valid commercial documents, at those banks authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

Risks Related to our Common Stock

Shares of our common stock which are eligible for immediate sale by our stockholders may decrease the market price of our common stock.

We had 17,080,000 shares outstanding as of June 9, 2009, including approximately 4,084,706 shares which are free trading and may be sold immediately by our stockholders. An additional 2,083,333 shares, subject to adjustment for subdivision or combination of our stock and similar events, may be issued upon conversion of a 4% convertible promissory note issued to Pope Investments II LLC in the amount of $25 million, as further described in “Business-History”. If our stockholders sell substantial amounts of our common stock, or there is a perception in the market that such sales may occur, then the market price of our common stock could decrease.

Concentration of our ownership by our President and Chief Executive Officer and a director may dissuade new investors from purchasing our securities which could result in a lower trading price for our securities than if our ownership was less concentrated.

As of June 9, 2009, Mr. Song, our President and Chief Executive Officer and a director, owned, directly and indirectly through his family, approximately 47.3% of our outstanding common stock. As a result, Mr. Song has the ability to exert substantial influence or absolute control over all matters requiring approval by our stockholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other stockholders with interests different from those of Mr. Song. For example, Mr. Song could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. In addition, this concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with a significant concentration of ownership among a limited number of stockholders.

Our common stock price has been volatile, and you may not be able to sell your shares at or above the price that you pay for the shares.

The price of our common stock has historically been volatile and our investors experience wide fluctuations in the market price of our securities. Although our common stock is currently traded on the Nasdaq Global Market, it was previously quoted on the OTC Bulletin Board. Securities quoted on the OTC Bulletin Board tend to be highly illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks.

The volatility in the price of our common stock may be caused by a variety of factors including:

•	lower trading volume;

•	market conditions;

•	the lack of readily available price quotations; and

•	the absence of consistent administrative supervision of “bid” and “ask” quotations.

The fluctuations in the price of our common stock may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned.

Volatility in the price of our common stock may cause it to be classified as penny stock which will result in limits on trading and our stock price could decline.

Because our common stock is volatile, it may in the future fall under the SEC definition of “penny stock”, if our common stock is classified as “penny stock” we expect trading in our common stock, if any, to be limited because broker-dealers are required to provide their customers with disclosure documents prior to allowing them to participate in transactions involving our common stock. These disclosure requirements are burdensome to broker-dealers and may discourage them from allowing their customers to participate in transactions involving our common stock.

Rules promulgated by the SEC under Section 15(g) of the U.S. Securities Exchange Act of 1934, or Exchange Act, require broker-dealers engaging in transactions in penny stocks, to first provide to their customers a series of disclosures and documents, including:

•	a standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

•	all compensation received by the broker-dealer in connection with the transaction;

•	current quotation prices and other relevant market data; and

•	monthly account statements reflecting the fair market value of the securities.

In addition, these rules require that a broker-dealer obtain financial and other information from a customer, determine that transactions in penny stocks are suitable for such customer and deliver a written statement to such customer setting forth the basis for this determination.

Our preferred stock may make a third-party acquisition of our company more difficult which in turn would make a purchase of our shares less desirable, thereby potentially reducing our stock price or the liquidity of our shares.

Our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock having such rights as may be designated by our board of directors, without stockholder approval. The issuance of preferred stock could inhibit a change in our control by making it more difficult to acquire the majority of our voting stock and thereby making the purchase of our shares by new investors less likely. A lesser interest in the purchase of our shares could reduce our market price or make it more difficult for stockholders to sell their shares. No shares of preferred stock are currently outstanding.

We do not anticipate paying dividends.

We do not anticipate paying dividends in the foreseeable future. Any dividends which we may pay in the future will be at the discretion of our board of directors and will depend on our future earnings, any applicable regulatory considerations, our financial requirements and other similarly unpredictable factors. For the foreseeable future, we anticipate that we will retain any earnings which we may generate from our operations to finance and develop our growth.

FORWARD-LOOKING STATEMENTS

The information in this prospectus contains forward-looking statements which involve risks and uncertainties, including statements regarding our capital needs, business strategy and expectations. Any statements contained in this prospectus that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,”  “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology.

You should not rely on forward-looking statements as predictions of future events or results. Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements.

In evaluating these statements, you should consider various factors, including the risks described in this prospectus under “Risk Factors” and elsewhere. These factors may cause our actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for us to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. We disclaim any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this prospectus, except as required by applicable law.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the shares of common stock covered by this prospectus.

PRICE RANGE OF OUR COMMON STOCK AND OTHER STOCKHOLDER MATTERS

Market Information

Our common stock has been traded on the Nasdaq Global Market since October 23, 2008 under the symbol “CHBT”. Prior to listing on the Nasdaq Global Market, our common stock was quoted on the OTC Bulletin Board. We have generally had very low trading volume for our common stock. Set forth below is information with respect to the high and low sales prices of our common stock for the periods indicated.

Period	High	Low
Quarter Ended June 30, 2006	$9.00	$5.00
Quarter Ended September 30, 2006	$9.25	$5.25
Quarter Ended December 31, 2006	$8.10	$5.60
Quarter Ended March 31, 2007	$14.50	$6.50
Quarter Ended June 30, 2007	$9.75	$7.40
Quarter Ended September 30, 2007	$11.80	$8.25
Quarter Ended December 31, 2007	$14.20	$8.15
Quarter Ended March 31, 2008	$14.25	$9.25
Quarter Ended June 30, 2008	$12.90	$9.12
Quarter Ended September 30, 2008	$11.20	$6.30
Quarter Ended December 31, 2008 (from October 1 through October 22)	$11.50	$6.25
Quarter Ended December 31, 2008 (from October 23 through December 31)	$11.49	$6.30
Quarter Ended March 31, 2009	$11.20	$5.42
Quarter Ended June 30, 2009 (through June 8, 2009)	$13.48	$7.97

Security Holders

At June 9, 2009 there were 17,080,000 shares our common stock outstanding held by approximately 29 stockholders of record. An additional 2,083,333 shares, subject to adjustment for subdivision or combination of our stock and similar events, may be issued upon conversion of a 4% convertible promissory note issued to Pope Investments II LLC in the amount of $25 million, as further described in "Business - History".

Dividend Policy

We have not historically paid any cash dividends and do not intend to pay any dividends in the foreseeable future. We plan to use retained earnings, if any, to finance our growth. The declaration and payment of dividends in the future will be determined by our board of directors in light of conditions then existing, including our financial condition, capital requirements and restrictions in our financing agreements.

SELECTED FINANCIAL INFORMATION

The tables below present our summary selected consolidated financial data (in thousands, except for per share data) prepared in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with our audited consolidated financial statements and related notes thereto which are included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 14 of this prospectus.

The summary statement of operations data for each of the fiscal years ended March 31, 2008, 2007 and 2006 and the summary balance sheet data as of March 31, 2008, 2007 and 2006 are derived from our audited financial statements, which are included in this prospectus. The summary statement of operations data for the nine months ended December 31, 2008 and the summary balance sheet data as of December 31, 2008 are derived from our unaudited financial statements which are included in this prospectus.

The scope of our current business is substantially different from that conducted by us prior to March 22, 2006. You should not view our historical consolidated financial statements or the financial data derived therefrom as predictive of our future financial position or results of operations.

	Nine Months Ended (unaudited)		Year Ended March 31,
	December	December
	2008	2007	2008	2007	2006	2005 (1)	2004 (1)
	(In thousands, except share and per share amounts)
Statement of Operations Data
Net Sales	15,810	11,931	42,321	30,610	21,862	-	-
Cost of goods sold	4,583	3,183	12,310	8,911	6,445	-	-
Gross profit	11,227	8,748	30,011	21,699	15,417	-	-
Income from operations	6,543	5,737	18,315	14,931	12,185	(12,643)	(23,962)
Net income	5,668	4,044	17,542	10,905	8,354	(12,643)	(23,962)
Earnings per share
Basic	0.33	0.24	1.03	0.64	4.90	-	-
Diluted	0.22	0.23	0.80	0.64	4.90	-	-
Shares used in per share calculation
Basic	17,080,000	17,080,000	17,080,000	17,080,000	1,705,242	26,481,004	26,481,004
Diluted	19,163,333	17,555,543	17,719,269	17,080,000	1,705,242	26,481,004	26,481,004

Balance Sheet Data
Current assets	83,890	74,499	79,979	41,897	31,833	2,215	14,858
Total assets	115,511	85,321	93,791	44,580	33,427	2,215	14,858
Working Capital	50,806	49,610	53,083	21,227	10,743	2,215	14,858
Non-current liabilities	23,550	25,000	22,500	-	-	-	-
Total Stockholder’s equity	58,877	35,432	44,395	23,910	12,337	2,215	14,858

(1)     Fiscal year ended August 31.

SUPPLEMENTARY FINANCIAL INFORMATION

The tables below present our summary supplementary financial data (in thousands, except for per share data) prepared in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with our audited and unaudited financial statements and related notes thereto which are included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 14 of this prospectus.

	Quarter Ended (unaudited)
	December	September	June	March	December	September	June	March	December	September	June
	2008	2008	2008	2008	2007	2007	2007	2007	2006	2006	2006
	(In thousands, except per share amounts)
Statement of Operations Data
Net Sales	15,810	11,495	11,371	12,689	11,931	7,820	9,515	8,377	8,763	5,467	8,003
Cost of goods sold	4,583	3,463	3,259	4,270	3,183	2,206	2,651	2,391	2,510	1,650	2,359
Gross profit	11,227	8,032	8,112	8,419	8,748	5,614	6,864	5,986	6,253	3,817	5,644
Income from operations	6,543	3,781	4,315	4,875	5,737	2,966	4,738	3,859	4,624	2,479	3,969
Net income	5,668	4,472	3,237	7,988	4,044	1,970	3,540	2,846	3,602	1,581	2,876
Earnings per share
Basic	0.33	0.26	0.19	0.47	0.24	0.11	0.21	0.17	0.21	0.09	0.17
Diluted	0.22	0.13	0.23	0.26	0.23	0.11	0.21	0.17	0.21	0.09	0.17
Shares used in per share calculation
Basic	17,080	17,080	17,080	17,080	17,080	17,080	17,080	17,080	17,080	17,080	17,080
Diluted	19,163	19,163	19,163	17,719	17,556	17,080	17,080	17,080	17,080	17,080	17,080

Balance Sheet Data
Current assets	83,890	78,918	79,367	79,979	74,499	46,582	47,031	41,897	40,886	36,453	34,455
Total assets	115,511	106,228	101,553	93,792	85,321	53,056	50,142	44,580	43,516	39,174	36,773
Working Capital	50,806	49,248	50,746	53,083	49,610	23,834	24,773	21,227	18,162	14,254	12,928
Non-current liabilities	23,550	23,486	24,474	22,500	25,000	-	-	-	-	-	-
Total Stockholder’s equity	58,877	53,072	48,458	44,395	35,432	30,309	27,883	23,910	20,792	16,975	15,246

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

The following discussion should be read in conjunction with the financial statements and the notes thereto included in this prospectus and the other financial information appearing elsewhere in this document. You are also urged to carefully review and consider our discussions regarding the various factors which affect our business, including the information provided under the caption “Risk Factors.”

General

We were incorporated under the name Otish Resources, Inc. in Delaware in February 2003. Until March 2006 we were a mineral exploration stage company specializing in acquiring and consolidating mineral properties with potential for commercial ore bodies. Although we conducted some preliminary exploration work with respect to our mineral properties, we never achieved full operations with respect to our mineral properties. We had never generated any revenue from our mineral exploration operations. We incurred a total of expenses of $257,914 from inception to February 28, 2006.

On March 22, 2006, we entered into and completed a securities exchange transaction with SGI and the shareholders of SGI, pursuant to which the SGI shareholders transferred all of the equity securities of SGI to us in exchange for an aggregate of 15,980,000 shares of our common stock. We refer to this transaction in this prospectus as the share exchange. At the closing of the share exchange, SGI became our wholly-owned subsidiary. Immediately after the share exchange and related transactions described elsewhere in this prospectus, the former SGI shareholders and their designees collectively owned 98.7% of our common stock. As a result of the share exchange, we are no longer a mineral exploration stage company, and SGI’s business operations become our primary operations. We are currently engaged in the research, development, production, marketing and distribution of probiotics products. These products contain live microbial food supplements which beneficially affect the host by improving its intestinal microbial balance. See “Business - History”.

We accounted for the share exchange as a recapitalization whereby the historical financial statements and operations of the SGI become our historical financial statements, with no adjustment to the carrying value of the assets and liabilities. Our issued and outstanding common stock immediate prior to the share exchange is accounted for at the net book value at the time of the transaction.

Upon consummation of the share exchange, we changed our fiscal year end from August 31 to March 31 to conform to the year end date of SGI. We filed a quarterly report on Form 10-QSB on April 14, 2006 for the quarter ended February 28, 2006. This quarterly report was our last filing under our previous fiscal year end date of August 31, and as a mineral exploration stage company. In our filings with the SEC, we report our business activities as a manufacturer and distributor of probiotics products based on our new fiscal year end date of March 31. SGI’s historical financial statements will become our historical financial statements.

The results of operations related to Otish Resources, Inc., as a mineral exploration stage company, are not material and are therefore not included in the discussion below. Unless otherwise noted, all references to the “company,” “we,” “us” and “our” hereafter in this section refer to the current business of China-Biotics, Inc. or the historical business of SGI and its subsidiaries, as applicable.

In this prospectus, we use the “Current rate method” to translate the financial statements of SGI from HKD into U.S. Dollars, and to translate the financial statements of Shining from RMB into U.S. Dollars, as required under the Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” issued by the Financial Accounting Standards Board. The assets and liabilities of SGI and Shining, except for the paid-up capital, are translated into U.S. Dollars using the rate of exchange prevailing at the balance sheet date. The paid-up capital is translated at the historical rate. Adjustments resulting from the translation of SGI’s and Shining’s balance sheets from HKD and RMB into U.S. Dollars are recorded in shareholders’ equity as part of accumulated comprehensive income. The statement of operations is translated at average rates during the reporting period. Gains or losses resulting from transactions in currencies other than the functional currencies are reflected in the statement of operations for the reporting periods. The statement of cash flows is translated at average rates during the reporting period, with the exception of issue of share and payment of dividends which are translated at the historical rates. Due to the use of different rates for translation, the figures in the statement of changes in cash flows may not agree with the differences between the year end balances as shown in the balance sheets.

Overview

We manufacture and sell probiotics products. Probiotics comprise mainly live bacteria, which we produce using advanced proprietary fermentation technology. Currently, our products are mainly sold in the Greater Shanghai region.

The products are mainly sold to distributors, which then distribute them to various retail outlets such as drug stores and supermarkets. During the year ended March 31, 2008 and the quarter ended December 31, 2008, over 90% and 80%, respectively, of our sales revenue comprised amounts receivable from the distributors for the sale of these products. Typically, 60 to 90 days' credits are given to the distributors.

Our first product, Shining Essence, which was launched in April 2001, remains our best-selling product. Sales of Shining Essence represented approximately 68%, 61% and 48% of our total sales for the years ended March 31, 2006, 2007 and 2008, respectively. In addition to Shining Essence, we have successfully created other new products, such as Shining Probiotics Protein Powder. As we release new products, the percentage contribution of Shining Essence has decreased.

As our products comprise mainly live bacteria, which are reproduced by fermentation, we have historically had a low cost of production of which packaging costs represent the largest cost item. During the last quarter of fiscal year 2008, packaging costs significantly increased as a result of increases in pulp and paper costs. As a result, our gross margin has reduced from 73% in the third quarter of fiscal year 2008 to 71% in the third quarter of fiscal year 2009. Management is taking action to negotiate with the suppliers of packaging materials to bring down the packaging costs going forward.

Our management believes that the following trends in China will have an important impact on, and present significant opportunities for, our business:

Increasing demand for functional food products. As the discretionary income and health-consciousness of the average Chinese consumer increase, we expect the demand for functional foods and dietary supplements to increase.

Curtailment of the use of antibiotics and government support for probiotics. China has the highest per capita consumption of antibiotics in the world. To curtail the overuse of antibiotics, the Chinese government has taken steps to limit the use of antibiotic drugs. Moreover, the Chinese State Food and Drug Administration has acknowledged that probiotics are beneficial for human health.

Increasing demand for dairy product additives. The demand for functional foods and foods that use probiotic supplements is growing at a significant rate and our management believes that it will continue to do so. According to statements made by the Nutrition Development Centre of National Development and Reform Commission in China on April 1, 2007, probiotics will need to be added to baby milk powders produced in China.

Our management expects to capitalize on the opportunities created by these trends to achieve significant growth through:

The introduction of bulk additives products.   We are expanding into the bulk additive business for functional foods through the completion of our 150-ton capacity plant, which is scheduled to commence trial production in June 2009. Government approval for the plant was received on November 30, 2007. Management estimates that Phase 1 of the project, which involves constructing a facility capable of producing 150 tons of probiotics per annum will cost $27.5 million, $25 million of which is expected to be paid by the second quarter of calendar year 2009 and the balance by the third quarter of calendar year 2009. Phase 2 of this project will only commence when demand for probiotics has exceeded the production capacity of the Phase 1 facility. Phase 2 of this project is expected to cost $18 million. The construction cost of Phase I of the plant will be funded by cash received from the sale of convertible promissory notes to Pope Investments II LLC on December 11, 2007 as disclosed in “Business — History”.

On March 21, 2006, Growing State, our subsidiary, entered into an agreement with Shanghai Qingpu Industrial Park District Development (Group) Company Limited for the lease of 73,157 square meters of land in the Shanghai Qingpu Industrial Park District on which we are constructing this plant. The agreement provides for the payment of leasing fees of approximately $1.89 million.  The Qingpu People’s Republic Government issued its formal confirmation of the land use right necessary for the plant construction on November 30, 2007 and confirmed the leasing fee of $1,777,680 (reduced from $2.1 million because the size of the leased land was reduced to 36,075 square meters) and a refundable land deposit of $210,083. We paid the leasing fee on December 28, 2007.  In February 2009, the refundable land deposit was fully refunded the formal land use right certificate was issued. There are no future lease payments under this land lease.

The geographical expansion of retail sales through direct sales and traditional sales channels.  We intend to expand our sales to other cities in China through a combination of distributors and our own outlets. In this regard, we had 107 Shining branded outlets in Shanghai and 12 other major Chinese cities at December 31, 2008. We intend to have over 300 outlets by the end of fiscal year 2010. We expect that the additional demands from opening new outlets will be met initially by increasing production from our existing plant, which currently has the necessary capacity, and in the longer term from our new plant that will have a capacity of 150-300 tons. The initial, 150-ton phase of our new plant is scheduled to commence trial production in June 2009.

The development of new products.  We have introduced several new products which are sold exclusively in our outlets. We plan to continue to develop new products aimed at improving the general health conditions of humans, enhancing their immune system and reducing health problems. This will strengthen our product pipeline and that we will be able to offer a wide array of products in the Shining outlets.

Our operation is generally not labor-intensive. We employed 360 people as of December 31, 2008. The construction of our new plant and the creation of the new direct sales network will result in significant increases in our number of employees as we expect our staff and employees will increase to 1,000 staff over the next two years. We have been recruiting senior executives to strengthen our management team. However, as wages in China are relatively inexpensive, we expect that labor costs will remain insignificant.

Results of Operations

Quarter Ended December 31, 2007 Compared with the Quarter Ended December 31, 2008

Our net income was $6.17 million in the quarter ended December 31, 2008. This included $1.41 million surplus arising from the revaluation of the conversion feature embedded in the convertible notes issued in December 2007 as required by FAS133. Excluding this revaluation surplus, our net income was $4.76 million, which was 17.8% higher than our net income of $4.04 million for the quarter ended December 31, 2007. The increase of net income before the revaluation surplus, resulted from a combination of volume and price increases. Shining Essence continued to be our best selling product, accounting for 41.6% of our sales revenue in the quarter ended December 31, 2008 (47.5% in the quarter ended December 31, 2007).

Our results for the three months and nine months ended December 31, 2007 and 2008 are summarized below:

	Three months ended December 31, 2008		Three months ended December 31, 2007
	Amount	% of Net sales	Amount	% of Net sales
Net sales	$15,810,111	100.00%	$11,931,306	100.00%

Cost of sales	(4,583,371)	(28.99)%	(3,183,056)	(26.68)%
Gross profit	$11,226,740	71.01%	$8,748,250	73.32%
Operating expenses:
Selling expenses	$(3,330,668)	(21.07)%	$(1,752,637)	(14.69)%

General and administrative expenses	(1,353,561)	(8.56)%	(1,258,927)	(10.55)%
Total operating expenses	$(4,684,229)	(29.63)%	$(3,011,564)	(25.24)%
Income from operations	$6,542,511	41.38%	$5,736,686	48.08%
Other income and expenses:
Change in the fair value of embedded derivatives	$1,408,000	8.91%	$-	-%
Other income	60,442	0.38%	118,064	0.99%
Other expenses	(42,718)	(0.27)%	(384,212)	(3.22)%
Total other income (expenses)	$1,425,724	9.02%	$(266,148)	(2.23)%
Income before taxes	$7,968,235	50.40%	$5,470,538	45.85%
Provision for income taxes	(2,299,348)	(14.54)%	(1,426,789)	(11.96)%

Net income	$5,668,887	35.86%	$4,043,749	33.89%

	Nine months ended December 31, 2008		Nine months ended December 31, 2007
	Amount	% of Net sales	Amount	% of Net sales
Net sales	$38,676,017	100.00%	$29,266,801	100.00%

Cost of sales	(11,304,893)	(29.23)%	(8,039,651)	(27.47)%
Gross profit	$27,371,124	70.77%	$21,227,150	72.53%
Operating expenses:
Selling expenses	$(8,514,090)	(22.01)%	$(4,630,916)	(15.82)%
General and administrative expenses	(4,218,494)	(10.91)%	(3,155,544)	(10.78)%
Total operating expenses	$(12,732,584)	(32.92)%	$(7,786,460)	(26.60)%
Income from operations	$14,638,540	37.85%	$13,440,690	45.93%
Other income and expenses:
Change in the fair value of embedded derivatives	$2,073,000	5.36%	$-	-%
Other income	1,923,430	4.97%	190,006	0.65%
Other expenses	(260,297)	(0.67)%	(404,147)	(1.38)%
Total other income (expenses)	$3,736,133	9.66%	$(214,141)	(0.73)%
Income before taxes	$18,374,673	47.51%	$13,226,549	45.20%
Provision for income taxes	(4,996,916)	(12.92)%	(3,672,434)	(12.55)%

Net income	$13,377,757	34.59%	$9,554,115	32.65%

Net sales

Net sales in our financial statements are stated at invoiced value less sales discount and sales tax. Our net sales for the three months and nine months ended December 31, 2007 and 2008 comprised the following:

	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Invoiced value on sales	$16,444,448	12,290,615	40,218,563	30,102,465
Less: sales discount	(539,424)	(279,998)	(1,298,000)	(644,819)
Less : sales tax	(94,913)	(79,311)	(244,546)	(190,845)
	$15,810,111	$11,931,306	$38,676,017	$29,266,801

Net sales of $15,810,111 for the quarter ended December 31, 2008 were 32.5% above the net sales of $11,931,306 for the quarter ended December 31, 2007. Net sales of $38,676,017 for the nine months ended December 31, 2008 were 32.1% above the net sales of $29,266,801 for the nine months ended December 31, 2007. The increase was mainly because of an increase in overall sales volume arising from new product sales (offsetting decrease in sales volume of existing products) and increases in the sales price of selected products.

The contributions of each product as a percentage of the total value on sales for the three months and nine months ended December 31, 2007 and 2008 are summarized below:

	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Shining Essence Capsules	41.6%	47.5%	40.1%	49.6%
Shining Signal Capsules	8.8%	13.1%	9.4%	13.9%
Shining Golden Shield Capsules	12.1%	14.1%	13.1%	14.1%
Shining Energy Capsules	10.8%	11.0%	10.9%	11.6%
Shining Essence Stomach Protection Capsules	6.3%	5.0%	6.1%	4.9%
Shining Probiotics Protein Powder	5.9%	4.4%	4.6%	2.5%
Other products	7.4%	3.7%	6.7%	2.9%
	92.9%	98.8%	90.9%	99.5%
Bulk additives	7.1%	1.2%	9.1%	0.5%
	100.0%	100.0%	100.0%	100.0%

Certain comparative figures have been reclassified to conform with current year’s presentation.

Unit volume and unit prices comparatives (on the invoiced value of sales) for the three months and nine months ended December 31, 2007 and 2008 are summarized below:

	Percentage increase (decrease) from the prior year
	Three months ended December 31,
	2008			2007
	Unit volume	Selling prices	Overall increase / (decrease)	Unit volume	Selling prices	Overall increase / (decrease)
Shining Essence Capsules	9%	(1)%	8%	(9)%	12%	2%
Shining Signal Capsules	(27)%	13%	(17)%	(2)%	1%	(1)%
Shining Golden Shield Capsules	(9)%	17%	6%	17%	51%	77%
Shining Energy Capsules	19%	0%	19%	19%	36%	62%
Shining Essence Stomach Protection Capsules	21%	28%	55%	N/A %	N/A %	N/A %
Shining Probiotics Protein Powder	121%	(27)%	61%	N/A %	N/A %	N/A %
Other products	150%	0%	150%	456%	97%	995%
Bulk additives	620%	0%	620%	N/A %	N/A %	N/A %

	Percentage increase (decrease) from the prior year
	Nine months ended December 31,
	2008			2007
	Unit volume	Selling prices	Overall increase / (decrease)	Unit volume	Selling prices	Overall increase / (decrease)
Shining Essence Capsules	(2)%	0%	(2)%	(11)%	17%	4%
Shining Signal Capsules	(27)%	12%	(18)%	(10)%	1%	(9)%
Shining Golden Shield Capsules	(3)%	17%	13%	25%	48%	85%
Shining Energy Capsules	9%	5%	14%	26%	35%	70%
Shining Essence Stomach Protection Capsules	31%	14%	49%	N/A %	N/A %	N/A %
Shining Probiotics Protein Powder	161%	(16)%	119%	N/A %	N/A %	N/A %
Other products	186%	(1)%	183%	423%	104	967%
Bulk additives	2174%	0%	2174%	N/A %	N/A %	N/A %

Cost of sales

Cost of sales for the three months ended December 31, 2008 was $4,583,371 compared with $3,183,056 for the three months ended December 31, 2007. Cost of sales for the nine months ended December 31, 2008 was $11,304,893 compared with $8,039,651 for the nine months ended December 31, 2007. The increase in cost of sales was primarily because of increases in the cost of packaging materials and the overall sales volume.

Unit volume and unit costs comparatives for the three months and nine months ended December 31, 2007 and 2008 are summarized below:

	Percentage increase (decrease) from the prior year
	Three months ended December 31,
	2008			2007
	Unit volume	Unit costs	Overall increase / (decrease)	Unit volume	Unit costs	Overall increase / (decrease)
Shining Essence Capsules	9%	16%	26%	(9)%	3%	(6)%
Shining Signal Capsules	(27)%	11%	(19)%	(2)%	(12)%	(4)%
Shining Golden Shield Capsules	(9)%	13%	3%	17%	32%	54%
Shining Energy Capsules	19%	17%	39%	19%	49%	77%
Shining Essence Stomach Protection Capsules	21%	12%	35%	N/A %	N/A %	N/A %
Shining Probiotics Protein Powder	121%	17%	158%	N/A %	N/A %	N/A %
Other products	150%	18%	195%	456%	97%	995%
Bulk additives	620%	21%	771%	N/A %	N/A %	N/A %

	Percentage increase (decrease) from the prior year
	Nine months ended December 31,
	2008			2007
	Unit volume	Unit costs	Overall increase / (decrease)	Unit volume	Unit costs	Overall increase / (decrease)
Shining Essence Capsules	(2)%	17%	15%	(11)%	8%	(4)%
Shining Signal Capsules	(27)%	12%	(18)%	(10)%	(1)%	(11)%
Shining Golden Shield Capsules	(3)%	9%	6%	25%	32%	65%
Shining Energy Capsules	9%	21%	32%	26%	47%	85%
Shining Essence Stomach Protection Capsules	31%	3%	35%	N/A %	N/A %	N/A %
Shining Probiotics Protein Powder	161%	24%	224%	N/A %	N/A %	N/A %
Other products	186%	12%	220%	423%	0%	423%
Bulk additives	2174%	2%	2219%	N/A %	N/A %	N/A %

Gross profit

Gross profit for the three months ended December 31, 2008 was $11,226,740 compared with $8,748,250 for the three months ended December 31, 2007. Gross profit for the nine months ended December 31, 2008 was $27,371,124 compared with $21,227,150 for the nine months ended December 31, 2007. The increase in gross profit was primarily due to an increase in overall sales volume.

The average gross profit percentage for all of our products for the three months and nine months ended December 31, 2007 and 2008 are summarized below:

	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007

Average for all products	71%	73%	71%	73%

Gross profit margin slightly decreased from 73% in the quarter ended December 31, 2007 to 71% this quarter as a result of increases in cost of packaging materials and electricity largely offset by increase in sales prices.

Selling expenses

Selling expenses were $3,330,668 or 21.1% of net sales for the three months ended December 31, 2008 compared with $1,752,637 or 14.7% of net sales for the three months ended December 31, 2007. The operating costs of the retail outlets are included as selling expenses. The increase in selling expenses was primarily caused by the roll out of retail outlets. As of December 31, 2008, we had a total of 107 retail outlets in operation compared with 27 outlets as of December 31, 2007.

General and administrative expenses

General and administrative expenses were $1,353,561 or 8.6% of net sales for the three months ended December 31, 2008 compared with $1,258,927 or 10.6% of net sales for the three months ended December 31, 2007. The increase of $94,634 was primarily due to the additional research cost of $80,390 related to the development and launching of new products.

Provision for income taxes

Provision for income taxes was $2.3 million and $1.4 million for the quarters ended December 31, 2008 and 2007, respectively. Excluding the $1.4 million surplus on revaluation of the convertible note, income before taxes was $6.6 million for the third quarter of fiscal year 2009 compared with $5.5 million for 2008. The increase in income tax payable is attributable to an increase in operating profit.

Segment reporting

We have adopted the “products” approach for segment reporting. For the three and nine months ended December 31, 2007 and 2008, we had only one reporting segment—the probiotic products as health supplement. We manufactured and sold the probiotic products solely in China and delivered all shipments to destinations within China, and all of our long-lived assets were physically located in China. We made all sales to external customers.

Fiscal Year Ended March 31, 2007 Compared with the Fiscal Year Ended March 31, 2008

Our net income was $17.5 million for the fiscal year ended March 31, 2008. This included $3.4 million surplus arising from the revaluation of the conversion feature embedded in the convertible notes issued in December 2007 as required by FAS133. Excluding this revaluation surplus, our net income was $14.1 million, which was 29.9% above our net income of $10.9 million for the fiscal year ended March 31, 2007. Our growth in net income primarily resulted from growth in our sales volume of our products. Shining Essence continued to be our best selling product. We have enjoyed strong growth in demands for many products such as Shining Golden Shield and Shining Energy which outpaced that of Shining Essence. In addition, new product sales now account for 13.6% of our sales revenue during the year ended March 31, 2008 (1.9% in the year ended March 31, 2007). As a result, the percentage of sales revenue attributable to Shining Essence has been diluted to only 48% of our total sales revenue in the year ended March 31, 2008 (61% in the year ended March 31, 2007).

Our results for 2007 and 2008 are summarized below:

	Years ended March 31, 2007		Years ended March 31, 2008
	Amount	% of Net sales	Amount	% of Net sales
Net sales	$30,609,941	100.00%	$42,321,111	100.00%
Cost of sales	(8,910,633)	29.11%	(12,310,092)	29.09%
Gross profit	$21,699,308	70.89%	$30,011,019	70.91%
Operating expenses:
Selling expenses	$(4,502,687)	14.71%	$(6,869,109)	16.23%
General and administrative expenses	(2,265,220)	7.40%	(4,826,473)	11.40%
Total operating expenses	$(6,767,907)	22.11%	$(11,695,582)	27.63%
Income from operations	$14,931,401	48.78%	$18,315,437	43.28%
Other income and expenses:
Other income	$223,401	0.73%	$4,163,438	9.84%
Other expenses	(62,948)	0.21%	-	-%
Total other income (expenses)	$160,453	0.52%	$4,163,438	9.84%
Income before taxes	$15,091,854	49.30%	$22,478,875	53.12%
Provision for income taxes	(4,186,868)	13.68%	(4,936,631)	11.66%
Net income	$10,904,986	35.62%	$17,542,244	41.45%

Net sales

Net sales in our financial statements are stated at invoiced value less sales discount and sales tax. Our net sales for the past two fiscal years comprised of the following:

	Year ended March 31,
	2007	2008
Invoiced value on sales	$30,806,063	$43,775,529
Less: sales discount	-	(1,171,096)
Less: sales tax	(196,122)	(283,322)
	$30,609,941	$42,321,111

Net sales of $42,321,111 for the fiscal year ended March 31, 2008 were 38.3% above the net sales of $30,609,941 for the fiscal year ended March 31, 2007. The increase was mainly attributable to increased sales volume and increases in average selling prices due to changes in sales mix.

The contributions of each product as a percentage of invoiced value on sales for the year ended March 31, 2007 and 2008 respectively are summarized below. New product sales (including Energy, Stomach Protection and others) now account for 13.6% of our sales revenue for the year ended March 31, 2008. While the sales revenues of Essence and Signal capsules have remained stable, their percentage contributions to our sales revenue have been diluted by increases in new product sales.

	Year ended March 31,
	2007	2008
Shining Essence Capsules	61.57%	48.61%
Shining Signal Capsules	18.31%	13.23%
Shining Golden Shield Capsules	9.30%	13.12%
Shining Energy Capsules	8.91%	11.47%
Shining Essence Stomach Protection Capsules	-%	4.75%
Shining Probiotics Protein Powder	-%	3.65%
Other products	1.91%	5.17%
	100.00%	100.00%

Unit volume and unit prices comparatives (on the invoiced value of sales) for 2007 and 2008 are summarized below. The increase in selling prices of Golden Shield and Energy capsules primarily reflect a combination of price increase and changes in sales mix with more sales of packages with higher selling prices.

	Percentages increase (decrease) from the prior year
	Year ended March 31,
	2007			2008
	Unit volume	Selling prices	Overall increase / (decrease)	Unit volume	Selling prices	Overall increase / (decrease)
Shining Essence Capsules	21%	-%	21%	(5)%	12%	6%
Shining Signal Capsules	60%	(2)%	57%	(6)%	2%	(4)%
Shining Golden Shield Capsules	40%	-%	40%	37%	34%	84%
Shining Energy Capsules	72%	-%	72%	45%	16%	68%
Shining Essence Stomach Protection Capsules	-%	-%	-%	100%	100%	100%
Shining Probiotics Protein Powder	-%	-%	-%	100%	100%	100%
Other products	3,600%	-%	3,600%	685%	(51)%	285%

Cost of sales

Cost of sales for the year ended March 31, 2008 was $12,310,092 compared with $8,910,633 for the year ended March 31, 2007. The increase in cost of sales was primarily caused by increased sales volume.

Unit volume and unit costs comparatives for the year ended March 31, 2007 and 2008 are summarized below. The increase in unit costs of Golden Shield and Energy capsules primarily reflect changes in sales mix with more sales of packages with higher unit costs.

	Percentages increase (decrease) from the prior year
	Year ended March 31,
	2007			2008
	Unit volume	Unit costs	Overall increase / (decrease)	Unit volume	Unit costs	Overall increase / (decrease)
Shining Essence Capsules	21%	0%	21%	(5)%	3%	(2)%
Shining Signal Capsules	60%	(4)%	54%	(6)%	(2)%	(8)%
Shining Golden Shield Capsules	40%	(4)%	34%	37%	17%	60%
Shining Energy Capsules	72%	(3)%	67%	45%	25%	81%
Shining Essence Stomach Protection Capsules	-%	-%	-%	100%	100%	100%
Shining Probiotics Protein Powder	-%	-%	-%	100%	100%	100%
Other products	3,600%	0%	3,600%	685%	0%	685%

Gross profit

Gross profit increased by $8,311,711 from $21,699,308 for the 2007 fiscal year to $30,011,019 for the 2008 fiscal year. This represents a 38.3% increase, which reflects primarily increases in sales volume. Our gross profit margin remained the same as last year at 70.9%. In the fourth quarter of fiscal year 2008, the cost of packaging increased significantly due to increases in pulp and paper costs which reduced our gross profit margin for the fourth quarter to 66.6% from 73.3% in the third quarter. Management is taking action to bring down the packaging costs going forward.

Selling expenses

Selling expenses were $6,869,109 or 16.2% of net sales for the fiscal year ended March 31, 2008 compared with $4,502,687 or 14.7% of net sales for the fiscal year ended March 31, 2007. The operating costs of the retail stores are included as selling expenses. This increase in selling expenses was primarily caused by the roll out of retail stores. As of March 31, 2008, we had a total of 60 retail stores in operation (as of March 31, 2007, we had 9 retail stores).

General and administrative expenses

General and administrative expenses were $4,826,473 or 11.4% of net sales for the year ended March 31, 2008 compared with 2,265,220 or 7.4% of net sales for the year ended March 31, 2007. The increase in general and administrative expenses was due to additional research costs of $1,696,657 related to the development and launching of new products, and staff and administrative costs incurred in connection with the construction of the new plant.

Other Income

Other income comprised the $3.37 million revaluation of the convertible note and interest income of $0.7 million. At the date of issuance, the estimated fair value of embedded derivative portion of the convertible note was $9.1 million. As a result of a decrease in our share price and share trading volatility, the fair value of such portion as at March 31, 2008 decreased to $5.7 million. The $3.37 million decrease in the fair value of the convertible note has been recorded as other income.

Provision for income taxes

Provision for income taxes was $4.94 million and $4.19 million for the fiscal years ended March 31, 2008 and 2007, respectively. Excluding the $3.37 million surplus on revaluation of the convertible note, income before taxes was $22.5 million for fiscal year 2008 compared with $15.1 million for 2007. The increase in income tax payable is attributable to an increase in operating profit.

Segment reporting

We have adopted the “products and services” approach for segment reporting. For fiscal years 2007 and 2008, we had only one reporting segment—the probiotic products as health supplement. We manufactured and sold the probiotic products solely in China and delivered all shipments to destinations within China, and all of our long-lived assets were physically located in China. We made all sales to external customers.

Fiscal Year Ended March 31, 2006 Compared with the Fiscal Year Ended March 31, 2007

Our net income was $10.90 million for the fiscal year ended March 31, 2007, which was 30.54% above our net income of $8.35 million for the fiscal year ended March 31, 2006. Our growth in net income primarily resulted from growth in our sales volume of our products. Our average product prices did not change materially during fiscal year 2007. Shining Essence continued to be our best selling product, accounting for 61.57% of our sales revenue in fiscal year 2007 (68.27% in fiscal year 2006). The growth rate on this product's sales volume was 20% in fiscal year 2007 (46% in fiscal year 2006). Growth rates on our three other main products (Shining Signal, Shining Golden Shield and Shining Energy) ranged from 35% to 65%.

Our results for 2006 and 2007 are summarized below:

	Years ended March 31, 2006		Years ended March 31, 2007
	Amount	% of Net sales	Amount	% of Net sales
Net sales	$21,862,385	100.00%	$30,609,941	100.00%
Cost of sales	(6,445,148)	(29.48)%	(8,910,633)	(29.11)%
Gross profit	$15,417,237	70.52%	$21,699,308	70.89%
Operating expenses:
Selling expenses	$(2,434,448)	(11.14)%	$(4,502,687)	(14.71)%
General and administrative expenses	(797,232)	(3.65)%	(2,265,220)	(7.40)%
Total operating expenses	$(3,231,680)	(14.78)%	$(6,767,907)	(22.11)%
Income from operations	$12,185,557	55.74%	$14,931,401	48.78%
Other income and expenses:
Other income	$69,041	0.32%	$223,401	0.73%
Other expenses	(89)	0.00%	(62,948)	(0.21)%
Total other income (expenses)	$68,952	0.32%	$160,453	0.52%
Income before taxes	$12,254,509	56.05%	$15,091,854	49.30%
Provision for income taxes	(3,900,541)	(17.84)%	(4,186,868)	(13.68)%
Net income	$8,353,968	38.21%	$10,904,986	35.62%

Net sales

Net sales in our financial statements are stated at invoiced value less sales tax. Our net sales for the past two fiscal years comprised of the following:

	Year ended March 31,
	2006	2007
Invoiced value on sales	$22,157,252	$30,806,063
Less: sales tax	(294,867)	(196,122)
	$21,862,385	$30,609,941

Net sales of $30,609,941 for the fiscal year ended March 31, 2007 were 40.01% above the net sales of $21,862,385 for the fiscal year ended March 31, 2006. The increase was primarily because of increase in sales volume.

The contribution of each product as a percentage of invoiced value on sales for the past two fiscal years was as follows:

	Year ended March 31,
	2006	2007
Shining Essence Capsules	68.27%	61.57%
Shining Signal Capsules	15.77%	18.31%
Shining Golden Shield Capsules	9.00%	9.30%
Shining Energy Capsules	6.93%	8.91%
Other products	0.03%	1.91%
	100.00%	100.00%

Unit volume and unit prices comparatives (on the invoiced value of sales) for 2006 and 2007 are summarized below:

	Percentages increase (decrease) from the prior year
	Year ended March 31,
	2006			2007
	Unit volume	Selling prices	Overall increase / (decrease)	Unit volume	Selling prices	Overall increase / (decrease)
Shining Essence Capsules	46%	0%	46%	21%	0%	21%
Shining Signal Capsules	82%	1%	83%	60%	(2)%	57%
Shining Golden Shield Capsules	26%	(1)%	25%	40%	0%	40%
Shining Energy Capsules	77%	0%	77%	72%	0%	72%
Other products	n/a	n/a	n/a	3,600%	0%	3,600%

Average for all products	52%	0%	52%	53%	0%	53%

Cost of sales

Cost of sales for the fiscal year ended March 31, 2007 was $8,910,633 compared with $6,445,148 for the fiscal year ended March 31, 2006. The increase in cost of sales was primarily because of increase in sales volume. The increase in cost of sales was primarily caused by increased sales volume. The increase in production volume has resulted in slightly lower overhead on a per unit basis.

Unit volume and unit costs comparatives for 2006 and 2007 are summarized below:

	Percentages increase (decrease) from the prior year
	Year ended March 31,
	2006			2007
	Unit volume	Unit costs	Overall increase / (decrease)	Unit volume	Unit costs	Overall increase / (decrease)
Shining Essence Capsules	46%	(7)%	36%	21%	0%	21%
Shining Signal Capsules	82%	(2)%	78%	60%	(4)%	54%
Shining Golden Shield Capsules	26%	(5)%	20%	40%	(4)%	34%
Shining Energy Capsules	77%	(1)%	75%	72%	(3)%	67%
Other products	n/a	n/a	n/a	3,600%	0	3,600%

Average for all products	52%	(7)%	41%	53%	(12)%	35%

Gross profit

Gross profit increased by $6,282,071 from $15,417,237 for the 2006 fiscal year to $21,699,308 for the 2007 fiscal year. This represents a 40.7% increase, which reflects primarily increases in sales volume.

Selling expenses

Selling expenses were $4,502,687 or14.71% of net sales for the fiscal year ended March 31, 2007 compared with $2,434,448 or 11.14% of net sales for the fiscal year ended March 31, 2006. The increase was mainly attributable to an increase in advertising expenses, which was the most significant item included in selling expenses. Advertising expenses increased by $1,867,047 from $1,105,943 for the 2006 fiscal year to $2,972,990 for the 2007 fiscal year. The increase in advertising increased the overall sales volume of our products by 53% in fiscal year 2007.

General and administrative expenses

General and administrative expenses were $2,265,220 or 7.40% of net sales for the year ended March 31, 2007 compared with 797,232 or 3.650% of net sales for the year ended March 31, 2006. The increase of $1,467,988 was primarily due to additional investor relation fees and legal fees.

Provision for income taxes

Provision for income taxes was $4,186,868 and $3,900,541 for the fiscal year ended March 31, 2007 and 2006, respectively. The increase of $286,327 was due to a $469,958 increase in income taxes and a $183,631 decrease in tax surcharge. The increase in income taxes was due to higher income before taxes which increased 23.1%. The decrease in tax surcharge was because part of the tax of 2005 has been paid in January 2006.

Our principal operations are in China. Business enterprises established in China are subject to income taxes and value added taxes under Chinese tax laws and regulations unless they have exemptions. We have made tax payments to the Chinese tax authorities since 2005. Our management believes that our operations in China were exempted from income taxes and value added taxes for all prior years because we had been recognized by the local government as an advanced technology enterprise. However, we have never received a written confirmation from the appropriate tax authorities for the tax exemption status of our operations in China. As a result, there is no way to ascertain the position which may be taken by the relevant Chinese tax authorities in the future.  Accordingly, our financial statements contain full provisions for all applicable tax liabilities, plus surcharge, for all prior calendar years. Such provisions for tax liabilities and surcharge will be reversed out of the financial statements at the appropriate point in the future. According to Chinese tax regulations, outstanding tax payable in China for the calendar years prior to 2005 may be subject to potential penalties for the late payment of taxes which is calculated on the basis of 0.5 times to five times the amount of taxes payable, which amount to $4.9 million (if calculated based on 0.5 times of taxes payable) to $49 million (if calculated based on five times of the amount of taxes payable) as of March 31, 2006 and 2007. No provision for the potential tax penalties has been made in our financial statements as our management believes that the possibility of having to pay the penalties is unlikely.

Segment reporting

We have adopted the “products and services” approach for segment reporting. For fiscal years 2006 and 2007, we had only one reporting segment—probiotics products as health supplement. We manufactured and sold probiotics products solely in China and delivered all shipments to destinations within China, and all of our long-lived assets were physically located in China. We made all sales to external customers.

Liquidity and Capital Resources

We had cash of $66.4 million and working capital of $50.8 million as of December 31, 2008. Cash generated from operations was $19.36 million in the fiscal year March 31, 2008, $10.01 million in the fiscal year ended March 31, 2007 and $6.98 million in the fiscal year ended December 31, 2006. Cash generated from operations was $17.1 million in the nine months ended December 31, 2008, $13.3 million in the nine months ended December 31, 2007 and $5.89 million in the nine months ended December 31, 2006. The cash generated from operations of $17.1 million was higher than the net income of $13.4 million due to the non-cash surplus of revaluation of convertible notes of $2.0 million and lower working capital needs resulting from better working capital management. The cash generated from operations of $13.3 million mainly reflects net income for the 9 months of $9.55 million and improvement in working capital items.

Our current facility commenced operations in 2000. With the increases in sales volume in the last couple of years, we are reaching our production capacity. We are constructing a new plant with an overall project size of $45.5 million. Phase 1 of the project involves constructing a facility capable of producing 150 tons of probiotics per annum and is estimated to cost $27.50 million, $25 million of which is expected to be paid in the second quarter of calendar year 2009 and the balance by the end of third quarter of calendar year 2009. Subsequent phases of this project will only commence when expected demands for probiotics exceed the production capacity of the Phase 1 facility.

We did not have any changes related to financing activities for the nine months ended December 31, 2008. On December 11, 2007, we issued a 4% Senior Convertible Promissory Note in the amount of $25,000,000 (the “Note”) with a maturity date of December 11, 2010. The principal amount of the Note is convertible into shares of our common stock at an exercise price of $12.00 per share at any time until the maturity date. If the Note is not converted at maturity, we will redeem the Note at a price that gives a total yield of 10% per annum inclusive of the annual interest. The Note also provides for mandatory conversion into common stock if the Group achieve a net income of $60 million in fiscal year 2010. Net proceeds of the Note are expected to be used to fund the construction of a proposed 150-metric-ton-per-year manufacturing facility and for other capital expenditures.

We had cash of $64.31 million and working capital of $53.08 million as of March 31, 2008, cash of $26.99 million and working capital of $21.23 million as of March 31, 2007 and cash of $19.84 million and working capital of $10.74 million as of March 31, 2006. Cash generated from operations was $19.36 million for the fiscal year ended March 31, 2008, $10.01 million for the fiscal year ended March 31, 2007 and $6.98 million for the fiscal year ended March 31, 2006.

Our business is not capital or labor intensive. Typically, 60% of our sales take place in the second half of the fiscal year. Since our customers have historically been large distributors with which we have done business for a number of years, our cash flows from our existing business have been, and we expect them to continue to be, fairly reliable.

We had capital expenditures totaling $10.30 million for the year ended March 31, 2008, primarily on improvements to production and research facilities.  We spent $1.49 million on fixed assets in fiscal year 2007.  We had capital expenditures totaling $15.1 million in the nine months ended December 31, 2008, mainly in connection with the construction of the new plant. We spent $8.4 million on fixed assets in the nine months ended December 31, 2007 and $1.3 million on fixed assets in the nine months ended December 31, 2006.

We are expanding our sales to other cities in China through a combination of distributors and our own outlets. In this regard, we have opened 107 outlets in Shanghai and 12 other cities in China at December 31, 2008 and intend to have over 300 outlets by the end of fiscal year 2010 at an anticipated cost of approximately $7.72 million. In preparation for the opening of our retail outlets, we have repackaged a number of our existing products for sale in our outlets, and have introduced several new products which are available exclusively in our outlets. The costs of repackaging the existing products and releasing the new products are minimal and have been included in our cost of sales and selling and administrative expenses. We will continue to develop new products to strengthen our product pipeline and add to our retail outlets offerings. As our development costs mainly comprise staff costs, we do not expect that such costs will be significant.

We had net cash of $25 million generated from financing activities in fiscal year 2008. We had $2.28 million of cash flows used in financing activities for the year ended March 31, 2007 and $2.44 million of cash flows used in financing activities for the year ended March 31, 2006.  Details on our financing activities for the three fiscal years are as follows:

	Years ended March 31,
	2006	2007	2008
	$Million	$Million	$Million
CASH FLOWS FROM FINANCING ACTIVITIES
Temporary advance from shareholders	1.50		-
Repayment on temporary advance from shareholders	(1.50)		-
Advances to related parties	(1.71)		-
Cash received on advances to related parties	3.35		-
Proceeds from issuance of common stock	5.07		-
Proceeds from issue of convertible bond	2.57		25
Distributions to previous owners of the subsidiary	(6.85)		-
Payment of liquidating dividends (in form of purchase consideration) to previous owners of the subsidiary in conjunction with acquisition of subsidiary	(2.27)		-
Loan from shareholders / (repayment on loan from shareholders)	2.28	(2.28)
Payment to settle liabilities assumed in connection with reverse acquisition	(0.005)		-
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	2.44	(2.28)	25

	Nine months ended December 31,
	2007	2008
	$Million	$Million
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of convertible bond	25	-
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	25	-

On December 11, 2007, we issued a 4% Senior Convertible Promissory Note in the amount of $25,000,000 (the “Note”) with a maturity date of December 11, 2010. The principal amount of the Note is convertible into shares of our common stock at an exercise price of $12.00 per share at any time until the maturity date. If the Note is not converted at maturity, we will redeem the Note at a price that gives a total yield of 10% per annum inclusive of the annual interest. The Note also provides for mandatory conversion into common stock if the Group achieve a net income of $60 million in fiscal year 2010. Net proceeds of the Note are being used to fund the construction of a proposed 150-metric-ton-per-year manufacturing facility and for other capital expenditures.

Taking into account our current cash position and our anticipated cash flows from operations, we expect we will be able to meet all our funding needs in the next twelve months, including payments required to settle our contractual obligations and for our construction of our new plant. No assurance, however, can be given that our business plan will succeed. In the event that our business plan does not materialize as predicted, we may need to seek for external financing to fund our expansion plan. There can be no assurance that we will be able to raise needed capital on favorable terms, if at all. In addition, there is no assurance that our estimate of our liquidity needs is accurate or that new business development or other unforeseen events will not occur, resulting in the need to raise additional funds.

Inflation

We believe that inflation has not had a material impact on our results of operations for the fiscal years ended March 31, 2006, 2007 and 2008.

Seasonality

Typically, 60% of our sales take place in the second half of our fiscal year because many of our customers purchase our products to give as gifts during the Chinese festivals that occur during this time of the year. While it is still too early to tell, we expect that our bulk additive sales will not be seasonal in nature because the bulk products are purchased by food manufacturers consistently throughout the year.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our principal contractual obligations and commercial commitments over various future periods as of December 31, 2008.

Contractual	Payment due by period (as of December 31, 2008)
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Lease Obligations	$4,921,709	$4,921,709	-	-	-
Operating Lease Obligations	$479,454	$479,454	-	-	-
Total	$5,401,163	$5,401,163	-	-	-

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including changes in foreign currency exchange rates and fair value. We do not enter into derivatives or other financial instruments for trading or speculative purposes in the normal course of business.

Foreign Currency Exchange Rate Risk

Our operations are conducted mainly in the People’s Republic of China. As such, our earnings are subject to movements in foreign currency exchange rates when transactions are denominated in RMB, which is our functional currency.

Therefore, changes in the rate of exchange between the U.S. dollar and the RMB, in which the financial statements of our operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our RMB-denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

These changes result in cumulative translation adjustments, which are included in “Accumulated other comprehensive income”, and potentially result in transaction gains or losses, which are included in our earnings.

Fair Value Risk

We record an adjustment on our convertible notes adjusting the fair value of the embedded conversion options. The change in the value of these instruments is primarily impacted by the price of our stock at the end of each reporting period. This adjustment creates a non-cash effect on our statement of operations which may have a significant impact.

Research and Development Expenditures

We have a strong research and development team supported by a technical advisory board of experts. In addition to having advanced technology in bacteria culturing and protection, we also conduct research and development into complimentary technology, including genetically engineered drugs, drug delivery solutions and Chinese medicine, in an effort formulate solutions to address specific health problems and expand our product line. We incurred research and development costs of approximately $0, $497,817 and $2,194,474 for the years ended March 31, 2006, 2007 and 2008 respectively, and approximately $740,175, $659,785 and $168,012 in the three months ended December 31, 2008, 2007 and 2006, respectively. Such research and development costs are mainly comprised of raw material costs, laboratory expenses and staff salaries in the research and development division, which were included as part of the production costs in our financial statements for such periods.

Critical Accounting Policies

Our critical accounting policies are described in the Notes to the Financial Statements included in our Annual Report filed with the SEC on Form 10-K for the fiscal year ended March 31, 2008, and this Form S-1 should be read in conjunction with that Annual Report. This MD&A discusses our consolidated financial statements for the three months and nine months ended December 31, 2007 and 2008, and for the fiscal years ended March 31, 2006, 2007 and 2008. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States. In preparing these financial statements, we are required to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates and judgments on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider accounting policies related to (a) allowance for doubtful accounts, and (b) use of estimates as applied to potential penalties for the late payment of taxes, to be critical accounting policies due to the estimation process involved in each.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses that may result from the inability of our customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of specific customers. Since our inception of business, we have never experienced any unrecoverable receivables. We have not experienced situations causing us to cast doubt on the ability of our customers to make required payments. The balance of our allowance for doubtful account has always been zero. We had trade receivables totaling $14,319,107 as of December 31, 2008, and a zero balance for allowance for doubtful accounts. We have considered all relevant factors, including the financial conditions, affecting the payment abilities of customers comprising these receivables up to the date of this prospectus and we believe these customers are able to make required payments. We, however, cannot give assurance that these factors, including the financial conditions of these customers, will not change adversely in the future. We will continue to evaluate the ability of all our customers to make required payments. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, allowances may be required.

Use of estimates as applied to potential penalties for the late payment of taxes

Our principal operations are in the PRC. Business enterprises established in the PRC are subject to income taxes and value added taxes under PRC tax laws and regulations unless they have exemptions. We have made tax payments to the PRC tax authorities since 2005. We believe that our operations in the PRC were exempted from income taxes and value added taxes for all prior years because we had been recognized by the local government as an advanced technology enterprise. However, we have never received a written confirmation from the appropriate tax authorities for the tax exemption status of our operations in the PRC. As a result, there is no way to ascertain the position which may be taken by the relevant PRC tax authorities in the future. Accordingly, our financial statements contain full provisions for all applicable tax liabilities for all prior calendar years. Such provisions for tax liabilities will be reversed out of the financial statements at the appropriate point in the future.

According to PRC tax regulations, our overdue tax liabilities in the PRC for the calendar years prior to 2005 may be subject to potential penalties for the late payment of taxes which is calculated on the basis of 0.5 times to five times the amount of taxes payable, which amounts to from $4.9 million (if calculated based on 0.5 times of taxes payable) to $49 million (if calculated based on five times of the amount of taxes payable) as of December 31, 2007 and 2008. The Group has reserved for the payment of taxes that may be owed for calendar years prior to 2005 and any associated surcharges (which are calculated at 0.05% per day on the accrued tax liabilities) in its financial statements until the matter is fully resolved. Following the adoption of FIN48, the Group has reserved for the surcharges payable for the fiscal year 2008 and for the nine months ended December 31, 2008. We consider it is more likely than not that the associated penalty will not need to be paid.

Recent Accounting Pronouncements

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.” This FSP clarifies the application of SFAS No. 157 in a market for that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP was effective for the Company upon issuance, including prior periods for which financial statements have not been issued; and, therefore was effective for the Company’s financial statements as of and for the three and nine month periods ended December 31, 2008. Adoption of FSP No. FAS 157-3 did not have a significant impact on the Company’s financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. Management does not anticipate that the provisions of SFAS No. 162 will have an impact on the Company’s consolidated results of operations or consolidated financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133.” SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities to improve the transparency of financial reporting. SFAS No. 161 is effective for financial statements issued for periods beginning after November 15, 2008. SFAS No. 161 is effective for the Company’s fiscal quarter that begins on January 1, 2009. Management is currently evaluating the potential impact, if any, on the Company’s disclosures in its consolidated financial statements.

On February 15, 2007 the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and result of operations. The Company does not believe that any of the other recently issued and adopted, but yet effective, accounting standards would have a material effect on the accompanying financial statements.

BUSINESS

History

We were incorporated under the name Otish Resources, Inc. in Delaware in February 2003.  Prior to March 2006 we were a mineral exploration stage company specializing in acquiring and consolidating mineral properties with potential for commercial ore bodies. Although we conducted some preliminary exploration work with respect to our mineral properties, we never achieved full operations with respect to our mineral properties.

On March 22, 2006, we entered into and completed a securities exchange agreement with SGI and the SGI shareholders pursuant to which the SGI shareholders transferred all of the equity securities of SGI to us in exchange for the issuance of shares of our common stock. At the closing of the share exchange, we issued to the SGI shareholders an aggregate of 15,980,000 shares of our common stock in exchange for their shares of SGI, and SGI became our wholly-owned subsidiary. SGI owns all of the equity securities of Shining. In connection with the share exchange, the following also occurred:

•
On March 21, 2006 we filed an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware, which, among other things, changed our name to “China-Biotics, Inc.” and provided that our common stock, which had previously been divided into Class A and Class B common stock (of which no Class B common stock was outstanding), would become one class of common stock. On March 22, 2006, immediately after the share exchange, our Board of Directors adopted amended and restated bylaws.

•
On March 22, 2006, immediately prior to the share exchange, SGI issued 2,858 ordinary shares in a private placement for an aggregate consideration of $5,067,700, which we refer to as the private placement. Each of these investors subsequently exchanged these shares for an aggregate of 1,870,000 shares of our common stock in the share exchange. Pursuant to the terms of an escrow agreement entered into in connection with the private placement, $5,064,842 of the consideration was deposited with an escrow agent pursuant to an agreement with the investors in the private placement to ensure that the money would be used for certain purposes. Under the terms of the escrow agreement, $5,000 was released to Stan Ford pursuant to the closing of the transaction described in the third bullet below and $4,222,143 was released upon our initial filing of the registration statement of which this prospectus is a part. In addition, $750,000 is to be released from time to time to cover certain marketing and executive officer search expenses. The marketing expenses that are covered include payment for the creation of website, the publication of company newsletters, the procurement of independent research coverage, and the preparation of press releases and presentations. The executive officer search expenses primarily cover the payment to consultants and search firms for the recruitment of senior management, such as a chief financial officer, and may also cover the appointment of independent directors, if applicable. $84,660 of this amount was released to third parties for marketing expenses. The remainder of the escrowed amount of $87,699 was released to Chinamerica Fund, L.P., one of our shareholders, on March 24, 2006 as reimbursement for its expenses incurred in connection with the private placement and share exchange, including expenses incurred in assisting SGI and its counsel in the diligence process and preparing and reviewing documents related to the transactions. In March 2007, the remaining amount of $573,612 in the escrow account was released to us.

•
On March 22, 2006, immediately prior to the share exchange, we entered into an agreement with Stan Ford, our then-current director, President, Secretary and Treasurer and majority stockholder, pursuant to which we agreed to transfer to Mr. Ford all of the 726 shares of stock of Diadem Resources, Ltd. we owned, valued at $5,363, for $5,000 in cash in exchange for the assumption by Mr. Ford of any and all liabilities associated therewith and the redemption of the 20,000,000 shares of our common stock owned by Mr. Ford. The Stan Ford Transaction was consummated immediately after the share exchange on March 22, 2006. We are currently holding the 20,000,000 shares in treasury pending cancellation.

•	At the closing of the share exchange, we entered into the following agreements with certain of our stockholders:

•
an Investors’ Rights Agreement with Chinamerica Fund, L.P., Chinamerica Sino-biotics Acquisitions, LLC, Pope Investments, LLC, Matt Hayden, BFS US Special Opportunities Trust PLC, Renaissance US Growth Investment Trust PLC and Halter/Pope USX China Fund pursuant to which we were obligated not to take the following corporate actions without the approval of holders of at least 75% of the then outstanding shares of common stock:

•
authorize or issue, or agree to issue, any other equity security, including any security convertible into or exercisable for any equity security, having a preference over the our common stock with respect to voting, dividends, conversion or upon liquidation;

•	amend our certificate of incorporation, except as required by law or court order;

•
redeem, purchase or otherwise acquire (or pay into or set funds aside for a sinking fund for such purpose) any shares of our common stock, other than certain repurchases from employees, officers, directors, consultants or other service providers;

•	engage in any new line of business, other than as currently contemplated or any related, ancillary or complementary businesses;

•
agree to sell all or substantially all of our equity interests in any of our subsidiaries unless our board of directors, after consulting with legal counsel, determines in good faith it is necessary to comply with its fiduciary duties; or

•	authorize the payment of any dividends or distributions on our common stock.

In addition, we granted these investors a right of first offer with respect to any shares of capital stock we sell at a per share price below the then current market price. The agreement will terminate upon the earlier of: (a) the date these investors as a group hold less than 25% of our outstanding shares of common stock, (b) two years from the date of the agreement, and (c) the date the put right set forth in the Put Agreement described below is exercised.  This agreement has now terminated.

•
Lockup Agreements with Master Talent Group Ltd., Yiu Ying Fai, Sharpsville Investments Limited, Po Ka Tsun Karlson, Bright Boom Group Limited, Fascinating Gain Investments Limited, Charming Leader Group Limited, Chinamerica Fund, L.P., Chinamerica Sino-biotics Acquisitions, LLC, Pope Investments, LLC, Matt Hayden, BFS US Special Opportunities Trust PLC, Renaissance US Growth Investment Trust PLC and Halter/Pope USX China Fund, pursuant to which such stockholders generally were obligated not to sell, transfer or otherwise dispose of a portion of their shares for a period of one year without the permission of us and Chinamerica Fund, L.P., one of our stockholders.

•
a Registration Rights Agreement with Master Talent Group Ltd., Yiu Ying Fai, Sharpsville Investments Limited, Po Ka Tsun Karlson, Bright Boom Group Limited, Fascinating Gain Investments Limited, Charming Leader Group Limited, Chinamerica Fund, L.P., Chinamerica Sino-biotics Acquisitions, LLC, Pope Investments, LLC, Matt Hayden, BFS US Special Opportunities Trust PLC, Renaissance US Growth Investment Trust PLC and Halter/Pope USX China Fund, pursuant to which we are obligated to file a registration statement on Form SB-2 as soon as practical, and in any event on or before April 7, 2006 to register the resale of certain registrable securities by such stockholders. We originally filed this registration statement on March 24, 2006, fulfilling this obligation.

•
a Put Agreement with Chinamerica Fund, L.P., Chinamerica Sino-biotics Acquisitions, LLC, Pope Investments, LLC, Matt Hayden, BFS US Special Opportunities Trust PLC, Renaissance US Growth Investment Trust PLC and Halter/Pope USX China Fund, pursuant to which we were obligated to purchase the shares that the Private Placement Investors received in the share exchange if we failed to file a registration statement by April 14, 2006.

•
At or prior to the closing of the share exchange, our officers and directors resigned and were replaced by Song Jinan as our sole director, Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary.

Immediately prior to the completion of the share exchange, Stan Ford, our then-current director, President, Secretary and Treasurer, beneficially owned 94.8% of our common stock. Upon the completion of the share exchange, private placement and Stan Ford Transaction, the former SGI shareholders and their designees collectively owned 98.7% of our common stock, Song Jinan, our then then-sole director and President, owned 29.8% of our common stock and members of his family owned an additional 20.3% of our common stock.

In February 2006, in anticipation of a potential business combination transaction, we purchased 1 million shares of our common stock from one of our directors, Fred Cooper, for $750.

SGI was incorporated in the British Virgin Islands on February 13, 2004. SGI’s original shareholders were Mr. Song Jinan, Ms. Yan Li, Mr. Huang Weida and Ms. Yan Yihong (the “Original SGI Shareholders”). Ms. Kwok Kin Kwok became the sole shareholder of SGI on March 11, 2005 when she purchased 1000 shares of SGI (100% of the outstanding shares of SGI) from the Original SGI Shareholders. The SGI shares were sold to Ms. Kwok in order to comply with Chinese government regulation and to facilitate the future listing of China-Biotics stock outside of China. The temporary transfer of stock to a third party in this manner is a common practice in China.

Until August 2005, the Original SGI Shareholders owned 99.5% of the outstanding stock of Shanghai Shining Biotechnology Co. Ltd. (“Shining”), with Shanghai Shengyuan Property Co., Ltd. (“Shengyuan”) owning the remaining 0.5% of the Shining equity. Shengyuan became a shareholder of Shining in 2002 when Shining became a joint stock limited company in order to comply with a Chinese law requiring that joint stock limited companies have a minimum of five shareholders.

On August 11, 2005, SGI entered into an agreement to acquire 100% of the outstanding Shining shares from the Original SGI Shareholders and Shengyuan in exchange for a total cash consideration of $2.27 million (RMB18.35 million). Under the terms of this agreement, SGI agreed to make full payment of the consideration within three months after the transaction was approved by the relevant government authorities in the People’s Republic of China. On August 19, 2005, the transaction was approved by the Economic and Trade Bureau of the Pudong New District, Shanghai, People’s Republic of China and in October 2005, SGI made full payment of $2.27 million to the Original SGI Shareholders. In December 2005, SGI’s acquisition of Shining was consummated when a revised business license was issued to Shining as a Wholly Owned Foreign Corporation, signifying the formal recognition of SGI as Shining’s sole shareholder by the Chinese government authorities.

Also on August 11, 2005, SGI and the Original SGI Shareholders entered into a supplemental agreement granting the Original SGI Shareholders the option to purchase an aggregate of 9,000 share of SGI for $1.00 per share. No consideration was paid by the Original SGI Shareholders in exchange for the option. On October 25, 2005, the Original SGI Shareholders exercised the option and purchased 9,000 shares of SGI for an aggregate of $9,000. After exercise of the option, the Original SGI Shareholders owned 9,000 shares of SGI (90% of the outstanding SGI equity) and Ms. Kwok owned 1,000 shares of SGI (10% of the outstanding SGI equity).

In the share exchange, the Original SGI Shareholders exchanged their 9,000 SGI shares for 10,067,400 shares of Company common stock, which represented 63% of the total of 15,980,000 shares received by all SGI shareholders in this transaction. Ms. Kwok’s shares of SGI stock were exchanged for 1,118,600 shares of Company common stock issued in the name of Bright Treasure Group Ltd., an entity that is beneficially-owned by Ms. Kwok.

On December 9, 2005, SGI incorporated a wholly-owned subsidiary, Growing State Limited, in accordance with the laws of the British Virgin Islands. On September 22, 2006, Growing State Limited established a wholly-foreign owned enterprise, Growing Bioengineering (Shanghai) Company Limited, in China.

On December 11, 2007, we sold a 4% Senior Convertible Promissory Note in the amount of $25,000,000 (the “Note”) with a maturity date of December 11, 2010 to Pope Investments II LLC, an affiliate of Pope Investments, LLC, in a private placement. In connection with the sale, we entered into an Investment Agreement and a Registration Rights Agreement. In addition, Mr. Song Jinan, the company’s Chief Executive Officer, Chairman, and largest shareholder, entered into a Guaranty Agreement and a Pledge Agreement, pursuant to which Mr. Song agreed to guaranty the company’s obligations under the Note and to secure such guaranty with a pledge of 4,000,000 shares of China-Biotics common stock owned by Mr. Song. The principal amount of the Note is convertible into shares of our common stock at an exercise price of $12.00 per share at any time until the maturity date subject to adjustment for subdivision or combination of our common stock and similar events. If the Note is not converted at maturity, we will redeem the Note to provide Pope with a total yield of 10% per annum inclusive of the annual interest. The Note also provides for mandatory conversion into common stock if we achieve a net income of $60 million in fiscal year 2010. Pope Investments II LLC may declare the outstanding principal amount and any accrued but unpaid interest, calculated at a rate of 10% per annum, to be immediately due and payable upon an event of default, including non-payment of obligations under the Note, bankruptcy or insolvency, or failure to perform any covenant set forth in the Note or Investment Agreement. Pursuant to the Investment Agreement we have secured payment of our obligations under the Note with a pledge of 100% of the stock of our subsidiary, SGI, to Pope Investments II LLC. Net proceeds of the Note are being used to fund the construction of a proposed 150-metric-ton-per-year manufacturing facility and for other capital expenditures.

Current Operations

Overview

We are engaged in the research, development, production, marketing and distribution of probiotics products, which are products that contain live microbial food supplements which beneficially affect the host by improving its intestinal microbial balance.

Our first product, Shining Essence, was approved by the Chinese Ministry of Health for production and to market as a health product in August 2000. We launched Shining Essence in Shanghai in April 2001, and it is currently our best-selling product, representing approximately 68% of our total sales for the year ended March 31, 2006, 61% for the year ended March 31, 2007, and 48% for the year ended March 31, 2008, and approximately 62%, 48% and 42% of our total sales for the three months ended December 31, 2006, 2007 and 2008, respectively.   The Health Food Association of China named Shining Essence as the best selling liver health product in 2001.

From October to December 2001, we obtained three patents for our production process, packaging design and packing equipment design. We applied those technologies in manufacturing process of all products under the “Shining” brand. In June 2004, we submitted an application for registration of a patent regarding the production of one of our products to the Intellectual Property Bureau of China. We have obtained approval for this patent, but have not yet been issued a formal certificate by the authorities.

In February 2002, we obtained the certifications below from TÜV Rheinland/Berlin-Brandenburg Group of Companies. Management believes that our Shanghai production plant was the first and the only production plant in China for probiotics that obtained all four certifications.

•
ISO 9001. We obtained ISO 9001:2000 certification from TÜV Anlagentechnik GmbH in respect of our production process for its leading product, Shining Essence and will expire in January 2010. According to the American National Standards Institute, ISO 9001:2000 specifies requirements for a quality management system where an organization needs to demonstrate its ability to consistently provide product that meets customer and applicable regulatory requirements, and aims to enhance customer satisfaction through the effective application of the system, including processes for continual improvement of the system and the assurance of conformity to customer and applicable regulatory requirements. All requirements of this international standard are generic and are intended to be applicable to all organizations, regardless of type, size and product provided.

•
ISO 14001. We obtained ISO 14001:1996 certification from TÜV Anlagentechnik GmbH in respect of our production process for our Shining Essence product, which expires in February 2010. According to the American National Standards Institute, ISO 14001:2004 specifies requirements for an environmental management system to enable an organization to develop and implement a policy and objectives which take into account legal requirements and other requirements to which the organization subscribes, and information about significant environmental aspects. It applies to those environmental aspects that the organization identifies as those which it can control and influence. It does not itself state specific environmental performance criteria.

•
OHSAS 18001. We obtained OHSAS 18001:1999 certification from TÜV Hong Kong Ltd in respect of our production process for our Shining Essence product, which expires in June 2009. According to BSI Management Systems - Asia, Occupational Health and Safety Assessment Series specification relates to an entity’s occupational health and safety management systems that enable organizations to control its occupational health and safety risks and improve its performance. It does not state specific occupational health and safety performance criteria, nor does it give detailed specifications for the design of a management system. OHSAS 18001 is an assessment specification developed in response to the need for companies to meet their health and safety obligations in an efficient manner.

•
HACCP. We obtained HACCP DS 3027 E:1997 certification from TÜV Anlagentechnik GmbH in respect of our production process for our Shining Essence product, which expires in July 2009. The term “HACCP” stands for Hazard Analysis Critical Control Point. The HACCP DS 3027 E:1997 standard was developed to ensure food safety among food manufacturers and their suppliers in Denmark.

Products

We currently manufacture and sell several health supplements under the “Shining” brand in the Shanghai area as set forth below. All of these products have been approved by the Ministry of Health in China and their content has been tested by the Shanghai Preventative Medicine Research Institute, which found that our products contain the quantities of bacteria specified by us. While management believes these products to be effective, their effectiveness has not been conclusively established.

Our four major products are:

•
Shining Essence - Composed of lactobacillus acidophilus and bifidobacterium bifidum, aimed at balancing the microecology of the digestive system, enhancing intestinal health and protecting and strengthening liver function;

•	Shining Signal - Composed of monascus rice and lactobacillus acidophilus, focused on reducing high blood pressure, high blood sugar level and hyperlipidemia;

•	Shining Golden Shield - Composed of bifidobacterium adolescentis and lentinusedodes, focused on enhancing the body’s immune system; and

•	Shining Energy - Composed of Vitamin C, L. Arginine, and other amino acids, aimed at promoting the development of brain cells and enhancing alertness and energy.

In addition, in March 2006, we opened our first retail outlet in Shanghai and launched the following products in the market:

•
Shining Beauty Essence - Composed of soy bean isoflavones and pueraria lobata p extracts, aimed at increasing bone mineral density of elderly people and reducing negative health effects associated with the aging process;

•	Shining Companion Bifidus Factor Granule - Composed of bifidus, focused on enhancing the growth of bifidus in the human body and enhancing intestinal health;

•	Shining Stomach Protection Capsules - Composed of lactobacillus acidophilus, aimed at protecting stomach walls and improving the digestive system;

•	Shining Sicanel Capsules - Composed of lactobacillus acidophilus, focused on reducing hyperlipidemia, or excess levels of fats in the blood; and

•	Shining Golden Shield (kid’s version) - Composed of bifido bacterium adolescentis and lentinusedodes, focused on enhancing the body’s immune system.

We intend to continue to develop new products to strengthen our product pipeline so that we may offer an array of products for sale in the market.

Business prospects

Leveraging on what our management believes are our technical competence, cost efficiencies and highly recognized brand, our management expects to achieve significant growth through:

•
the introduction of bulk additives products  - We are expanding into the bulk additive business for functional foods through the completion of our 150-ton capacity plant, which is scheduled to commence trial production in June 2009. Government approval for the plant was received on November 30, 2007. Management estimates that Phase 1 of the project, which involves constructing a facility capable of producing 150 tons of probiotics per annum will cost $27.5 million, $25 million of which is expected to be paid by the second quarter of calendar year 2009 and the balance by the third quarter of calendar year 2009. Phase 2 of this project will only commence when demand for probiotics has exceeded the production capacity of the Phase 1 facility. Phase 2 of this project is expected to cost $18 million. The construction cost of Phase I of the plant will be funded by cash received from the sale of convertible promissory notes to Pope Investments II LLC on December 11, 2007 as disclosed in “Business — History”;

•
the geographical expansion of its retail sales through direct sales and traditional sales channels  - We intend to expand the sale of our products to the other metropolitan cities in China through a combination of the traditional distribution channels and dedicated Shining outlets. We opened our first store in Shanghai in March 2006, and plan to open additional Shining outlets in Beijing, Shanghai, Jiangsu, Zhejiang, Shenyang, Harbin and Heilongjiang. We intend to open over 300 stores by the end of fiscal year 2010.  We have a total of 107 outlets as of December 31, 2008; and

•
the development of new products  - We plan to continue to develop new products aimed at improving the general health conditions of humans, enhancing their immune system and reducing health problems. We are also in the process of developing new products to strengthen our product pipeline so that we may offer an array of products for sale in the Shining outlets.

Industry overview and market condition

Probiotics

We manufacture and sell probiotics. Most probiotics are bacteria based and naturally exist in the human body in the lower intestinal tract. The introduction of “helpful” bacteria and other organisms may aid in preventative fights against infection and improve digestion, especially with respect to dairy products.

Probiotics generally have a very short life-span. Water, acid and oxygen are harmful to probiotics and most die or cease to function after a short period of time after extraction from the source. A reduction of these naturally-occurring organisms due to poor eating habits, stress, or the use of antibiotic drugs or other factors may disrupt the natural equilibrium of the body and could lead to a variety of abdominal ailments and an overall decrease in the function of the immune system.  Based on information available on the website www.usprobiotics.org , a non-profit research and education website sponsored by the California Dairy Research Foundation and Dairy & Food Culture Technologies, researchers are also studying potential links between low probiotics microbial levels and hypertension, certain types of cancer, high cholesterol, and allergies (to access this information, click on the Section “Probiotics Basics,” and then click on the Section “Health Effects of Probiotics.” Subsections of “Health Effects of Probiotics” include “hypertension,” “cancer,” “elevated blood cholesterol” and “allergy.”)

China market

China has very limited capacity to produce probiotics.

We believe that demand for probiotics and functional foods in China will continue to increase in the forseeable future. We believe that China lacks manufacturing capabilities of bulk additives in a scale necessary to support the functional foods industry. This has forced processed food producers to either import most of their probiotics or produce finished products abroad and re-import the final product. We believe this creates significant inefficiencies in both cost and probiotics efficacy, as some bacteria die during transport.

Demands for functional food products are expected to grow significantly.

As the discretionary income and health-consciousness of the average Chinese consumer increase, we expect the demand for functional foods and dietary supplements to increase. We believe that the demand for functional foods and dietary supplements will be further bolstered by the stated commitment of the Chinese government to reduce the use of antibiotics and promote the use of probiotics and other preventative measures.

Curtailment of the use of antibiotics may stimulate demand for probiotics.

According to two Chinese newspaper articles entitled “80,000 people in China die from inappropriate use of antibiotics each year, children suffer the most,” published in Xin Kuai Bao dated December 12, 2003 available in Chinese at http://info.china.alibaba.com/news/detail/v8-d5779326.html under “News/Detail”), and “How many people die from inappropriate use of antibiotics in China each year?,” published on 19 July 2005 by Bio Information Net (available in Chinese at www.bio168.com/news/200507/46448F8BBO5D.html under “Homepage/News/Main Text of the News”), China has the highest per capita consumption of antibiotics in the world. In 2000, the World Health Organization cautioned that “superdiseases” are being created by the overuse of antibiotics. In order to stem the tide of these drug resistant strains, many nations have taken steps to limit the use of antibiotic drugs. In July 2004, the Chinese government took an active role in the fight against the overuse of antibiotics by requiring prescriptions for these drugs. To further reduce the use of antibiotics, the Chinese government has slashed the retail price of antibiotics by 60%, so that it is no longer profitable for a large number of antibiotics manufacturers to continue to manufacture such products. This resulted in a marked increase in the use of other products to not only treat existing infections but prevent infections from occurring. In addition, on May 20, 2005 (effective July 1, 2005) the State Food and Drug Administration (reference no. Guo Shi Yao Jian Zhu (2005) no. 202) issued a notice acknowledging that probiotics are beneficial for human health and also introduced guidelines for regulating manufacturers of probiotics products and registration of probiotics products with the State Food and Drug Administration.

Demand for dairy product additives is expected to increase significantly.

The demand for functional foods and foods that use probiotic supplements is growing at a significant rate. According to AC Nielsen (article available at http://cn.en.acnielsen.com/news/20050916.shtml), yogurt and yogurt drinks are the fastest growing products in the food products segment in China, with sales increasing by 38% in 2004 alone. Sales of infant formula grew 23% in the same year. Moreover, according to statements made by the Nutrition Development Centre of National Development and Reform Commission in China, effective April 1, 2007, probiotics are added to baby milk powders produced in China. The relevant regulations are expected to be announced at a later date. These factors translate into significant growth in demands in China for live bacteria as food addictives.

Business strategies

Leveraging on what our management believes are our technical competence, cost efficiencies and highly recognized brand, our management expects to achieve significant growth through:

•	the introduction of bulk additives products;

•	the geographic expansion of our retail sales through direct sales and traditional sales channels; and

•	the development of new products.

Bulk market

Most probiotics used for the manufacture of yogurt, milk powder products and food preservatives are currently imported. However, we believe imported probiotics are generally more expensive and are of lower quality as most bacteria die during transport. In addition, according to statements made by the Nutrition Development Centre of National Development and Reform Commission in China, on April 1, 2007, probiotics must be added to baby milk powders and other products produced in China. The relevant regulations will be implemented at a later date. We are expanding into the bulk additive business for functional foods through the completion of our 150-ton capacity plant, which is re-scheduled to commence trial production in June 2009. Government approval for the plant was received on November 30, 2007. Management estimates that Phase 1 of the project, which involves constructing a facility capable of producing 150 tons of probiotics per annum will cost $27.5 million, $25 million of which is expected to be paid by the second quarter of calendar year 2009 and the balance by the third quarter of calendar year 2009. Phase 2 of this project will only commence when demand for probiotics has exceeded the production capacity of the Phase 1 facility. Phase 2 of this project is expected to cost $18 million. The construction cost of Phase I of the plant will be funded by cash received from the sale of convertible promissory notes to Pope Investments II LLC on December 11, 2007 as disclosed in “Business — History”.

Geographic expansion and direct sales

We sell our products solely in Greater Shanghai through distributors. Over the past five years, we believe we have firmly established ourselves in Shanghai as the leading supplier and manufacturer of probiotics products. We now intend to expand the sale of our products to the other metropolitan cities in China through a combination of the traditional distribution channels and dedicated Shining outlets.

We opened the first Shining retail outlet in Shanghai in March 2006. We have repackaged our products for sale in our outlets, and have introduced several new products which are sold exclusively in our outlets. As at December 31, 2008, we have opened 107 outlets in Shanghai and 12 other cities in China (as of December 31, 2007, we had 27 retail outlets in Shanghai and Changchun).

In preparation for the opening of additional retail outlets, we have also been actively recruiting and training retail sales staff since the beginning of 2006. We have already successfully recruited a number of very experienced sales professionals and have trained a pool of sales staff. We have also designed and implemented control systems to manage this new business.

We plan to open over 300 stores by the end of fiscal year 2010. Currently, we have opened 107 outlets in Shanghai and 12 other cities in China. In addition, we have surveyed the other cities in China to assess and select suitable locations for new outlets.

As part of our strategy, we will also consider licensing franchisees to operate retail outlets in due course. We intend to finance the costs of our business expansion by our internal working capital.

Introduction of new products

In connection with the opening of our first Shining store, we launched several new products under the Shining brand. We currently have regulatory approval to produce eight products that can be marketed under the Shining brand. We plan to develop new products to strengthen our product pipeline so that we may offer an array of products for sale in the Shining outlets.

Our Business Prospects

Growth potential from geographic expansion leveraging on the Shining brand.

We have experienced rapid sales growth of our products through retail sales in the Greater Shanghai area under our “Shining” brand. Management believes that the “Shining” brand is one of the most recognized health supplement brands in Shanghai. We plan to expand the sales of our retail products to the other major metropolitan cities in China such as Changchun and Jilin. Given our high gross margin and low overhead structure, management anticipates that distribution in these areas could be profitable, assuming there is sufficient demand. Expansion of retail sales is also a key component of the marketing of our food additives. We intend to co-brand with food producers allowing consumers to identify food products that use our additives as high quality and beneficial. We require our “Shining” logo to be incorporated in the packaging of products manufactured by food producers which contain probiotics additives supplied by us. We have already entered into agreements with 11 food producers for use of our products as food additives.

Significant potential from the new bulk business (yogurt).

Live bacteria are essential to the formulation of yogurt and yogurt -based drinks. Yogurt and yogurt drinks were the fastest growing food product segments in China in 2004 according to AC Nielsen. Yogurt producers in China currently import most of their probiotics additives. We believe that importation of probiotics is costly and a portion of the effective ingredient (bacteria) dies during transportation. Our new plant is intended for bulk manufacturing of probiotics for use as food additives for foods such as yogurt and yogurt drinks.

Significant potential from the new bulk business (milk powder).

Manufacturers have begun to add probiotics to infant formula and milk powders to facilitate and improve digestion and absorption as well as strengthen the immune system of infants. Currently, infant formula made in China by some multinational companies such as Nestle and Mead Johnson already use imported probiotics produced by Rodia SA and Chr. Hansen and other producers in their products. According to statements made by the Nutrition Development Centre of National Development and Reform Commission in China, effective April 1, 2007, probiotics are added to baby milk powders produced in China. Relevant regulations are expected to be announced at a later date. Currently, management believes there is no manufacturing facility in China that can meet the demand for probiotics if this requirement was imposed. Once our new plant is operating, we believe we will be well positioned to capture this significant new demand for probiotics.

In 2008, milk samples (including samples of infant formula) from several Chinese dairy companies, including the three largest producers, were found to have been tainted with melamine, an industrial chemical. In September 2008, China’s State Council, officiated by Premier Wen Jiabao, elected to take steps to conduct comprehensive testing of dairy products and carry out other industry reforms. Although sales of Chinese dairy products have fallen significantly as a result of the melamine scandal, there has not been a significant impact on our business to date as our current sales to the dairy industry are minimal. We believe that the strengthening of product quality and testing standards in the dairy industry are a positive development for domestic suppliers that operate to high international standards. We are engaged in discussion and qualification processes with several large global suppliers of infant formula and dairy products to the China market, and believe that we are well-positioned to benefit as more stringent requirements are implemented in the industry. We are also in discussions with a number of suppliers of bakery, dairy and pharmaceutical products in preparation for the opening of our new plant. Therefore, although the full scope of the melamine problem remains unknown, we do not foresee that it will have a material negative effect on our business and results of operations.

Advanced technology provides product quality advantages.

We believe our proprietary production technology gives us the following competitive advantages:

•	Product shelf life - Our proprietary technology helps to protect the live bacteria in probiotics and allows a survival rate of 70% two years after manufacture.

•	Concentration - The concentration of active ingredients we produce is over 100 times that of the minimum governmental standards in China.

•	Human compatibility - The probiotics we produce originate from organisms cultured from human sources, reducing the risk that the active ingredients will be rejected by the human body.

Strong revenue and profit growth.

Our probiotics products have generated strong sales and profit growth during the past two years, and have generated sufficient cash flow to finance our operations. Sales of our probiotics products increased 38% to $42.3 million in fiscal year 2008 from $30.6 million in fiscal year 2007 and 40% to $30.6 million in fiscal year 2007 from $21.9 million in fiscal year 2006. Similarly, income before taxes increased from $12.3 million in fiscal year 2006, to $15.1 million in fiscal year 2007 and to $22.5 million in fiscal year 2008. Excluding the $3.4 million gain arising from the revaluation of the conversion option embedded in the convertible notes issued in December 2007 included in other income, income before taxes increased by 26.6% from 2007 to 2008, and 23.2% from 2006 to 2007. Sales of our probiotics products increased 32.1% to $38.7 million in the nine months ended December 31, 2008 from $29.3 million in the nine months ended December 31, 2007 and 32% to $29.3 million in the nine months ended December 31, 2007 from $22.2 million in the nine months ended December 31, 2006. Similarly, income before taxes increased to $18.4 million in the first nine months of fiscal year 2009 from $13.2 million in the first nine months of fiscal year 2008 and $11.1 million in the first nine months of 2006.

Production

We use microecology technologies to produce the live bacteria which are the active ingredients of our probiotics. We use a multi-stage fermentation process under a strictly controlled environment using our proprietary technology. Solid bacteria are then extracted and stored using controlled freeze drying methods. Prior to sale to our customers, we transform the solid bacteria into capsule form and place it in sealed double aluminum packaging using our patented equipment.

We have registered the following patents in China:

•	High Quality Microecologics and Microencapsulation Technology (patent registration number ZL 01 1 09063.4), which increases the vitality rate, maintaining large quantities of active bacterium;

•
Nutrition Gas Injection Capability and Double Aluminum Packaging Machine (patent registration number ZL 01 2 04515.2), which enables the probiotics bacterium to retain their vitality for two years and better resist gastric acid; and

•	Packaging for Shining Essence (patent registration number ZL 01 3 01526.5).

In June 2004, we submitted an application for registration of a patent regarding the production of one of our products to the Intellectual Property Bureau of China. We have obtained approval for this patent, but have not yet been issued a formal certificate by the authorities.

Our management believes that we enjoy the following competitive advantages in utilizing such microecologics technology in our production process:

•	We use advanced fermentation, bacteria extraction and microencapsulation technology to produce our products, which increases our output and reduces our costs.

•
Since probiotics are phobic to water, acid and oxygen, their life span is extremely short. We use technology that significantly extends the survival rate of the bacteria and, as a result, our products have a survival rate of two years from manufacturing at room temperature.

•
According to rules governing live bacteria products in China, which took effect in 2001, such products need to maintain out concentrations of live bacteria at a level of 10 6 /g within their stated effective period. Our products maintain a 10 8 /g concentration of live bacteria during their stated effective period. This concentration level is also over 200 times higher than the current commonly accepted international standard.

•
Most probiotic producers extract their bacteria base from animals. The probiotics we produce originate from organisms cultured from human sources to reduce the risk that the active ingredients will be rejected by the human body.

Distribution

We currently sell our products in the greater Shanghai area, mainly to large distributors who then sell them through their networks to supermarkets, hypermarkets, such as Wal-Mart, and drug stores. As of December 31, 2008, we had 18 distributors located in Shanghai, Jiangxu, Zhejiang and Hong Kong. At December 31, 2008, we had 107 Shining branded outlets in Shanghai and 12 other major cities in China.  We intend to open over 300 outlets by the end of fiscal year 2010.  We have been hiring consultants who have many years of experience in the direct selling industry to facilitate the development of new Shining brand outlets. We also plan to create a “Community Network” through which we will continuously provide training and seminars to educate the public about becoming more health conscious and about the benefits of probiotics and the Shining products. We believe that this approach has many advantages:

•
The promotion and sale of probiotics products has historically been most effective through word-of-mouth marketing. We believe that the use of Community Network will provide an additional channel to educate the public about the benefits of probiotics and to provide advice on health related matters.

•
We believe that the use of Community Network to market and sell our products will be cost effective compared with the traditional advertising and selling through distributors, and that it should increase our profit margin.

•
We believe that Community Network will attract a group of health conscious individuals in the community who can share health and product related experiences. This is expected to enhance customer loyalty and encourage recurring sales.

•	We expect that each Shining outlet will employ a combination of employees and agents. The agents will be remunerated mainly on a commission basis, which will minimize our fixed overhead costs.

•
We believe that the Shining brand stores and Community Network will increase brand awareness within the community, which will facilitate the marketing of bulk additives products using the Shining brand.

Customers

We have two different types of customers, consumers and food product manufacturers. Food product manufacturers include yogurt and milk powder producers and animal feed manufacturers. Consumers are primarily individuals in major metropolitan areas who are middle aged or above having middle to higher income levels. We believe that these individuals are becoming increasingly health-conscious and as their income levels increase, they spend more on health related products such as probiotic products. We have historically reached consumers by selling our products to large distributors, who then sell them through their networks to supermarkets, hypermarkets, such as Wal-Mart, and drug stores, where they are purchased by consumers. At December 31, 2008, we had 107 Shining branded outlets in Shanghai and 12 other major cities in China where we sell our products directly to the end users. We intend to have over 300 outlets by the end of fiscal year 2010. We believe owning our own distribution channel and having direct access to the end users will become a significant entry barrier in the future. For the year ended March 31, 2008, two of our customers, Shanghai Lian Hua Quick Convenience Store Limited and Shanghai Sunrise Trading Limited, accounted for 15.5% and 10.5%, respectively, of our sales revenue. These two customers are independent third parties. For the years ended March 31, 2007 and March 31, 2006, no single customer accounted for 10% of our total sales.

Backlog

We do not have any material backlog. Due to our limited capacity, we sell our products on a spot-basis as orders are made. We currently do not have any long-term sales orders with our customers.

Seasonality

Typically, 60% of our sales take place in the second half of our fiscal year because many of our customers purchase our products to give as gifts during the Chinese festivals that occur during this time of the year. While it is still too early to tell, we expect that our bulk additive sales will not be seasonal in nature because the bulk products are purchased by food manufacturers consistently throughout the year.

Marketing and Advertising

We promote our products through the media by placing advertisements in newspapers and magazines and on television in China. From time to time, we also sponsor charitable events to increase public awareness of the benefits of our health products.

Competition

We believe that we are well-positioned to compete in the Chinese pharmaceutical and nutraceutical market with our proprietary technology, strong brand, diverse product portfolio, research and development capabilities, established sales and service network, and favorable cost structure.  Other factors affecting competitive conditions in the Chinese pharmaceutical and nutraceutical market are managerial and technological expertise, the ability to identify and exploit commercially viable products, time to market, patent position, product efficacy, safety, convenience, reliability, availability and pricing.

Our primary competitors in the Chinese domestic probiotics market are two Chinese companies, Shanghai Jiaoda Onlly Co. Ltd. and Shanghai Pharmaceutical Group Co. Ltd. – SINE Pharmaceutical Co. Ltd. and one Japanese company, Morishita Jintan Co. Ltd.  These competitors produce similar probiotics products and have similar market shares to ours in the Chinese domestic market.  In addition to these primary competitors, there are approximately four other domestic competitors that compete with us in the Chinese market.

With respect to the bulk additives market, we believe that our competition will come mainly from large overseas producers and food importers that produce their own supplements. Our management believes that we are well-positioned to compete in the bulk additives market based on the high quality of our products, our favorable cost structure, our time-to-market in the domestic market and our established sales and service network.  We are directing efforts toward encouraging customers to switch from imported bacteria to our products as additives for the production of yogurt, sour milk and other food products.

Research and Development

We have a strong research and development team supported by a technical advisory board of experts. In addition to having advanced technology in bacteria culturing and protection, we also conduct research and development into complimentary technology, including genetically engineered drugs, drug delivery solutions and Chinese medicine, in an effort formulate solutions to address specific health problems and expand our product line. We incurred research and development costs of approximately $2,194,474, $497,817 and $0 for the years ended March 31, 2008, 2007 and 2006 respectively, and approximately $740,175, $659,785 and $168,012 in the three months ended December 31, 2008, 2007 and 2006, respectively. Such research and development costs are mainly comprised of raw material costs, laboratory expenses and staff salaries in the research and development division, which were included as part of the production costs in our financial statements for such periods.

Government Regulation

Food Business

Laws and regulations governing our business include the following: the Law on the Food Conditions of the PRC promulgated and enforced on October 30, 1995, the Administrative Rules for Healthy Food promulgated by the Ministry of Health, or MOH, on March 15, 1996 and enforced on June 1, 1996, the Notice of Circulating the Appraisal Standard of Fungal and Good-Live-Bacterial Healthy Food  and its appendixes-Appraisal Standard of Fungal and Good-Live-Bacterial Healthy Food, and List of Good-Live-Bacteria Applicable for Healthy Food, which are promulgated by the MOH and enforced on March 23, 2001, and the Administration Rules for the Registration of Healthy Food (experimental) promulgated by the State Food and Drug Administration, or SFDA, on April 30, 2005 and enforced on July 1, 2005.

The previous governing authority of healthy food was the MOH. Since the General Office of the State Council of the PRC promulgated the Regulations on the Internal Organizations and Staff Schedule of the State Food and Drug Administration on April 25, 2003, the responsibility of approving healthy food of MOH has been assigned to the SFDA. The SFDA is a direct subordinate authority under the State Council and its responsibilities are generally supervising the safety control of food, healthy food and cosmetics, and supervising drugs.

Pursuant to the Law on the Food Conditions of the PRC, a food manufacturing or other food-related enterprise may not engage in any food manufacturing or other food-related business until it obtains a Health License issued by the competent health administration. While using a new resource in manufacturing food, before the formal production, the company must apply for an approval in accordance with applicable standard food condition application procedures, and obtain a New Food and Food-used Products Health Approval.

Pursuant to the Administrative Rules for Healthy Food, the MOH applied an approval system for healthy food. Any food claiming to have health care functions was required to be inspected and confirmed by the MOH, which would issue a Certificate of Healthy Food upon a successful inspection. After the Administration Rules for the Registration of Healthy Food were enacted, SFDA will make an integral appraisal and inspection of the safety, effectiveness, quality control and the label and introduction of the healthy food. If permitted, the SFDA will issue an Approval Certificate of Native Healthy Food, which is valid for five years.

Pursuant to the Appraisal Standard of Fungal and Good-Live-Bacterial Healthy Food, an enterprise using good-live-bacteria in manufacturing healthy food must satisfy the following requirements:  form a Good Manufacturing Practice (GMP) and a step-by-step Hazard Analysis Critical Control Point (HACCP) quality control system; possess a pilot scale experiment manufacturing scale (at least 500 cubic liters), and submit its pilot scale experiment products for approval; have special plants or workshop, specific manufacturing equipment and devices, a good-live-bacteria lab, special staffs looking after the bacteria under the supervision of experts with at least middle level expert title, and specific technical rules and procedures. In addition, these Rules require that good-live-bacterial healthy food must maintain its active bacteria population at more than 10 6 cfu/ml during its storage term.

Pursuant to the List of Good-Live-Bacteria Applicable for Healthy Food, nine good-live-bacteria can be used in healthy food, including Bifidobacterium bifidum, B.infantis, B.longum, B.breve, B.adolescentis, Lactobacillus.bulgaricus, L.acidophilus, L.Casei subsp.casei, and Streptococcus thermophilus.

Intellectual Property

The tables below set forth the trademarks and patents that we have registered in China. The trademarks were granted by the Trademark Office of State Administration of Industry and Commerce of the People’s Republic of China and the patents were granted by the State Intellectual Property Administration Office of the People’s Republic of China. Each of these trademarks and patents is enforceable only within China.

Trademarks

Description	Registration No.	Class	Term
Logo of Shanghai Shining Biotechnology Co. Ltd. and device	1610780	30	July 28, 2001 to July 27, 2011
Shining	1675162	30	November 28, 2001 to November 27, 2011
“Shining Essence”	1675163	30	November 28, 2001 to November 27, 2011
Device containing 2 cartoon figures	3304485	30	January 21, 2004 to January 20, 2014

Patents

Type	Patent No	Term
High Quality Microecologics and Microencapsulation Technology	ZL 01 1 09063.4	February 28, 2001 to February 27, 2011

Nutrition Gas Injection Capability and Double Aluminum Packaging Machine	ZL 01 2 04515.2	February 28, 2001 to February 27, 2011

Packaging for Shining Essence	ZL 01 3 01526.5	February 28, 2001 to February 27, 2011

Pursuant to the Patent Law of the PRC and its implementation rules amended on August 25, 2000, Chinese laws protect the following three kinds of patents: patent for invention, patent for utility model and patent for design. The State Bureau of Intellectual Property is responsible for the management of patents in China, accepting and reviewing patent applications and granting patents pursuant to laws and regulations. Any invention or utility model for which patent right may be granted must possess novelty, inventiveness and practical applicability. Any design for which patent right may be granted must neither be identical with or similar to any design which, before the date of filing, has been publicly disclosed in publications in the country or abroad or has been publicly used in the country, nor conflict with legal rights of any third party obtained before. The protection period of patent for invention is 20 years and the protection period of patent for utility model or design is 10 years, both calculating from the application date.

Under the Patent Law of the PRC, we may enforce our rights attached to the registered patents against the infringer by applying to the relevant governing authorities for an injunction. We may also apply to the People’s Court for an order of specific performance which prohibits any third parties from using the registered patents. The relevant governing authorities may also impose a fine up to three times the profits made by the infringer from the unauthorized use of the registered patents or a fixed fine up to RMB50,000 for cases which the infringer has not earned any profits from such unauthorized uses.

Pursuant to the Trademark Law of PRC and its implementation rules amended on October 27, 2001, a registered capital may refer to a trademark registered with the Trademark Bureau, including products, service trademark and collective trademark, attest trademark; the trademark owner shall have exclusive rights of using the trademark, under the protection of laws. The exclusive rights of using the trademark is limited within the registered trademark and the registered products on which the trademark can be used. The Trademark Bureau of the State Administration for Industry and Commerce is responsible for managing the trademark registration and administration throughout the PRC. The protection period of registered trademark is ten years from the registration date.

Taxation and Local Governmental Support

Income tax of a foreign-invested enterprise in China is principally governed by the Law on the Income Tax of Foreign-invested Enterprises and Foreign Enterprises of the PRC and its implementation rules promulgated and enforced on July 1, 1991. Pursuant to those law and regulations, the corporate income tax rate of a foreign-invested enterprise is 30%, and the local income tax rate is 3%. However, foreign-invested enterprises which are located in certain areas or satisfy certain qualifications are entitled to a corporate income tax exemption or deduction. For instance, a manufacturing foreign-invested enterprise established in Pudong District, Shanghai, is entitled to pay its corporate income tax at a reduced tax rate of 15%. In addition, a manufacturing foreign-invested enterprise, with a business term in excess of 10 years, is entitled to a two-year corporate income tax exemption calculating from its first profitable year, and for the following three years, such foreign-invested enterprise is entitled to a half deduction of its applicable corporate income tax rate. From January 1, 2008, the income tax rate is expected to gradually increase to the standard rate of 25% over a five-year transition period. However, the New Corporate Tax Law has not set out the details as to how the existing preferential tax rate will gradually increase to the standard rate of 25%.

Foreign Exchange

Foreign exchange in China is principally governed by the PRC Foreign Exchange Control Regulations promulgated by the State Council and enforced on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment promulgated by the State Council and enforced on July 1, 1996. Under these regulations, upon payment of the applicable taxes, foreign-invested enterprises may convert the dividends they received in Renminbi into foreign currencies and remit such amounts outside China through their foreign exchange bank accounts.

If a foreign-invested enterprise needs foreign exchange transaction services in relation to the current account item, it may make such payment through its foreign exchange account or make an exchange and payment at one of the designated foreign exchange banks by providing applicable receipts and certificates, and without an approval from the State Administration of Foreign Exchange, or SAFE. If a foreign-invested enterprise distributes dividends to its shareholders, it will be deemed as foreign exchange transaction services in relation to the current account item, therefore, as long as it provides the board resolutions and other documents authorizing the distribution of dividends, it may make such payment through its foreign exchange account or make an exchange and payment at one of the designated foreign exchange banks.

Notwithstanding the above, foreign exchange conversion matters under the capital account item are still subject to regulatory restrictions, and a prior approval from SAFE or its relevant branches is required before conversion between Renminbi and other foreign currencies.

Facilities

We do not own any real estate. We conduct our operations from a leased facility in Pudong, Shanghai. Pursuant to our lease for this facility, which expires on October 19, 2011, we pay annual rent of RMB507,532, payable in monthly installments of RMB42,294. This facility, which includes a level 100,000 clean room and a level 10,000 clean room, houses our office space manufacturing facilities and warehouse. The maximum current production capacity at this location is approximately 3.5 million capsules per month. We have received ISO 9001, ISO 14001, OHSAS 18001 and HACCP certifications for this facility.   See “Business—Current Operations—Overview” for further information with respect to these certifications.

We have completed planning for the construction of a bulk manufacturing facility that will have an initial capacity of 150 tons per year of bulk product with room for expansion to 300 tons per year based on market demand. Management estimates that Phase 1 of the project, which involves constructing a facility capable of producing 150 ton probiotics per annum, will cost $27.5 million, $25 million of which is expected to be paid by the second quarter of calendar year 2009 and the balance by the third quarter of calendar year 2009. Phase 2 of this project will only commence when demand for probiotics has exceeded the production capacity of the Phase 1 facility. Phase 2 of this project is expected to cost $18 million. The construction cost of Phase 1 of the plant will be funded by cash received from the sale of convertible promissory notes to Pope Investments II LLC on December 11, 2007 as disclosed in “Business-History”. On March 21, 2006, Growing State, our subsidiary, entered into an agreement with Shanghai Qingpu Industrial Park District Development (Group) Company Limited for the lease of 73,157 square meters of land in the Shanghai Qingpu Industrial Park District on which we are constructing this plant. The agreement provides for the payment of leasing fees of approximately $2.1 million, 10% of which we paid on April 11, 2006 as a deposit, to be refunded upon payment in full of the aggregate lease amount. The Qingpu People’s Republic Government issued its formal confirmation of the land use right necessary for the plant construction on November 30, 2007 and confirmed the leasing fee of $1,777,680 (reduced from $2.1 million because the size of the leased land was reduced to 36,075 square meters) and a refundable land deposit of $210,083. We paid the leasing fee on December 28, 2007.  In February 2009, the refundable land deposit was fully refunded the formal land use right certificate was issued. There are no future lease payments under this land lease.

Employees

As at December 31, 2008, we had 360 staff and employees.   The following table summarizes the functional distribution of our employees:

Department	Headcount
Management and Administrative	9
Sales and Marketing	25
Retail Outlet	175
Research and Development	30
Production	83
Finance and Accounting	6
New Plant	32
Total	360

All of these employees were full-time. We do not have any payment obligations for any retirees and are not currently retaining any contractors.

According to Article 10, Trade Union Law of the People’s Republic of China an enterprise, public institution or government organ with 25 or more members must establish a basic-level trade union committee. However, a union is established only if it is voluntarily formed by the employees. We currently do not have a trade union.

Legal Proceedings

We have not been involved in any material litigation or claims arising from our ordinary course of business. We are not aware of any material potential litigation or claims against us which would have a material adverse effect upon our results of operations or financial condition.

MANAGEMENT

Directors, Executive Officers and Key Employees and Advisors

The following is a summary of the business experience of our executive officers and directors:

Mr. Song Jinan, age 47, has been Chief Executive Officer, President, Treasurer and Secretary since March 2006, when he was also appointed to the board of directors. His current term as director expires with 2009 annual meeting. Mr. Song was one of the founders of Shining in 1999, and has been the principal executive officer of Shining since inception. Prior to founding Shining, Mr. Song served as the chief engineer of Sai Bao Bio-Chemical Manufacturing Corporation. Mr. Song received his Bachelor’s Degree in Polymers from the University of Hei Long Jiang and his Master’s degree in Politics and Economics from Habin Industrial University.

Dr. Chin Ji Wei, age 52, has been a director since January 2007 and his current term expires with the 2009 annual meeting. Dr. Chin has over 20 years of academic experience as a lecturer and researcher in the field of horticulture, where he has been focused on the areas of efficient agriculture industry and food safety. Dr. Chin has served as a Vice Principal, professor, and lecturer at Northeast Agricultural University in China since 1999. From 1985 to 1995, Dr. Chin served as a Researcher at the Northeast Agricultural University and the Northeast Agricultural Institute. Dr. Chin has Bachelors, Masters, and Doctorate degrees, all from Northeast Agricultural University.

Dr. Du Wen Min, age 41, has been a director since January 2007 and his current term expires with the 2009 annual meeting. Dr. Du has served as the Deputy Director in charge of the Centre for Adverse Drug Reactions in Shanghai since 2001. The centre was established in June 2001 as a technology unit governed by The Shanghai Food and Drug Authority. Dr. Du has also served as the Vice Chairman of Evaluation of Pharmacology & Clinical Pharmacy in Shanghai, China, and the Vice Chairman at the Centre for the Study of Liver Disease in Shanghai, China since 2006. Dr. Du has Bachelors and Masters degrees from Shanxi Medical University and a Doctorate in Medicine from Fudan University.

Mr. Simon Yick, age 51, has been a director since January 2007 and his current term expires with the 2009 annual meeting. Mr. Yick has over 20 years experience in corporate finance, direct investment and auditing. From March 2002 to January 2004, Mr. Yick worked as an Executive Director of Kingsway Capital Ltd.   Mr. Yick has served as the managing director at Sinovest Capital Ltd., which makes direct investments, is involved with merger & acquisition activities, and operates a full service consultancy business for both Hong Kong and PRC enterprises, since 2004. His experience includes working for Ernst & Young in London and Hong Kong, in addition to holding senior positions at multiple U.S., Taiwan, and Hong Kong based investment banking firms in Hong Kong. In addition, he is currently the independent non-executive director and chairman of the audit committee for four Hong Kong listed companies and an independent non-executive director of a PRC (Shenzhen Stock Exchange) listed company and a fellow member of both the Chartered Association of the Certified Accountants in UK and the Hong Kong Institute of Certified Public Accountants.

Mr. Lewis Fan, age 39, has been Chief Financial Officer since March 6, 2009.  Mr. Fan served as Vice President and Senior Analyst in equity research at Brean Murray, Carret & Co from 2008 to 2009, Assistant Vice President of investor relations at The Ruth Group from 2007-2008, Senior Analyst at GFI Securities, Inc. in 2007, Associate Analyst in equity research at UBS Securities in 2007, and Associate in emerging markets strategy at Deutsche Bank from 2003 to 2007.  Mr. Fan has a master of business administration degree in finance from New York University, a master of science degree in medicinal chemistry from the University of Michigan, and a bachelor of arts degree in biology and chemistry from Luther College.

In addition, we have a strong management team with significant experience in our industry. We also have a technical advisory panel comprising a group of experts from different fields of live sciences, including genetics, microecologics, biochemistry and molecular materials, to advise on our product research and development. Mr. Song Jinan is a member of the technical advisory panel. Biographical details of the other key employee not included above are set out below:

Ms. Yan Yihong, age 46, is the chief administration officer (assistant to the general manager) of Shining. Ms. Yan has served as a director of Shining since 1999. She was appointed as the chief administration officer in 2004. During the past five years, Ms. Yan has been an employee of Shining in various capacities and has, among other things, participated in formulating the company’s development plans, implemented the company’s internal control procedures and represented the company in business negotiations with relevant government authorities and other external parties.

Board Structure and Composition

Our board of directors currently consists of four members: Mr. Song Jinan, Dr. Chin Ji Wei, Dr. Du Wen Min and Mr. Simon Yick.  Dr. Chin Ji Wei, Dr. Du Wen Min and Mr. Simon Yick are independent directors under the independence definitions established by the SEC, the American Stock Exchange and NASDAQ.

On May 28, 2008, we established an audit committee of the board of directors (the “Audit Committee”). The initial members of the Audit Committee are Dr. Chin Ji Wei, Dr. Du Wen Min and Mr. Simon Yick. Mr. Simon Yick serves as the initial chairperson of the Audit Committee. Our board of directors has determined that Mr. Simon Yick qualifies as an audit committee financial expert and is an independent director under the independence definitions established by the SEC, the American Stock Exchange and NASDAQ.

On May 28, 2008, we also established a nominating committee (the “Nominating Committee”) and a compensation committee (the “Compensation Committee”) of the board of directors. The initial members of the Nominating Committee are Mr. Song Jinan, Dr. Chin Ji Wei and Dr. Du Wen Min. Mr. Song serves as the initial chairperson of the Nominating Committee. The initial members of the Compensation Committee are Dr. Chin Ji Wei, Dr. Du Wen Min and Mr. Simon Yick. Dr. Du Wen Min serves as the initial chairperson of the Compensation Committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, executive officers, including our chief financial officer and other of our senior financial officers, and employees.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our compensation program is designed to attract and retain employees and reward them for their efforts toward helping us achieve both long-term and short-term goals.  Currently, compensation for our executive officers consists solely of base salary, which is set based on relevant factors, such as:

•	The short-term and long-term performance of the company;
•	The performance of the executive officers in light of relevant corporate goals and objectives;
•	Executive compensation levels at comparable companies; and
•	The recommendations of our Chief Executive Officer.

Base salaries are reviewed annually and adjustments are made to reflect performance-based factors, such as the individual performance of the executive officer and the financial performance of the Company, as well as competitive conditions in the industry.  The Compensation Committee has adopted a policy that it will use the Company’s financial performance for fiscal year 2009 as a baseline to determine its executive officers’ future compensation, including any adjustments to their current salaries in the annual review process.  Other specific performance goals and specific corporate goals and objectives that may be used to set or adjust executive compensation are currently under discussion by the Compensation Committee but have not yet been formally approved.

Other elements of compensation, such as options or other awards of equity-based compensation, are not currently a part of the Company’s compensation program. It is likely that the Company’s Compensation Committee will consider whether to include other forms of compensation, such as options or other equity-based compensation, to its executive officers as it continues to review the Company’s compensation program.

The compensation of Mr. Lewis Fan, our Chief Financial Officer, was approved by our Compensation Committee based on Mr. Fan’s salary history, his professional experience, his personal attributes and experience, an analysis of the compensation levels of U.S.-based chief financial officers of comparable companies and on the recommendation of our Chief Executive Officer. The two companies that were identified as comparable for purposes of setting Mr. Fan’s compensation were American Oriental Biogineering, Inc. and Shanghai Bright Dairy & Food.  American Oriental Bioengineering is a New York Stock Exchange listed, U.S.-based company focused on producing pharmaceutical and neutraceutical products for the Chinese market. Shanghai Bright Dairy & Food is a Shanghai Stock Exchange listed company that produces dairy products for the Chinese market.  The Compensation Committee will seek to identify additional companies in the future that are considered comparable for the purposes of setting executive compensation. Any future adjustments to Mr. Fan’s compensation will take into account the factors described above, his future performance, the Company’s future financial performance, and any additional factors the Compensation Committee considers appropriate at that time.

Prior to the formation of the Compensation Committee, the compensation of our executive officers (including the current compensation of Mr. Song, our Chief Executive Officer) was set by the board of directors based on review of compensation levels at comparable companies (such as American Oriental Biogineering, Inc. and Shanghai Bright Dairy & Food) and on company and individual performance.  Mr. Song’s current compensation was considered and confirmed without adjustment by the Compensation Committee in May 2009.  His salary will be subject to further review and adjustment by the Compensation Committee after the financial results for fiscal year 2009 are released.

Our Compensation Committee was formed on May 28, 2008.  The Compensation Committee is responsible for advising and assisting the Board in its responsibilities related to compensation of the Company’s executives, and ensuring that compensation plans are appropriate and competitive and properly reflect the objectives and performance of our management and the company.

Executive Officer Compensation

The table below lists the compensation received by Mr. Song, the principal executive officer and Mr. Li, the former principal financial officer, for the periods indicated. Mr. Song and Mr. Li were the only executive officers of the Company for the period indicated. No other officer of China-Biotics or SGI received compensation in excess of $100,000 this period

		Executive Compensation
Name and Principal Position (2)	Year	Salary ($)		Bonus	Other Annual Compensation
Song Jinan, Chief Executive Officer,	2008	$139,020	(1)	—	—
Treasurer and Secretary
Raymond Li, Chief Financial Officer	2008	$76,923	(1)	—	—

(1)        Mr. Song and Mr. Li were paid in RMB. The US dollar amounts were calculated using an exchange rate of RMB6.99 to US$1, the prevailing rate as of March 31, 2008. Includes social insurance contributions of US$24,549 (RMB171,600) for Mr. Song.

(2)         Mr. Song became our Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary as of March 22, 2006. On November 13, 2006 Mr. Song resigned from the office of Chief Financial Officer, and appointed Mr. Li to serve as Chief Financial Officer.  Mr. Lewis Fan replaced Mr. Li as the Chief Financial Officer as of March 6, 2009.

Board Compensation

The table below lists the compensation received by the independent directors of China-Biotics for the fiscal year ended March 31, 2008.

		Director Compensation
Name of independent directors	Year	Salary ($)(1)	Bonus	Other Annual Compensation
Dr. Chin Ji Wei	2008	$5,722	—	—
Dr. Du Wen Min	2008	$5,722	—	—
Mr. Simon Yick	2008	$18,273	—	—

(1) Dr. Chin Ji Wei and Dr. Du Wen Min were paid in RMB; the US dollar amounts were calculated using an exchange rate of RMB6.99 to US$1, the prevailing rate as of March 31, 2008.  Mr. Simon Yick was paid in Hong Kong dollars; the US dollar amount was calculated using an exchange rate of HK$7.75 to US$1, the prevailing rate as of March 31, 2008.

Equity Compensation Plans and Awards

We do not have any equity compensation plans. We have not granted any stock options or other equity awards since our inception.

Compensation Committee Interlocks and Insider Participation

Prior to establishing the Compensation Committee, our Board of Directors as a whole performed the functions delegated to the Compensation Committee. None of the members of our Compensation Committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS
AND PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 9, 2009 including shares which the listed beneficial owner has the right to acquire within 60 days from such date from options, warrants, rights, conversion privileges or similar obligations, by:

•	each holder of more than 5% of our common stock;

•	each of our executive officers and directors; and
•	our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner set forth below is No. 999 Ningqiao Road, Jinqiao Export Processing Zone, Pudong, Shanghai 201206, People’s Republic of China. The numbers and percentages are based on 17,080,000 shares of our common stock and a note convertible into 2,083,333 shares of our common stock (subject to adjustment for subdivision or combination of our stock and similar events) outstanding as of June 9, 2009.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Owned	Percent of Common Stock Owned
Song Jinan (1)	9,064,030	47.3%
Chin Ji Wei	0	-
Du Wen Min	0	-
Simon Yick (2)	221,000	1.2%
Raymond Li	0	-
Lewis Fan	0	-
Pope Asset (3)	3,073,473	16.0%
Tai Kwok Leung, Alexander (4)	1,469,700	7.7%
Executive officers and directors (5 persons)	9,285,030	48.5%

(1) Includes 3,979,993 shares held by Ms. Yan Li. Ms. Yan is the spouse of Mr. Song, a director and our President and Chief Executive Officer.

(2) Each of Mr. Yick and his spouse owns 50% of Master Talent Group Limited, which owns 221,000 shares of our common stock.

(3) Based on a shareholder list provided by our transfer agent on June 9, 2009. The address for Pope Asset Management, LLC (“Pope Asset”) is 5100 Poplar Ave, Suite 512, Memphis, TN. Pope Asset is the investment advisor for Halter/Pope USX China Fund (“Halter/Pope”), Pope Investments, LLC (“Pope Investments”) and Pope Investment II, LLC (“Pope Investments II”). As of June 9, 2009, Halter/Pope owned 36,900 shares of our common stock, Pope Investments owned 853,240 shares of our common stock and Pope Investments II owned 100,000 shares of our common stock. Pope Investments II also holds our 4% convertible promissory note, which is convertible into 2,083,333 shares of our common stock. William P. Wells is chief manager of Pope Asset. Mr. Wells may be deemed to beneficially own the shares reported as held by Halter/Pope, Pope Investments and Pope Investments II.

(4) Tai Kwok Leung, Alexander, is the sole shareholder of Fascinating Gain Investments Limited and Charming Leader Group Limited, each of which holds 734,850 shares of our common stock. Mr. Tai may be deemed to beneficially own these shares. The address for Mr. Tai, Fascinating Gain Investments Limited and Charming Leader Group Limited is 8th Floor, No. 313 Lockhart Road, Wanchai, Hong Kong.

SELLING STOCKHOLDERS

We originally issued the shares being offered under this prospectus in transactions exempt from or not subject to registration under the Securities Act. The shares that may be offered under this prospectus will be offered by the selling stockholders, which include their donees, pledges, transferees and other successors-in-interest. The selling stockholders may offer all or part of the shares owned for resale from time to time. A selling stockholder is under no obligation, however, to sell any shares pursuant to this prospectus.

The following table sets forth the names of the selling stockholders and the number of shares and percentage of common stock beneficially owned as of June 9, 2009, the number of shares that may be offered from time to time pursuant to this prospectus, and the number and percentage, if any, of shares of common stock to be owned after this offering. This information assumes the sale of all securities offered by this prospectus and no other purchases or sales of common stock by the selling stockholders. All information with respect to share ownership has been furnished by the selling stockholders. The numbers and percentages are based on 17,080,000 shares of our common stock outstanding as of June 9, 2009.

The selling stockholders may, from time to time, offer and sell shares of our common stock pursuant to this prospectus. In addition to the selling stockholders identified in the table below, any of its proper transferees or other successors or any persons who acquire any of the offered shares in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended and who are identified in a supplement to this prospectus may also sell shares under this prospectus.

On or about January 21, 2009 and May 19, 2009, Ms. Yan Li, the spouse of Mr. Song Jinan, sold 250,000 shares and 250,000 shares, respectively, of our common stock in private sale transactions. Under the terms of the Purchase Agreements with respect to such sales, we are required to use our reasonable best efforts to file a registration statement covering the resale of the common stock within 30 days of closing. The registration statement relating to this prospectus is intended to satisfy this filing obligation.

Selling Stockholders	Shares Owned Before Offering	Shares that May be Offered	Shares Owned Upon Completion of Offering	Percentage Owned Upon Completion of Offering
Pope Investments II LLC (1)	100,000	100,000	—	—
Taylor International Fund, Ltd.	85,000	85,000	—	—
Straus Partners, L.P. (2)	39,000	39,000	—	—
Straus-GEPT Partners, L.P. (2)	26,000	26,000	—	—
Heartland Value Fund c/o Brown Brothers Harriman & Co. (3)	200,000	200,000
Punch Micro Cap Partners LLC (4)	30,000	30,000
Mark Mays	20,000	20,000
Yan Li	3,797,993	2,000,000	—	—
Yan Yihong	503,370	503,370	—	—

(1)           William P. Wells has voting and dispositive powers with respect to the shares being registered by Pope Investments II LLC.

(2)           Melville Straus has voting and dispositive powers with respect to the shares being registered by Straus Partners, L.P. and Straus-GEPT Partners, L.P.

(3)           Paul T. Beste, Vice President and Secretary of Heartland Group, Inc., exercises voting and investment authority over the shares held by Heartland Value Fund.

(4)           Howard D. Punch Jr. has voting and dispositive powers with respect to the shares being registered by Punch Micro Cap Partners LLC.

Mr. Song Jinan is a director and our President and Chief Executive Officer. Ms. Yan Li is the spouse of Mr. Song. Ms. Yan Yihong, one of our key employees described in “- Directors, Executive Officers and Key Employees and Advisors” above, is Ms. Yan Li’s sister.  The shares being registered by Ms. Yan Li are sometimes listed in this prospectus as held by Mr. Song for purposes of determining beneficial ownership.

None of the other selling stockholders have held any position, office or other material relationship with the company or any of its predecessors or affiliates in the past three years.  None of these selling stockholders is a broker-dealer or affiliated with a broker-dealer.

PLAN OF DISTRIBUTION

Once the registration statement of which this prospectus is part becomes effective with the SEC, the shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders are not obligated to sell any or all of the shares covered by this prospectus. Any sales of common stock pursuant to this prospectus may be made on the Nasdaq Global Market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by any means permitted under law, including one or more of the following:

•
a block trade in which a broker-dealer engaged by the selling stockholder will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;
•	ordinary brokerage transactions in which the broker solicits purchasers; and
•	privately negotiated transactions.

In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate in the resale.

We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares covered by this prospectus in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out such short positions, subject to applicable regulations, including Regulation M (discussed below). The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares, which the broker-dealer may resell or otherwise transfer under this prospectus. The selling stockholders may also loan or pledge the shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may affect sales of the pledged shares pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

We have advised the selling stockholders that the anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and its affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

All costs, expenses and fees in connection with the registration of the shares will be borne by us, including printing, accounting, legal and filing fees. Such total costs are estimated by us to be approximately $69,446. Commissions and discounts, if any, attributable to the sales of the shares will be borne by the selling stockholders.

Under the securities laws of certain states, the selling stockholders may sell their shares in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares of common stock may not be sold unless the shares have first been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with or other filing requirements are met.

We have informed the selling stockholders that Regulation M promulgated under the Securities Exchange Act of 1934 may be applicable to them with respect to any purchase or sale of our common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the shares or any right to purchase the shares, for a period of one business day before and after completion of its participation in the distribution.

During any distribution period, Regulation M prohibits persons engaged in the distribution of the common stock offered hereby from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of the common stock. None of these persons may effect any stabilizing transaction to facilitate any offering at the market. The selling stockholders will be subject to the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including Regulation M, which regulations may limit purchases sales by the selling stockholders.

RELATED PARTY AND OTHER MATERIAL TRANSACTIONS

Issuance of 4% Senior Convertible Promissory Note

As further described in “Business-History,” on December 11, 2007, we sold a 4% Senior Convertible Promissory Note in the amount of $25,000,000 (the “Note”) with a maturity date of December 11, 2010 to Pope Investments II LLC, an affiliate of Pope Investments, LLC, in a private placement. In connection with the sale, the company entered into an Investment Agreement and a Registration Rights Agreement. In addition, Mr. Song Jinan, the company’s Chief Executive Officer, Chairman, and largest shareholder, entered into a Guaranty Agreement and a Pledge Agreement, pursuant to which Mr. Song agreed to guaranty the company’s obligations under the note and to secure such guaranty with a pledge of 4,000,000 shares of China-Biotics common stock owned by Mr. Song. The principal amount of the Note is convertible into shares of our common stock at an exercise price of $12.00 per share at any time until the maturity date subject to adjustment for subdivision or combination of our common stock and similar events. If the Note is not converted at maturity, we will redeem the Note to provide Pope Investments II LLC with a total yield of 10% per annum inclusive of the annual interest. The Note also provides for mandatory conversion into common stock if we achieve a net income of $60 million in fiscal year 2010. Net proceeds of the Note are expected to be used to fund the construction of a proposed 150-metric-ton-per-year manufacturing facility and for other capital expenditures. Pursuant to the Investment Agreement we have secured payment of our obligations under the Note with a pledge of 100% of the stock of our subsidiary, SGI, to Pope Investments II LLC.

The transaction described above was approved by our board of directors. We believe that the transaction was made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Private Sale Transactions

On January 21, 2009 and on May 19, 2009, Ms. Yan Li sold 250,000 shares and 250,000, respectively, of our common stock in private sale transactions pursuant to purchase agreements among Ms. Yan, China-Biotics and certain purchasers. Under the terms of each purchase agreement, China-Biotics agreed to use its reasonable best efforts to prepare and file with the Securities and Exchange Commission a registration statement (or to include in an existing registration statement through the use of an amendment to such registration statement), including the prospectus, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act by the 30th day following the closing date covering the resale by the purchasers of the shares and naming the purchasers as selling stockholders.  Ms. Yan is the spouse of Mr. Song, a director and the President and Chief Executive Officer of China-Biotics.  This transaction was reviewed by our audit committee and approved by a majority of our independent directors.

In May 2008, we established an audit committee of the board composed solely of directors who meet the independence requirements of the SEC, the American Stock Exchange and NASDAQ. Any transaction we enter into in the future with any related party will be made on terms no less favorable to us than could have been obtained from unaffiliated third parties and the terms of any such transaction will be reviewed by our audit committee and approved by a majority of our independent directors.  Our board of directors currently consists of four members: Mr. Song Jinan, Dr. Chin Ji Wei, Dr. Du Wen Min and Mr. Simon Yick. Dr. Chin Ji Wei, Dr. Du Wen Min and Mr. Simon Yick are independent directors under the independence definitions established by the SEC, the American Stock Exchange and NASDAQ.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.01par value per share.

Common Stock

We are authorized to issue 100,000,000 shares of common stock. As of June 9, 2009, there were 17,080,000 shares of our common stock outstanding. In addition, 2,083,333 shares of common stock (subject to adjustment for subdivision or combination of our common stock and similar events) may be issued upon conversion of the 4% convertible promissory note in the amount of $25 million held by Pope Investments II LLC, as further described in “Business – History”. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. There is no right to cumulate votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the board of directors out of funds legally available therefore subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

As of the date hereof, there are no shares of preferred stock outstanding. Shares of preferred stock may be issued from time to time in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our board of directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock.

Dividends

We do not intend to pay dividends on our capital stock in the foreseeable future.

Transfer Agent

American Stock Transfer & Trust Company is our transfer agent.

SHARES ELIGIBLE FOR FUTURE SALE

We have outstanding approximately 12,995,294 shares which may generally be sold under the provisions of Rule 144 promulgated under the Securities Act, 2,580,840 of which are covered by effective registration statements as of June 9, 2009.  The 2,083,333 shares of our common stock underlying our 4% convertible promissory notes are also covered by an effective registration statement as of June 9, 2009.

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least six months previously, including a person who may be deemed our affiliate, is entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock; or
•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 under the Securities Act that were purchased from us, or any affiliate, at least six months previously, is entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Future sales of restricted common stock under Rule 144 or otherwise or of the shares, which we are registering under this prospectus, could negatively impact the market price of our common stock. We are unable to estimate the number of shares that may be sold in the future by our existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock by existing stockholders could adversely affect prevailing market prices.

EXPERTS

The financial statements as of March 31, 2008, 2007 and 2006 and for each of the three years in the period ended March 31, 2008 included in this document have been so included in reliance on the report of BDO McCabe Lo Limited, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain matters with respect to the common stock offered hereby will be passed upon by K&L Gates LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933 with respect to our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information regarding us and our common stock offered hereby, please refer to the registration statement and the exhibits filed as part of the registration statement.

In addition, we file periodic reports with the SEC, including quarterly reports and annual reports which include our audited financial statements. This registration statement, including exhibits thereto, and all of our periodic reports may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain copies of the registration statement, including the exhibits thereto, and all of our periodic reports after payment of the fees prescribed by the SEC. For additional information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. The SEC also maintains a website which provides on-line access to reports and other information regarding registrants that file electronically with the SEC at the address: http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2006, 2007 and 2008	F-3
Consolidated Statements of Operations for the years ended March 31, 2006, 2007 and 2008	F-4
Consolidated Statements of Changes in Stockholders’ Equity for the years ended March 31, 2006, 2007 and 2008	F-5
Consolidated Statements of Cash Flow for the years ended March 31, 2006, 2007 and 2008	F-6
Notes to the Consolidated Financial Statements	F-7

Unaudited Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2008 and December 31, 2008	F-27
Unaudited Condensed Consolidated Statements of Operations for the three and nine months ended December 31, 2007 and 2008	F-28
Unaudited Consolidated Statement of Changes in Stockholders’ Equity	F-29
Unaudited Condensed Consolidated Statements of Cash Flow for the nine months ended December 31, 2007 and 2008	F-30
Notes to the Unaudited Condensed Consolidated Financial Statements	F-31

Condensed Parent Company Financial Statements as of March 31, 2006, 2007 and 2008	F-42

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of
China-Biotics, Inc.

We have audited the accompanying balance sheets of China-Biotics, Inc. as of March 31, 2006, 2007 and 2008 and the related statements of operations, stockholders’ equity and cash flows for the years ended March 31, 2006, 2007 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China-Biotics, Inc. as of March 31, 2006, 2007 and 2008 and the results of its operations and cash flows for the years ended March 31, 2006, 2007 and 2008, in conformity with accounting principles generally accepted in the United States of America.

BDO McCabe Lo Limited

Hong Kong, July 10, 2008

CHINA-BIOTICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in US Dollars)

	Note	March 31, 2006	March 31, 2007	March 31, 2008
ASSETS
Current assets
Cash and cash equivalents		$19,840,812	$26,992,025	$64,310,448
Restricted cash		752,778	-	-
Accounts receivable	7	10,941,595	14,309,818	13,214,531
Other receivables		-	216,236	238,835
Inventories	8	257,584	203,054	408,358
Prepayment		31,200	176,094	1,806,605
Travel advances		8,972	-	-
Total current assets		$31,832,941	$41,897,227	$79,978,777
Property, plant and equipment and land use right	9	1,594,047	2,682,617	13,812,749
Total assets		$33,426,988	$44,579,844	$93,791,526
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable		$1,826,441	$1,523,471	$2,786,180
Tax payables	10	15,316,318	18,019,721	22,317,982
Loan from stockholders		2,290,230	-	-
Other payables and accruals		1,656,987	1,126,645	1,792,156
Total current liabilities		$21,089,976	$20,669,837	$26,896,318
Non-current liabilities
Convertible note, net of discount of $8,554,365 as of March 31, 2008	21	-	-	16,445,635
Embedded derivatives	21	-	-	5,752,000
Interest payable		-	-	302,306
Total non-current liabilities		$-	$-	$22,499,941
Commitments and contingencies
Stockholders' equity:
Common stock	12	1,708	1,708	1,708
Additional paid-in capital		7,863,031	7,863,031	7,863,031
Retained earnings		1,379,914	12,284,900	29,827,144
Accumulated other comprehensive income		66,565	734,574	3,677,590
Capital and statutory reserves	13	3,025,794	3,025,794	3,025,794
Total stockholders' equity		$12,337,012	$23,910,007	$44,395,267
Total liabilities and stockholders' equity		$33,426,988	$44,579,844	$93,791,526

The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in US Dollars)

		Years ended March 31,
	Note	2006	2007	2008
Net sales		$21,862,385	$30,609,941	$42,321,111
Cost of sales		(6,445,148)	(8,910,633)	(12,310,092)
Gross profit		$15,417,237	$21,699,308	$30,011,019
Operating expenses:
Selling expenses		$(2,434,448)	$(4,502,687)	$(6,869,109)
General and administrative expenses		(797,232)	(2,265,220)	(4,826,473)
Total operating expenses		$(3,231,680)	$(6,767,907)	$(11,695,582)
Income from operations		$12,185,557	$14,931,401	$18,315,437
Other income and expenses:
Other income		$69,041	$223,401	$4,163,438
Other expenses		(89)	(62,948)	-
Total other income (expenses)		$68,952	$160,453	$4,163,438
Income before taxes		$12,254,509	$15,091,854	$22,478,875
Provision for income taxes	17	(3,900,541)	(4,186,868)	(4,936,631)
Net income		$8,353,968	$10,904,986	$17,542,244

Earnings per share:
Basic	5	$4.90	$0.64	$1.03
Diluted		$4.90	$0.64	$0.80

Weighted average shares outstanding
Basic	5	1,705,242	17,080,000	17,080,000
Diluted		1,705,242	17,080,000	17,719,269

The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts expressed in US Dollars)

	Common Stock
	Shares	Par value $0.0001	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Capital & Statutory Reserves	Liquidating Dividends	Total
	(Restated for Recapitalization and Reverse Acquisition - see Notes 4 and 5)
Balance- March 31, 2005	1,118,600	$112	$207,817	$1,594,289	$1,251	$3,025,794	$2,270,141	$7,099,404
Comprehensive income:
Net income	-	-	-	8,353,968	-	-	-	8,353,968
Other comprehensive income:
Foreign currency translation adjustments, net of taxes of $-0-	-	-	-	-	65,314	-	-	65,314
Total comprehensive income								8,419,282
Distributions to previous owners of the subsidiary	-	-	-	(8,563,233)	-	-	-	(8,563,233)
Special distribution (in form of purchase consideration) to previous owners of the subsidiary in conjuction with acquisition of this subsidiary	-	-	-	-	-	-	(2,270,141)	(2,270,141)
Issued new shares for cash	10,067,400	1,007	7,993	-	-	-	-	9,000
Issued new shares upon conversion of convertible bond	2,924,000	292	2,579,708	-	-	-	-	2,580,000
Issued new shares for cash under a private placement	1,870,000	187	5,067,513	-	-	-	-	5,067,700
Reverse acquisition transaction:
Assumption of net liabilities	25,481,004	2,548	-	(5,110)	-	-	-	(2,562)
Treasury stock acquired in connection of the reverse acquisition	(24,381,004)	(2,438)	-	-	-	-	-	(2,438)
Balance- March 31, 2006	17,080,000	$1,708	$7,863,031	$1,379,914	$66,565	$3,025,794		$12,337,012
Comprehensive income:
Net income	-	-	-	10,904,986	-	-		10,904,986
Other comprehensive income:
Foreign currency translation adjustments, net of taxes of $-0-	-	-	-	-	668,009	-		668,009
Total comprehensive income								11,572,995
Balance- March 31, 2007	17,080,000	$1,708	$7,863,031	$12,284,900	$734,574	$3,025,794		$23,910,007
Comprehensive income:
Net income	-	-	-	17,542,244	-	-		17,542,244
Other comprehensive income:
Foreign currency translation adjustments, net of taxes of $-0-	-	-	-	-	2,943,016	-		2,943,016
Total comprehensive income								20,485,260
Balance- March 31, 2008	17,080,000	$1,708	$7,863,031	$29,827,144	$3,677,590	$3,025,794		$44,395,267

The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
(Amounts expressed in US Dollars)

	Years ended March 31,
	2006	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$8,353,968	$10,904,986	$17,542,244
Adjustment for:
Gain on disposal of plant and equipment	-	(14,793)	-
Depreciation	516,217	493,472	999,148
Change in Fair value of convertible notes	-	-	(3,366,000)
(Increase)/Decrease in restricted cash	(752,778)	748,742	-
(Increase)/Decrease in accounts receivable	(3,684,694)	(2,881,034)	2,261,918
(Increase)/Decrease in inventories	195,360	65,303	(154,189)
(Increase)/Decrease in prepayment	(31,070)	(352,923)	(1,418,658)
(Increase)/Decrease in travel advances	(8,978)
(Increase)/Decrease in other receivables	7,454	2,732	-
Increase/(Decrease) in accounts payable	186,662	(451,305)	1,036,521
Increase in income tax and surcharge tax payable	2,215,565	1,813,022	2,038,378
Increase/(Decrease) in other payables and accruals, and value added tax payable	(13,744)	(321,043)	422,113
NET CASH PROVIDED BY OPERATING ACTIVITIES	$6,983,962	$10,007,159	$19,361,475
CASH FLOWS USED IN INVESTING ACTIVITIES
Sales proceeds from disposal of plant and equipment	-	14,793	-
Purchase of fixed assets and payments for leasehold improvements	(97,560)	(1,485,789)	(10,302,291)
NET CASH USED IN INVESTING ACTIVITIES	$(97,560)	$(1,470,996)	$(10,302,291)
CASH FLOWS FROM FINANCING ACTIVITIES
Temporary advance from shareholders	1,500,609	-	-
Repayment on temporary advance from shareholders	(1,500,609)	-	-
Advances to related parties	(1,712,646)	-	-
Cash received on advances to related parties	3,345,705	-	-
Proceeds from issuance of common stock	5,076,700	-	-
Procceds from issue of convertible bond	2,578,000	-	25,000,000
Distributions to previous owners of the subsidiary	(6,850,585)	-	-
Payment of liquidating dividends (in form of purchase consideration) to previous owners of the subsidiary in conjunction with acquisition of subsidiary	(2,270,141)	-	-
Loan from shareholders / (repayment on loan from shareholders)	2,280,687	(2,280,687)	-
Payment to settle liabilities assumed in connection with reverse acquisition	$(5,000)	$-	$-
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	$2,442,720	$(2,280,687)	$25,000,000
Effect of exchange rate changes on cash	$240,187	$895,737	$3,259,239
NET INCREASE IN CASH AND CASH EQUIVALENTS BALANCES	$9,569,309	$7,151,213	$37,318,423
CASH AND CASH EQUIVALENTS BALANCES AT BEGINNING OF PERIOD	10,271,503	19,840,812	26,992,025
CASH AND CASH EQUIVALENTS BALANCES AT END OF PERIOD	$19,840,812	$26,992,025	$64,310,448
Schedule of noncash transactions
Conversion of convertible bonds into common stock	$2,578,000	$-	$-
Net liabilities assumed in reverse acquistion with the issue of common stock	$2,562	$-	$-

The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

China-Biotics, Inc. (the “Company” or “China-Biotics”) was incorporated under the name Otish Resources, Inc. in Delaware in February 2003. Until March 2006 the Company was a mineral exploration stage company specializing in acquiring and consolidating mineral properties with potential for commercial ore bodies. Although the Company conducted some preliminary exploration work with respect to its mineral properties, it never achieved full operations with respect to its mineral properties. The Company had never generated any revenue from its mineral exploration operations.

On March 22, 2006, the Company entered into an agreement and completed a securities exchange transaction with Sinosmart Group Inc. (“SGI”) and the shareholders of SGI. The key terms of this agreement are: (i) SGI’s shareholders would collectively sell, transfer and deliver 14,287 SGI ordinary shares representing all SGI ordinary share issued and outstanding as of March 22, 2006, to the Company on March 22, 2006, and (ii) in exchange for the 14,287 SGI ordinary shares, the Company would issue to the SGI shareholders (and their designees) an aggregate of 15,980,000 shares of newly issued common stock on March 22, 2006. This transaction is hereafter referred to as the “share exchange”. As a result of the share exchange, the Company is no longer a mineral exploration stage company, and SGI’s business operations become the Company’s primary operations. SGI, through its wholly owned subsidiaries which are described below, is currently engaged in the research, development, production, marketing and distribution of probiotics products. These products contain live microbial food supplements which beneficially affect the host by improving its intestinal microbial balance.

In conjunction with the share exchange, the Company entered into an agreement to acquire 20,000,000 shares of its common stock from its former President, Mr. Stan Ford (the “Stan Ford Agreement”). The key terms of this agreement are: (i) Mr. Stan Ford would transfer 20,000,000 shares of the Company’s common stock he owned to the Company, and (ii) in exchange for these 20,0000,000 shares of the Company’s common stock, the Company would paid Mr. Stan Ford a sum of $5,000, and transfer to Mr. Ford all right, title and interest of the Company in and to 726 shares of common stock issued by Diadem Resources Ltd. The value of investment in these 726 shares of Diadem Resources Ltd. common stock had been fully written off by the Company in its books and records in prior year. These securities had a market value of $363 at the time the Stan Ford Agreement was executed. Because the Company’s management believed that Mr. Stan Ford would not have entered into the Stan Ford Agreement in the absence of the execution of the agreement for the share exchange, this transaction was considered as an integral part of the share exchange for the accounting purposes (also see Note 4).

 SGI was incorporated in the British Virgin Islands on February 13, 2004. SGI’s original shareholders were Mr. Song Jinan, Ms. Yan Li, Mr. Huang Weida and Ms. Yan Yihong (the “Original SGI Shareholders”). Ms. Kwok Kin Kwok became the sole shareholder of SGI on March 11, 2005 when she purchased 1000 shares of SGI (100% of the outstanding shares of SGI) from the Original SGI Shareholders. The SGI shares were sold to Ms. Kwok in order to comply with Chinese government regulation and to facilitate the future listing of China-Biotics stock outside of China. The temporary transfer of stock to a third party in this manner is a common practice in China.

Until August 2005, the Original SGI Shareholders owned 99.5% of the outstanding stock of Shanghai Shining Biotechnology Co. Ltd. (“Shining”), with Shanghai Shengyuan Property Co., Ltd. (“Shengyuan”) owning the remaining 0.5% of the Shining equity. Shengyuan became a shareholder of Shining in 2002 when Shining became a joint stock limited company in order to comply with a Chinese law requiring that joint stock limited companies have a minimum of five shareholders.

On August 11, 2005, SGI entered into an agreement to acquire 100% of the outstanding Shining shares from the Original SGI Shareholders and Shengyuan in exchange for a total cash consideration of $2.27 million (RMB 18.35 million). Under the terms of this agreement, SGI agreed to make full payment of the consideration within three months after the transaction was approved by the relevant government authorities in the People’s Republic of China. On August 19, 2005, the transaction was approved by the Economic and Trade Bureau of the Pudong New District, Shanghai, People’s Republic of China and in October 2005, SGI made full payment of $2.27 million to the Original SGI Shareholders. In December 2005, SGI’s acquisition of Shining was consummated when a revised business license was issued to Shining as a Wholly Owned Foreign Corporation, signifying the formal recognition of SGI as Shining’s sole shareholder by the Chinese government authorities.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

Also on August 11, 2005, SGI and the Original SGI Shareholders entered into a supplemental agreement granting the Original SGI Shareholders the option to purchase an aggregate of 9,000 share of SGI for $1.00 per share. No consideration was paid by the Original SGI Shareholders in exchange for the option. On October 25, 2005, the Original SGI Shareholders exercised the option and purchased 9,000 shares of SGI for an aggregate of $9,000. After exercise of the option, the Original SGI Shareholders owned 9,000 shares of SGI (90% of the outstanding SGI equity) and Ms. Kwok owned 1,000 shares of SGI (10% of the outstanding SGI equity).

In the share exchange, the Original SGI Shareholders exchanged their 9,000 SGI shares for 10,067,400 shares of Company common stock, which represented 63% of the total of 15,980,000 shares received by all SGI shareholders in this transaction. Ms. Kwok’s shares of SGI stock were exchanged for 1,118,600 shares of Company common stock issued in the name of Bright Treasure Group Ltd., an entity that is beneficially-owned by Ms. Kwok.

On December 9, 2005, SGI incorporated a wholly-owned subsidiary, Growing State Limited (“GSL”), in accordance with the laws of the British Virgin Islands. On September 22, 2006, GSL established a wholly-foreign owned enterprise, Growing Bioengineering (Shanghai) Company Limited (“GBS”) in the People’s Republic of China.

Shining is a manufacturer and distributor of probiotics products in the People’s Republic of China.

Shining had a registered capital of RMB 1,000,000 when it was established as a domestic limited liability company in 1999. In 2002, its registered capital was first increased to RMB 10,000,000, and then to RMB 20,480,000 when it became a joint-stock limited company.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The share exchange between the Company and SGI’s shareholders as disclosed in Note 1 has been accounted for in accordance with the accounting and financial reporting interpretations and accounting principles generally accepted in the United States ("US GAAP"). The share exchange was treated as a recapitalization of SGI, accompanied by a reverse acquisition of the Company with SGI as the accounting acquirer, on the basis that:

i.	the company was a non-operating reporting public shell company with nominal net assets;

ii.	SGI is a operating private company;

iii.	SGI’s former shareholders collectively become the Company’s majority shareholders after the share exchange;

iv.	SGI’s former shareholders have actual and effective operating control over the combined company after the share exchange; and

v.	Shareholders who owned the Company’s shares immediate prior to the share exchange become passive investors after the share exchange.

Under the accounting for reverse acquisition, a distinction is made between the legal acquirer and the accounting acquirer. The legal acquirer is the entity which issues new shares to acquire a majority equity interest in another legal entity. The entity being acquired is a subsidiary of the legal acquirer legally. Under the accounting for reverse acquisition, the legal aspect of the transaction is disregarded and the entity being acquired legally is treated as the accounting acquirer with the following accounting treatments and financial statement presentations:

(a)	the historical financial statements of the accounting acquirer prior to the date of the reverse acquisition is completed become those of the legal acquirer;

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

(b)
the shares issued by the legal acquirer in connection with the reverse acquisition are treated as the historical issued shares of the accounting acquirer, and the accounting acquirer’s historical paid-in capital is restated, after giving effect to any difference in par value of the shares of the legal acquirer and the accounting acquirer’s historical financial statements;

(c)
the legal acquirer’s shares in issue immediately prior to the completion of the reverse acquisition are treated as if they were issued in exchange for the legal acquirer’s net assets or net liabilities as of the completion date; and

(d)	the operating results of the legal acquirer and the accounting acquirer are consolidated with effect from the completion date.

Applying the accounting principles and methods for reverse acquisition as described above, the Company’s management determined that the Company was the legal acquirer and SGI was the accounting acquirer in the share exchange. The financial statements presented herewith and the reverse acquisition accounting treatments incorporated in these financial statements are summarized below.

(a)
The Consolidated Balance Sheets as of March 31, 2006, 2007 and 2008 are the Consolidated Balance Sheets of SGI and its subsidiaries. The historical paid-in capital of SGI and its subsidiaries (the total of ordinary share and additional paid-in capital) as of March 31, 2006, 2007 and 2008 were restated for the number of shares of common stock the Company issued to the SGI former shareholders in connection with the share exchange, after giving effect to any difference in par value of the Company’s common stock and SGI’s ordinary share with such difference accounted for under additional-paid-in capital. The Company’s common stock in issue immediate prior to the share exchange were treated as if they were issued on the date of the share exchange in exchange for the Company’s net liabilities as of the completion date of the share exchange.

(b)
The Consolidated Statements of Operations and the Consolidated Statements of Cash Flow for the years ended March 31, 2006, 2007 and 2008 are the Consolidated Statements of Operations and the Consolidated Statements of Cash Flow of SGI and its subsidiaries. The earnings per share as shown on the Consolidated Statements of Operations were computed based on the weighted average number of shares of the Company’s outstanding common stock after giving effect to the recapitalization and reverse acquisition accounting treatment as set out above.

(c)
The Consolidated Statements of Changes in Stockholders’ Equity for the years ended March 31, 2006, 2007 and 2008 are those of SGI and its subsidiaries, after retroactive restatement of paid-in capital as of March 31, 2004 and 2005 and changes in year ended March 31, 2006, for the recapitalization, and after accounting for the reverse acquisition as a new issue of shares in exchange for net liabilities.

The consolidated financial statements for SGI and its subsidiaries for the years ended March 31, 2006, 2007 and 2008 are prepared in accordance with generally accepted accounting principles in the United States of America and include the accounts of SGI, Shining, GSL and GBS.

In preparing the consolidated financial statements presented herewith, all significant intercompany balances and transactions have been eliminated on consolidation

The term “Group”, as used in these financial statements, refers to a group of companies comprising China-Biotics, SGI, Shining, GSL and GBS from March 23, 2006 and onward.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Change in Fiscal Year

Prior to the share exchange as described in Note 1, the Company had a fiscal year end date of August 31. Upon consummation of the share exchange, the Company changed its fiscal year end from August 31 to March 31 to conform to the year end date of SGI.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(c)	Foreign Currency Translations and Transactions

The Group uses the United States dollar ("U.S. dollars") for financial reporting purposes.

SGI maintains its books and accounting records in Hong Kong Dollars ("HKD"), being the functional currency. HKD, the local currency of the Hong Kong Special Administrative Region, is the primary currency of the economic environment in which the operations of SGI are conducted. The HKD is therefore considered as SGI’s “functional currency”.

SGI’s wholly-owned subsidiaries, Shining, GSL and GSL’s wholly-owned subsidiary, GBS, maintain theirs books and accounting records in Renminbi ("RMB"), being the functional currency. RMB, the national currency of the People’s Republic of China, is the primary currency of the economic environment in which the operations of Shining, GSL   and GBS are conducted currently or to be conducted in the future. The RMB is therefore considered as the “functional currency” of Shining, GSL and GBS.

SGI uses the “Current rate method” to translate its financial statements from HKD into U.S. Dollars, and to translate Shining ’s, GSL’s and GBS’s financial statements from RMB into U.S. Dollars, as required under the Statement of Financial Accounting Standard (“SFAS”) No. 52, "Foreign Currency Translation" issued by the Financial Accounting Standard Board (“FASB”). The assets and liabilities of SGI, Shining, GSL and GBS, except for the paid-up capital, are translated into U.S. Dollars using the rate of exchange prevailing at the balance sheet date. The paid-up capital is translated at the historical rate. Adjustments resulting from the translation of the balance sheets of SGI, Shining GSL and GBS from HKD and RMB into U.S. Dollars are recorded in stockholders' equity as part of accumulated comprehensive income. The statement of operations is translated at average rates during the reporting period. Gains or losses resulting from transactions in currencies other than the functional currencies are reflected in the statement of operations for the reporting periods. The statement of cash flows is translated at average rates during the reporting period, with the exception of issue of share and payment of dividends which are translated at the historical rates. Due to the use of different rates for translation, the figures in the statement of changes in cash flows may not agree with the differences between the year end balances as shown in the balance sheets.

(d)	Comprehensive Income

SGI has adopted SFAS No. 130, "Reporting Comprehensive Income, issued by the FASB. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. SGI has chosen to report comprehensive income  in the statements of changes in stockholders’ equity. Comprehensive income comprised net income and all changes to stockholders' equity except those due to investments by owners and distributions to owners.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

(e)	Revenue Recognition

Sale of goods

Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed. Sales are stated at invoiced value net of sales tax under the caption Net Sales in these financial statements. The sales tax were 0.66%, 0.66% and 0.64% of the invoiced value for years ended March 31, 2006, 2007 and 2008, respectively.

Interest income

Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(f)	Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires that SGI discloses estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

As of the date of these financial statements, the estimated fair values of the convertible notes were valued under the Binomial Model as presented in the balance sheets.

(g)	Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

(h)	Allowance for Doubtful Accounts

The Group maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of specific customers. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, initial or additional allowances may be required.

(i)	Property, plant and equipment and land use right

Property, plant and equipment and land use rights are recorded at cost and are stated net of accumulated depreciation. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant and equipment are capitalized. These capitalized costs may include structural improvements, equipment, and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

Plant and equipment are depreciated at rates sufficient to write off their cost over their estimated useful lives on a straight-line basis. Leasehold improvements are depreciated over the lease term of the related leased properties. Depreciation relating to property, plant and equipment used in production in our determination of gross profit. Land in the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Group’s land purchases in the PRC are considered to be leasehold land and classifies as land use right. They are amortized on a straight-line basis over the respective term of the right to use the land. The estimated useful lives of the assets are as follows:

Land use right	50 years
Plant and machinery	10 years
Office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	Lease term of related leased properties

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

(j)	Impairment of Long-Lived Assets

In accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Group's policy is to record an impairment loss against the balance of a long-lived asset in the period when it is determined that the carrying amount of the asset may not be recoverable. This determination is based on an evaluation of such factors as the occurrence of a significant event, a significant change in the environment in which the business assets operate or if the expected future non-discounted cash flows of the business is determined to be less than the carrying value of the assets. If impairment is deemed to exist, the assets will be written down to fair value. Management also evaluates events and circumstances to determine whether revised estimates of useful lives are warranted. There was no impairment of long-lived assets for the periods presented in these financial statements.

(k)	Inventories

Inventories are stated at the lower of cost or market. Cost, which is calculated using the weighted average method, comprises all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Market value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date.

(I)	Embedded derivatives

On December 11, 2007, the Company issued a 4% Senior Convertible Promissory Note in an amount of $25,000,000 (the “Note”) which is due on December 11, 2010. Pursuant to SFAS No. 133 “Accounting For Derivatives Instruments And Hedging Activities” and EITF Issue No. 00-19 “Accounting For Derivatives Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”, the Company bifurcates the conversion options with a mandatory conversion feature (“embedded derivatives”) from the Note as the embedded derivatives are determined to be not clearly and closely related to the host contract. The embedded derivatives are recorded at fair value, mark-to-market at each reporting period, and are carried on a separate line in the balance sheet.

(m)	Treasury Stock

The Group treated common stock repurchased but not yet canceled as treasury stock. Treasury stock is reported in the balance sheets and statements of changes in stockholders’ equity with its par value charged to common stock, and with the excess of the purchase price over par, if any, first charged against any available additional paid-in capital and the balance charged to retained earnings.

(n)	Transaction costs related to the Share Exchange transaction

The transaction costs incurred in relation to the Share Exchange transaction as described in Note 1 are expensed as incurred.

(o)	Advertising costs

All advertising costs incurred in the promotion of the Group’s products are expensed as incurred.

(p)	Income Tax

The Group accounts for income tax under the provisions of SFAS No. 109, “Accounting for Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax and financial reporting basis of assets and liabilities and for loss and credit carryforward. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. In addition, the Group is required to record all deferred tax assets, including future tax benefits of capital losses carried forward, and to record a "valuation allowance" for any deferred tax assets where it is more likely than not that the asset will not be realized.

Effective April 1, 2007, the Group adopted the Financial Accounting Standard Board (“FASB”) Interpretation No. 48, “Accounting for the Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN48”), which clarifies the accounting for uncertainty income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions. There is no material impact of FIN 48 on the Group’s consolidated financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

(q)	Research and Development Costs

Research and development costs are charged to expense when incurred and are included in operating expenses.

(r)	Retirement Costs

Retirement costs are charged to expense at certain percentage of the payroll costs which is required under the tax regulations of the People’s Republic of China.

(s)	Operating Leases

Operating leases represent those leases under which substantially all risks and rewards of ownership of the leased assets remain with the lessors. Rental payment under operating leases are charged to expense as incurred over the lease periods.

(t)	Earnings Per Share

Basic earnings per share is computed in accordance with SFAS No.128, “Earnings Per Share”, by dividing the net income by the weighted average number of outstanding common stock during the period. The diluted earnings per share calculation includes the impact of dilutive convertible securities, if applicable. The weighted average number of outstanding common stock is determined by relating the portion of time within a reporting period that a particular number of common stock has been outstanding to the total time in that period.

(u)	Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

(v)	Segment Reporting

Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information”, requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on one of the followings: (a) products and services, (b) geographical areas, (c) legal structure, (d) management structure, or (e) any other manner in which management disaggregates a company. The Group’s management has adopted the “products and services” approach for segment reporting.

(w)	Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. Management does not anticipate that the provisions of SFAS No. 162 will have an impact on the Company’s consolidated results of operations or consolidated financial position.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133.” SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities to improve the transparency of financial reporting. SFAS No. 161 is effective for financial statements issued for periods beginning after November 15, 2008. SFAS No. 161 is effective for the Company’s fiscal quarter that begins on January 1, 2009. Management is currently evaluating the potential impact, if any, on the Company’s disclosures in its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51.” SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for noncontrolling interests in subsidiaries and for the deconsolidation of subsidiaries. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest that should be reported as equity in the consolidated financial statements. The provisions of SFAS No. 160 are effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years on a prospective basis except for the presentation and disclosure requirements which apply retrospectively. Earlier application of SFAS No. 160 is prohibited. SFAS No. 160 is effective for the Company’s fiscal year that begins on April 1, 2009. Management is currently evaluating the potential impact, if any, on the Company’s consolidated financial statements.

In December 2007, the FASB amended SFAS No. 141 (revised 2007), “Business Combinations.” SFAS No. 141R, establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first reporting period for fiscal years beginning on or after December 15, 2008. Earlier application of SFAS 141R is prohibited. SFAS No. 141R is effective for the Company’s fiscal year that begins on April 1, 2009 and will be applied to future acquisitions.

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) in EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” Under the provisions of EITF 06-11, a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF 06-11 should be applied prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. EITF 06-11 is effective for the Company’s fiscal year that begins on April 1, 2008. Management is currently evaluating the potential impact of EITF 06-11, if any, on the Company’s consolidated financial statements.

On February 15, 2007 the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and result of operations. The Company does not believe that any other of the recently issued and adopted, but yet effective, accounting standards would have a material effect on the accompanying financial statements.

In September 2006, the FASB issued FAS 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning after November 15, 2007. FAS 157 is effective for the Company’s fiscal year that begins on April 1, 2008.  We are currently evaluating the impact of the provisions of FAS 157.

4.	REVERSE ACQUISITION TRANSACTION

As stated in Note 2, the share exchange was treated as a recapitalization of SGI, accompanied by a reverse acquisition of the Company with SGI as the accounting acquirer. Under the accounting for reverse acquisition, the following accounting treatments were applied for the preparation of these financial statements:

(a)
the Company’s common stock in issue immediately prior to the completion of the reverse acquisition were treated as if they were issued in exchange for the Company’s net liabilities as of March 22, 2006 (the completion date of the share exchange); and

(b)	the operating results of the Company and SGI are consolidated with effect from March 23, 2006 (the next calendar day after the completion of the share exchange).

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

At the time the agreement for the share exchange was executed, the Company had 25,481,000 shares of common stock in issue, and a net asset of $438 representing the total par value of 4,381,004 shares of common stock held in treasury (“Treasury stock”). In conjunction with the share exchange, the Company entered into an agreement to acquire 20,000,000 shares of its common stock from its former President, Mr. Stan Ford (the “Stan Ford Agreement”). The key terms of this agreement were: (a) Mr. Stan Ford should transfer 20,000,000 shares of the Company’s common stock he owned to the Company, and (b) in exchange for these 20,000,000 shares of the Company’s common stock, the Company should paid Mr. Stan Ford a sum of $5,000, and transfer to Mr. Ford all right, title and interest of the Company in and to 726 shares of common stock issued by Diadem Resources Ltd. The value of investment in these 726 shares of Diadem Resources Ltd. common stock had been fully written off by the Company in its books and records in prior year. These securities had a market value of $363 at the time the Stan Ford Agreement was executed. Because the Company’s management believed that Mr. Stan Ford would not have entered into the Stan Ford Agreement in the absence of the execution of the agreement for the share exchange, this transaction was considered as an integral part of the share exchange for accounting purposes, and was reflected in the Company’s books and records immediately prior to the completion of the share exchange. After reflecting the transaction under the Stan Ford Agreement (the “Stan Ford Transaction”), the Company’s number of shares in issue and net liabilities were 25,481,000 and $2,562, respectively, resulting from the following computation:

	Balance prior to the Stan Ford Transaction	Changes due to the Stan Ford Transaction	Balance after the Stan Ford Transaction

Number of shares of common stock in issue:
As of March 31, 2005	26,481,004
Less: shares repurchased at $750 which were canceled in January/February 2006	(1,000,000)
As of March 22, 2006	25,481,004	-	25,481,004
Net assets/(liabilities):
Treasury stock	$438	$2,000	$2,438
Other payable	$-	$(5,000)	$(5,000)
	$438	$(3,000)	$(2,562)

Based on the above figures, the reverse acquisition of the Company with SGI as the accounting acquirer was incorporated in the financial statements presented herewith as follows:

Shares issued in reverse acquisition (on an as if basis and includes 24,381,004 shares issued but not outstanding)	25,481,004
Effect on financial statements:
Net liabilities assumed represented by:
Increase in treasury stock	$2,438
(Increase) in other payable	$(5,000)
(2,562)
Net liabilities assumed were accounted by:
(Increase) in common stock (par value $0.0001)	$(2,548)
Decrease in retained earnings	$5,110
2,562

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

The amount of $2,438 shown above represented 24,381,004 shares of treasury stock, which were the Company’s common stock held in treasury immediate before the completion of the share exchange. The Company has the accounting policy in recording treasury stock as follows: (a) with its par value charged to common stock, and with the excess of the purchase price over par, if any, first charged against any available additional paid-in capital and the balance charged to retained earnings, and (b) for treasury stock acquired at no cost, the par value is charged to common stock with the same amount recorded as an increase in additional paid-in capital. The Company’s accounting for its acquisition of 24,381,004 shares of treasury stock is summarized as follows:

			Effect on accounts
Description	Number of shares of treasury stock	Purchase consideration	Decrease in common stock (par value $0.0001)	(Increase) Decrease in additional paid-in capital	(Decrease) in accumulated deficit
Shareholder returned shares to the Company at no charge to Company	1,030,000	Nil	103	(103.00)	-
Shareholder returned shares to the Company at no charge to Company	1,681,004	Nil	168	(168.00)	-
Shareholder returned shares to the Company at no charge to Company	1,670,000	Nil	167	(167.00)	-
Repurchased shares from Stan Ford at cash of $5,000 plus $363 worth of securities which had been fully written-off	20,000,000	$5,363	2,000	3,363	(363)
	24,381,004		2,438	2,925	(363)

In reflecting the reverse acquisition, the amount of $2,438 of the treasury stock as recorded in the Company’s books and records was included as an asset in arriving at the Company’s net liabilities assumed by SGI, and the related 24,381,004 shares of treasury stock was included as part of the 25,481,004 shares of common stock which were treated as the number of common stock issued in exchange for the Company’s net liabilities. These 24,381,004 shares of common stock were then treated as if they were repurchased at a purchase consideration of $2,438 on the same day they were issued. The treasury stock is reported in these financial statements in the amount of $2,438, which equated to its par value, as a charge to common stock.

5.	EARNINGS PER SHARE

Basic earnings per share is computed by dividing the net income by the weighted average number of outstanding common stock during the period. The diluted earnings per share calculation includes the impact of dilutive convertible securities, if applicable. The weighted average number of outstanding common stock is determined by relating the portion of time within a reporting period that a particular number of common stock has been outstanding to the total time in that period.

The weighted average number of outstanding common stock as shown in the financial statements presented herewith was computed based on the Company’s number of outstanding common stock, and took into account of the recapitalization transactions, and the reverse acquisition transaction. Detail computations are set out as follows:

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

	Date of issue or purchase (as if basis for the Company's common	No. of SGI ordinary	No. of the Company's common stock (Restated for recapitalization	No. of days outstanding Year ended March 31,		Weighted average number of outstanding common stock Year ended March 31,
	stock)	share	of SGI)	2007	2008	2007	2008
Number of days in reporting period				365	365
SGI existing shares as of March 31, 2004	Pre- 3/31/2004	1,000	1,118,600	365	365	1,118,600	1,118,600
SGI issued new shares upon receipt of cash	3/15/2006	9,000	10,067,400	365	365	10,067,400	10,067,400
SGI issued new shares for convertible bond conversion	3/22/2006	1,429	2,924,000	365	365	2,924,000	2,924,000
SGI issued new shares for cash of $5M under private placement	3/22/2006	2,858	1,870,000	365	365	1,870,000	1,870,000
		14,287
Stock issued in exchange for 14,287 shares of SGI stock (100% equity in SGI)			15,980,000
The Company's stock at time of reverse acquisition
Existing stock in issue at time of reverse acquisition	3/22/2006		25,481,004	365	365	25,481,004	25,481,004
Stock held in treasury prior to reverse acquisition	3/22/2006		(4,381,004)	365	365	(4,381,004)	(4,381,004)
Repurchased stock from Stan Ford in conjunction with reverse acquisition	3/22/2006		(20,000,000)	365	365	(20,000,000)	(20,000,000)

Basic average common stock outstanding			17,080,000			17,080,000	17,080,000
Convertible note issued in exchange of common stock	12/11/2007		639,269	-	112	-	639,269
Diluted average common stock outstanding			17,719,269			17,080,000	17,719,269

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2007	2008
Earnings per share - Basic
Income for the year	10,904,986	17,542,244
Basic average common stock outstanding	17,080,000	17,080,000
Net earnings per share	0.64	1.03

Earnings per share - Diluted
Income for the year	10,904,986	17,542,244
Change in fair value of embedded derivatives	-	(3,366,000)
	10,964,986	14,176,244
Diluted average common stock	17,080,000	17,719,269
Net earnings per share	0.64	0.80

6.	RISKS, UNCERTAINTIES, AND CONCENTRATIONS

(a)	Nature of Operations

Substantially all of the Group’s operations are conducted in the PRC and are subject to various political, economic, and other risks and uncertainties inherent in this country. Among other risks, the Group’s operations are subject to the risks of restrictions on transfer of funds; export duties, quotas and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations.

(b)	Concentration of Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and accounts receivable.

As of March 31, 2008, the Group had cash deposits of $64.31 million placed with several banks in the People’s Republic of China (“PRC”), which includes the Special Administrative Region of Hong Kong, where there is currently no rule or regulation in place for obligatory insurance of bank accounts.

As of March 31, 2007, the Group had cash deposits of $26.99 million placed with several banks in the People’s Republic of China (“PRC”), which includes the Special Administrative Region of Hong Kong, where there is currently no rule or regulation in place for obligatory insurance of bank accounts.

As of March 31, 2006, the Group had cash deposit of $752,778 placed with a bank in the United States, which is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 for each customer account. $652,778 of the Group's cash deposit at this bank therefore was in excess of the FDIC insured limit. This cash deposit is shown under the caption “Restricted cash” in the financial statements. As of March 31, 2007, the Group did not have any cash placed with a bank in the United States.

For the years ended March 31, 2006, 2007 and 2008, all of the Group’s sales arose in the PRC. In addition, all accounts receivable as at March 31, 2006, 2007 and 2008 also arose in the PRC.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

(c)	Concentration of Customers

For the year ended March 31, 2008, there are two customers that accounted for 15.5% and 10.5% of our sales revenue. For the year ended March 31, 2006 and 2007, no single customer accounted for 10% of our total sales.

7.	ACCOUNTS RECEIVABLE

The Group's accounts receivable as of the balance sheet dates as presented in these financial statements are summarized as follows:

	March 31, 2006	March 31, 2007	March 31, 2008
Trade receivables	$10,941,595	$14,309,818	$13,214,531
Less: Allowances for doubtful debt	-	-	-
	$10,941,595	$14,309,818	$13,214,531

8.	INVENTORIES

The Group's inventories as of the balance sheet dates as presented in these financial statements are summarized as follows:

	March 31, 2006	March 31, 2007	March 31, 2008
Raw materials	$188,112	$165,337	$254,648
Work-in-progress	50,362	12,385	9,943
Finished goods	19,110	25,332	143,767
	$257,584	$203,054	$408,358

9.	PROPERTY, PLANT AND EQUIPMENT AND LAND USE RIGHT

The Group's property, plant and equipment and land use right as of the balance sheet dates as presented in these financial statements are summarized as follows:

	March 31, 2006	March 31, 2007	March 31, 2008

Land use right	$-	$-	$1,777,860
Plant and machinery	3,093,152	3,486,207	6,493,190
Office equipment	1,101,779	1,781,637	3,293,598
Motor vehicles	28,716	40,793	109,186
Leasehold improvements	-	577,052	1,817,623
	$4,223,647	$5,885,689	$13,491,457
Less: Accumulated depreciation	(2,629,600)	(3,203,072)	(4,585,976)
	1,594,047	2,682,617	8,905,481
Construction in progress	-	-	4,907,268
	$1,594,047	$2,682,617	$13,812,749

Depreciation expenses were $516,217, $493,472 and $999,148 for the years ended March 31, 2006, 2007 and 2008, respectively.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

10.	TAX PAYABLES

The Group's tax payables as of the balance sheet dates as presented in these financial statements are summarized as follows:

	March 31, 2006	March 31, 2007	March 31, 2008
Value added tax and other taxes	$4,393,629	$4,688,344	$5,436,331
Income tax	3,169,773	3,338,947	3,714,102
Surcharge	4,393,213	6,506,198	9,323,273
Dividends withholding tax	3,359,703	3,486,232	3,844,276
	$15,316,318	$18,019,721	$22,317,982

Pursuant to the Provisional Regulation of PRC on Value Added Tax, or VAT, and their implementing rules, all entities and individuals that are engaged in the sale of goods are generally required to pay VAT at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer.

The Group has its principal operations in the People’s Republic of China (“PRC”). Business enterprises are subject to income taxes and value added taxes under PRC tax laws and regulations unless they have exemptions. It has been the belief of the Group’s management that its PRC operations from 1999 to 2004 were exempted from income taxes and value added taxes as these operations were considered by the local government as an advanced technology. The Group, however, has never received a written confirmation from the appropriate tax authorities for the tax exemption status of its PRC operations. In January 2006, management of the Group took the initiative to make tax payments to the PRC tax authorities for the calendar year 2005 and subsequent years, and accrued for all applicable tax liabilities, plus surcharge, which is calculated as 0.05% per day on the overdue tax liabilities in accordance with PRC tax laws and regulations, for all prior fiscal years were reflected in the Group’s financial statements.

Provision for the PRC enterprise income tax is calculated at the prevailing rate based on the estimated assessable profits. On March 1, 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the PRC ("new tax law") which will take effect on January 1, 2008.  As a result of the new tax law, the statutory income tax rate will change from 33% to 25% with effect from January 1, 2008.  The preferential tax rate currently enjoyed by the Company will be gradually transitioned to the new standard rate of 25% over a five-year transitional period.  In addition, article 28 of the new tax law stated that the income tax rate of a "high technology" company will remain at 15%, and such "high technology" company could still enjoy the existing tax holiday.  As most of the subsidiaries operating in the PRC are currently recognized as "high technology" companies under the existing Income Tax Law of the PRC, the management reasonably believed that these subsidiaries can transit this status under the new tax law.

Dividends withholding tax in the PRC is charged at a rate of 20% on the dividend payable to the shareholders.

11.	PREFERRED STOCK

The Company is authorized to issue 10,000,000 shares of preferred stock, $0.01 par value per share. As of March 31, 2006, 2007 and 2008, there were no shares of preferred stock issued and outstanding. Shares of preferred stock may be issued from time to time in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of the Company’s board of directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock.

12.	COMMON STOCK

Prior to March 21, 2006, the Company was authorized to issue 90,000,000 shares of Class A common stock, $0.0001 par value per share, and 10,000,000 shares of Class B common stock, $0.0001 par value per share. On March 21, 2006, the Company filed an amended and restated certificate of incorporation with the Secretary of State of Delaware, which, among other things, provided that the Company’s common stock, which had previously been divided into Class A and Class B common stock (of which no Class B common stock was outstanding), would become one class of common stock, and that the Company is authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share. The Company’s common stock referred to in the financial statements presented herewith includes the Class A common stock which existed up to March 21, 2006, and the single class of common stock which exists subsequent to that date.

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. There is no right to cumulate votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the Company’s board of directors out of funds legally available therefore subject to the prior rights of holders of preferred stock and any contractual restrictions the Company against the payment of dividends on common stock. In the event of the Company’s liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

There was no change to the Company’s number of issued and outstanding common stock during the year ended March 31, 2005. The Company had 26,481,004 shares of common stock issued and outstanding as of March 31, 2005.

During the year ended March 31, 2006, there was a net decrease of 9,401,004 shares in the Company’s issued and outstanding common stock as a result of the following transactions:

Description	Increase (decrease) in issued shares	(Increase) decrease in shares held in treasury	Increase (decrease) in issued and outstanding shares
Shareholder returned shares to the Company at no charge to Company	-	(1,030,000)	(1,030,000)
Shareholder returned shares to the Company at no charge to Company	-	(1,681,004)	(1,681,004)
Shareholder returned shares to the Company at no charge to Company	-	(1,670,000)	(1,670,000)
Repurchased shares from a former officer of the Company at a cash of $750	(1,000,000)	-	(1,000,000)
Repurchased shares from Stan Ford, the Company's former President, at cash of $5,000 plus $363 worth of securities which had been fully written-off	-	(20,000,000)	(20,000,000)
Issued new shares in exchange for 14,287 shares of SGI common stock representing 100% equity in SGI	15,980,000	-	15,980,000
	14,980,000	(24,381,004)	(9,401,004)

The Company had 17,080,000 shares of common stock issued and outstanding as of March 31, 2006.

There was no change to the Company’s number of issued and outstanding common stock during the years ended March 31, 2007 and 2008. The Company had 17,080,000 shares of common stock issued and outstanding as of March 31, 2007 and 2008.

All of the Company’s issued shares are fully paid and non-assessable.

The amount and number of shares of common stock shown as the balance as of March 31, 2005 in these financial statements is different from the actual amount and number of shares of common stock as of that date. The difference arises because of the application of reverse acquisition accounting to the share exchange between the Company’s and SGI’s shareholders. Under the reverse acquisition accounting, the Company’s issued shares of common stock as of March 22, 2006 (the date of the completion of the share exchange) were treated as if they were newly issued in exchange for the Company’s net liabilities as of March 22, 2006, and the Company’s common stock issued on March 22, 2006 for the share exchange were treated as if they were issued prior to the share exchange to recapitalize SGI. The amount and number of shares of common stock shown as the balance as of March 31, 2006 in these financial statements, however, are the same as the actual amount of shares of common stock as of that date, irrespective of the application of the reverse acquisition accounting.

A reconciliation between the amount and number of shares of common stock shown as the balance as of March 31, 2005 in these financial statements and the actual amount of shares of common stock as of that date is as follows:

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

	The Company's common stock
	Number of shares in issue	Par value $0.0001
Actual balance - March 31, 2005	26,481,004	$2,648

Amount treated as issued in exchange for net liabilities for SGI's reverse acquisition of China-Biotics (before accounting for cancellation of 1,000,000 shares subsequent to March 31, 2005 but before the share exchange )	(26,481,004)	(2,648)

Shares issued for share exchange acquisition (which were treated as recapitalization of SGI )	15,980,000	1,598

Less: shares issued for the share exchange allocated to recapitalize SGI capital transactions for year ended March 31, 2006:-
SGI issued new shares upon receipt of cash on March 15, 2006	(10,067,400)	(1,007)
SGI issued new shares for conversion of convertible bonds on March 22, 2006	(2,924,000)	(292)
SGI issued new shares for cash of $5 million under a private placement on March 22, 2006	(1,870,000)	(187)
Financial statements balance - March 31, 2005	1,118,600	112

The amount and number of shares of common stock as of March 31, 2007 and 2008 as presented in these financial statements comprise the following:

	March 31, 2007		March 31, 2008
	Number of shares	Par value $0.0001	Number of shares	Par value $0.0001
In issue	41,461,004	$4,146	41,461,004	$4,146
Stock held in treasury (Treasury stock)	(24,381,004)	(2,438)	(24,381,004)	(2,438)
Issued and outstanding	17,080,000	$1,708	17,080,000	$1,708

13.	CAPITAL AND STATUTORY RESERVES

The Company’s PRC subsidiary, Shining, is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the subsidiary’s registered capital. Appropriations to the statutory public welfare fund are at 5% to 10% of the after tax net income determined in accordance with the PRC GAAP. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. The statutory surplus reserve and discretionary surplus reserve can be used to make good losses or to increase the capital of the relevant company.

14.	ADVERTISING COSTS

The Group's advertising costs charged to expense as incurred during the periods as presented in these financial statements are summarized as follows:

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

	Years ended March 31,
	2006	2007	2008

Charges referred to above	$1,882,000	$2,980,835	$2,647,140

15.	RESEARCH AND DEVELOPMENT COSTS CHARGED TO EXPENSE AS INCURRED

The Group's research and development costs, which typically consist of salaries and other direct costs, charged to expense as incurred during the periods as presented in these financial statements are summarized as follows:

	Years ended March 31,
	2006	2007	2008

Charges referred to above	$-	$497,817	$2,194,474

16.	RETIREMENT COSTS CHARGED TO EXPENSE AS INCURRED

The Group’s employees are required to participate in a central pension scheme operated by the local municipal government. The Group is required to contribute a certain percentage of their payroll costs to the central pension scheme. The contributions are charged to the income statement as they become payable in accordance with the rules of the central pension scheme. No forfeited contribution is available to reduce the contribution payable in the future years. The Group’s retirement costs charged to expense as incurred during the periods as presented in these financial statements are summarized as follows:

	Years ended March 31,
	2006	2007	2008

Charges referred to above	$343,646	$808,052	$1,759,540

17.	INCOME TAXES

The income (loss) generated in the United States, the British Virgin Islands and the People’s Republic of China before income taxes during the periods as presented in these financial statements are summarized as follows:

	Years ended March 31,
	2006	2007	2008

(Loss)/income in the United States before income taxes	$-	$(453,543)	$2,352,418
(Loss)/income in the British Virgin Islands before income taxes	(306,943)	(91,627)	741,590
Income in the PRC before income taxes	12,561,452	15,637,024	19,384,867
	$12,254,509	15,091,854	22,478,875

Our principal operations are carried out in the PRC.  The Company, which is incorporated in the United States, is subject to U.S. tax law.  Other than legal and professional expenses for the daily operations of the Company, the (loss)/income generated from the United States is the change in the fair value of the embedded derivatives of the 4% Senior Convertible Promissory Note issued on December 11, 2007.

There is no income tax for companies not carrying out business activities in the British Virgin Islands. Accordingly, the Company's financial statements do not present any income tax provisions/credits related to the British Virgin Islands tax jurisdiction.

The provision for income tax relating to the periods as presented in these financial statements are summarized as follows:

	Years ended March 31,
	2006	2007	2008

Current	$3,900,541	$4,186,868	$4,936,631
Deferred	-	-	-
	$3,900,541	$4,186,868	$4,936,631

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

The Group has its principal operations in the People’s Republic of China (“PRC”) and is subject to a PRC Enterprise Income Tax rate of 33% in 2006, 33% in 2007 and 25% in 2008.

However, one of the PRC subsidiaries of the Group located in the Shanghai Jinqiao special economic zone (“Jinqiao subsidiary”) is awarded the status of “high technology” enterprise for the year 2007 till 2010.  Hence the Jinqiao subsidiary enjoys a preferential income tax of 15%, which represents a tax concession of 18%, 18% and 10% in the years 2006, 2007 and 2008.  The benefit of the tax concession on net income per share (diluted) was approximately $0.134, $0.167 and $0.167 for the fiscal years 2006, 2007 and 2008.

Another newly set up subsidiary of the Group, which is located in Qingpu (“Qingpu subsidiary”), will have the same business and operation as the Jinqiao subsidiary but with a larger production scale, is believed by the management to be qualified for the application for the status of being a “high technology” enterprise once operation is commenced.  If the “high technology” status is awarded, the Qingpu subsidiary would then be fully exempted from PRC Enterprise Income Tax for two years starting from 2008, followed by 50% tax exemption for the next three years, period from 2010 to 2012. There is no financial effect from the tax holiday as the Qingpu subsidiary did not generate any assessable profit in 2006, 2007 and 2008.

On March 1, 2007, the Fifth Plenary Session of the Tenth National People's Congress passed a new tax law which took effect on January 1, 2008. As a result of the new tax law, the statutory income tax rate changed from 33% to 25%, effective January 1, 2008. The preferential tax rate currently enjoyed by the Company will gradually transition to the new standard rate of 25% over a five-year transitional period. In addition, article 28 of the new tax law states that the income tax rate of a "high technology" company will remain at 15%, and such "high technology" company may continue to use any existing tax holiday. As the subsidiaries operating in the PRC are currently recognized as "high technology" companies under the existing Income Tax Law of the PRC, the management reasonably believes that these subsidiaries may use this status under the new tax law.
The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	Years ended March 31,
	2006	2007	2008

Computed tax at statutory rate (2006: 33%, 2007: 33%, 2008: 25%)	$4,145,279	$4,980,311	$6,516,115
Non-deductible items	50,271	54,976	-
Non-taxable items	-	-	(722,405)
Effect of different tax rate in other jurisdiction	-	(4,535)	211,718
Valuation allowance	-	198,705	(41,772)
Tax concession	(2,288,482)	(2,852,431)	(2,956,494)
Surcharge at 0.05% per day on accrued taxes	1,993,473	1,809,842	1,845,925
Total provision for income at effective rate	$3,900,541	$4,186,868	$4,936,631

As at March 31, 2008, the Company's PRC subsidiaries have incurred tax losses which can be carried forward to a maximum of 5 years of approximately US$1,202,649 (2007: US$134,849, 2006: US$0).

	Years ended March 31,
	2006	2007	2008

Deferred tax assets:	$-	$198,705	$41,772
Net operating loss carryforward	-	(198,705)	(41,772)
Less: Valuation allowance

Net deferred tax assets	$-	$-	$-

Deferred tax assets were primarily raised from the tax losses carry forwards, and a valuation allowance has been established for the entire deferred tax assets, as the management believes that the PRC subsidiary may not be fully utilized the deferred tax assets because of the uncertainly regarding the tax deductibility of expenses incurred.

The Group has its principal operations in the People’s Republic of China (“PRC”). Business enterprises are subject to income taxes and value added taxes under PRC tax laws and regulations unless they have exemptions. It has been the belief of the Group’s management that its PRC operations were exempted from income taxes and value added taxes as these operations were recognized by the local government as an advanced technology enterprise. The Group, however, has never received a written confirmation from the appropriate tax authorities for the tax exemption status of its PRC operations. In January 2006, management of the Group’s PRC operations took the initiative to make tax payments to the PRC tax authorities for the calendar year 2005, and accrual for all applicable tax liabilities, plus surcharge, for all prior fiscal years were reflected in the Group’s financial statements.

According to PRC tax regulations, overdue tax liabilities in the PRC for the calendar years prior to 2005 may be subject to potential penalties for the late payment of taxes, which is calculated on the basis of 0.5 times to five times the amount of overdue tax liabilities. This amounts to $4.9 million (if calculated based on 0.5 times the taxes payable) to $49 million (if calculated based on five times the amount of taxes payable) as of March 31, 2007 and 2008. The Group has reserved for the payment of taxes that may be owed for calendar years prior to 2005 and any associated interest surcharges (which are calculated at 0.05% per day on the accrued tax liabilites) in its financial statements until the matter is fully resolved. Following the adoption of FIN48, the Group has reserved for the surcharges payable for fiscal year 2008.  We consider it more likely than not that the associated penalty will not need to be paid.

18.	COMMITMENTS

(a)	Operating Leases

The Group leases office space, warehouse facilities and retail shops under non-cancelable operating agreements that expire at various dates from 2008 through 2010. The charges incurred by the Group in relation to the above-mentioned operating leases during the periods as presented in these financial statements are summarized as follows:

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

	Years ended March 31,
	2006	2007	2008

Charges referred to above	$55,602	$262,128	$990,300

As of the balance sheet dates as presented in these financial statements, the amount of future minimum lease payment under the above-mentioned operating leases were as follows:

	March 31, 2006	March 31, 2007	March 31, 2008

Payable within
the next twelve months	$111,142	$375,395	$556,907
the next 13th to 24th months	126,823	274,792	111,670
the next 25th to 36th months	103,019	63,714	-
the next 37th to 48th months	-	-	-
the next 49th to 60th months	-	-	-
Thereafter	-	-	-
	$340,984	$713,901	$668,577

(b)	Land lease

On March 21, 2006, the Company’s wholly-owned subsidiary, GSL, entered into an agreement with Shanghai Qingpu Industrial Park District Development (Group) Company Limited for the lease of 73,157 square meters of land in the Shanghai Qingpu Industrial Park District. on which the Company will construct a plant consisting bulk manufacturing facilities that will have an initial capacity of 150 tons per year of bulk product with the room for expansion to 300 tons per year. This agreement contemplates a one-time leasing fee of $2,100,828. The leasing fee was later reduced to $1,777,680 because the size of the leased land was reduced to 36,075 square meters. 10% of the leasing fee was paid on April 5, 2006 as a refundable deposit. The $1,777,680 leasing fee was paid on December 28, 2007. In February 2009, the deposit was refunded and the approval documents for the land lease were issued by the Shanghai Qingpu local government authorities. There are no future lease payments under this land lease.

(c)	Capital commitments

During the year ended of March 31, 2008, GSL entered into the agreements with the contractors to construct a plant consisting bulk manufacturing facilities in the Shanghai Qingpu Industrial Park District. The amount of future payment were $14,517,210 which was contracted, but not provided for as of March 31, 2008.

19.	RELATED PARTY TRANSACTIONS

(a)       Shining, before it became the Company’s wholly-owned subsidiary, declared dividends amounting to $16.73 million during the period from April 2003 to June 2005. The full amount of dividends was paid in cash to the Shining equity holders without deducting a withholding tax at the rate of 20% as required by the applicable laws and regulations in the PRC. These equity holders, except one of them, collectively became a majority shareholder of the Company in March 2006 as a result of the share exchange. The amount of dividend withholding taxes not withheld by Shining totaled $3.34 million was repaid to Shining in March 2006 by these former Shining equity holders.

(b)       As disclosed in Note 1, on August 11, 2005, SGI entered into the Equity Transfer Agreement to acquire 100% of the equity of Shining from the Original Shining Equity Holders, who are former majority shareholders of SGI, and a third party for a total cash consideration of $2.27 million (RMB 18.35 million). At the time of this transaction, SGI and the Original Shining Equity Holders also entered into the Supplemental Agreement to grant the right to the Original Shining Equity Holders to re-establish a majority ownership in SGI within three months after the consummation of SGI’s acquisition of 100% equity in Shining. In October 2005, the Original Shining Equity Holders exercised their right under the Supplemental Agreement and executed subscription agreements to acquire 9,000 new shares issued by SGI for a total consideration of $9,000, representing a 90% ownership in SGI. SGI received the subscription money in full in March 2006. As disclosed in Note 4, these 9,000 SGI ordinary shares were exchanged into 10,067,400 shares of the Company’s common stock in the share exchange, which represented 63% of the total of 15,980,000 shares received by all SGI shareholders in this transaction.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

(c)       In September 22, 2005, SGI entered into an agreement and issued a Hong Kong Dollar denominated convertible bond for cash in the face amount of $2,580,000 (HKD20,000,000) to an independent third party, Charming Leader Group Ltd., which is a British Virgin Islands company beneficially wholly-owned by Mr. Alexander Tai Kwok Leung. A s a condition precedent to the completion of the transaction contemplated in this agreement, the Original Shining Equity Holders, comprising the individuals as shown below, have to execute an agreement with Shining under which they collectively committee to advance a RMB denominated loan of $2,290,230 (RMB 18,351,200) to Shining upon the serving of a notice by Shining in the following proportion:

Mr. Song Jinan	RMB	9,282,800
Ms. Yan Li		5,404,400
Mr. Huang Weida		2,748,000
Ms. Yan Yi Hong		916,000
	RMB	18,351,200

On September 22, 2005,the Original Shining Equity Holders entered into an agreement with Shining with the following key terms: (a) the Original Shining Equity Holders agree to lend a RMB denominated loan of US$2,290,230 (RMB 18,351,200) to Shining (in proportion as shown above), (b) Shining has the right to draw down the full amount of loan upon serving a 7 days notice to the Original Shining Equity Holders, after the fulfillment of certain conditions precedent, (c) Shining agrees to use the loan proceeds only for daily operations unless a written consent for other uses is granted by the Original Shining Equity Holders, (d) the loan is repayable one year from the date of draw-down, and (e) the loan is interest free.

In March, 2006, Shining made notice to the Original Equity Holders and received the full loan amount of US$2,290,230 (RMB 18,351,200). In March 2007, this loan was fully repayable by Shining.

(d)       On December 11, 2007, the Company entered into definitive agreements concerning the sale of a 4% Senior Convertible Promissory Note in the amount of $25,000,000 to Pope Investments II LLC in a private placement. In connection with the private placement, Mr. Song Jinan, the Company’s Chief Executive Officer, Chairman, and largest shareholder, entered into a Guaranty Agreement and a Pledge Agreement, pursuant to which Mr. Song agreed to guaranty the Company’s obligations under the Note and to secure such guaranty with a pledge of 4,000,000 shares of the Company’s common stock.

20.	SEGMENT REPORTING.

As disclosed in Note 3, the Group’s management has adopted the “products and services” approach for segment reporting. For all periods covered by these financial statements, the Group:

(a)	had only one reportable segment - the probiotic products as health supplement;

(b)	manufactured and sold the probiotic products in a single geographical area - the People’s Republic of China;

(c)	delivered all its shipments to destinations within the People’s Republic of China; and

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

(d)	had all its long-lived assets physically located in the People’s Republic of China.

21.	CONVERTIBLE NOTES

On December 11, 2007, the Company sold a 4% Senior Convertible Promissory Note in the amount of $25,000,000 (the “Note’) with a maturity date of December 11, 2010 to Pope Investments II LLC, an affiliate of Pope Investments, LLC, in a private placement. In connection with the sale, the Company entered into an Investment Agreement and a Registration Rights Agreement. In addition, Mr. Song Jinan, the Company’s Chief Executive Officer, Chairman, and largest stockholder, entered into a Guaranty Agreement and a Pledge Agreement pursuant to which Mr. Song agreed to guaranty the Company’s obligations under the Note and to secure such guaranty with a pledge of 4,000,000 shares of China-Biotics common stock owned by Mr. Song. The principal amount of the Note is convertible into shares of the Company’s common stock at an exercise price of $12.00 per share at any time until the maturity date subject to adjustment for subdivision or combination of the Company’s common stock and similar events. If the Note is not converted at maturity, the Company will redeem the Note to provide Pope Investments II LLC with a total yield of 10% per annum inclusive of the annual interest. The Note also provides for mandatory conversion into the Company’s common stock if the Group achieves a net income of $60 million in fiscal year 2010. Pope Investments II LLC may declare the outstanding principal amount and any accrued but unpaid interest, calculated at a rate of 10% per annum, to be immediately due and payable upon an event of default, including non-payment of obligations under the Note, bankruptcy or insolvency, or failure to perform any covenant set forth in the Note or Investment Agreement. Pursuant to the Investment Agreement the Company has secured payment of obligations under the Note with a pledge of 100% of the stock of SGI to Pope Investments II LLC.

Net proceeds of the note are expected to be used to fund the construction of a proposed 150-metric-ton-per-year manufacturing facility and for other capital expenditures.

The Company accounted for the net proceeds from the issuance of the Note as two separate components: an embedded derivative component (conversion option with mandatory conversion feature) and a debt component. The Company determined the initial carrying value of the debt component by subtracting the fair value of embedded derivatives amounting to US$9,118,000 from the net proceeds received from the issuance of the Note. This resulted in a US$15,882,000 initial carrying amount of the debt component.

The estimated fair value of the embedded derivatives at the time of issuance at December 11, 2007 and as of March 31, 2008 was $9,118,000 and $5,752,000, respectively. The change in the fair value of the embedded derivatives amounted to $3,366,000 was charged to the consolidated statement of operations.

The fair value of the embedded derivatives was determined using the Binomal Model based on the following assumptions:

	December 11, 2007	March 31, 2008

Risk-free rate of return	2.92%	1.70%
Time to expiration	3 years	2.66 years
Volatility rate	65%	65%
Dividend yield	—	—

For the year ended March 31, 2008, the Note interest amounted to $1,051,388 was capitalized under land use right.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts expressed in US Dollars)

	December 31, 2008	March 31, 2008
ASSETS
Current assets
Cash and cash equivalents	$66,424,118	$64,310,448
Accounts receivable	14,319,107	13,214,531
Other receivables	246,515	238,835
Inventories	1,265,539	408,358
Prepayment	1,634,695	1,806,605
Total current assets	$83,889,974	$79,978,777
Property, plant and equipment and land use right	31,621,007	13,812,749
Total assets	$115,510,981	$93,791,526
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$4,799,522	$2,786,180
Tax payables	25,545,893	22,317,982
Other payables and accruals	2,738,682	1,792,156
Total current liabilities	$33,084,097	$26,896,318
Non-current liabilities
Convertible note, with embedded derivatives of $3,679,000, net of discount of $6,688,163 as of December 31, 2008	$21,990,837	$22,197,635
Interest payable	1,058,499	302,306
Deferred tax liabilities	500,167	-

Total non-current liabilities	$23,549,503	$22,499,941
Commitments and contingencies
Stockholders' equity:
Common stock (par value of $0.0001, 100,000,000 shares authorized, 41,461,004 shares issued and outstanding as of December 31, 2008)	$4,146	$4,146
Additional paid-in capital	7,863,031	7,863,031
Retained earnings	43,204,901	29,827,144
Treasury stock at cost (24,381,004 shares)	(2,438)	(2,438)
Accumulated other comprehensive income	4,781,947	3,677,590
Capital and statutory reserves	3,025,794	3,025,794
Total stockholders' equity	$58,877,381	$44,395,267
Total liabilities and stockholders' equity	$115,510,981	$93,791,526

The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in US Dollars)

	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Net sales	$15,810,111	$11,931,306	$38,676,017	$29,266,801
Cost of sales	(4,583,371)	(3,183,056)	(11,304,893)	(8,039,651)
Gross profit	$11,226,740	$8,748,250	$27,371,124	$21,227,150
Operating expenses:
Selling expenses	$(3,330,668)	$(1,752,637)	$(8,514,090)	$(4,630,916)
General and administrative expenses	(1,353,561)	(1,258,927)	(4,218,494)	(3,155,544)
Total operating expenses	$(4,684,229)	$(3,011,564)	$(12,732,584)	$(7,786,460)
Income from operations	$6,542,511	$5,736,686	$14,638,540	$13,440,690
Other income and expenses:
Changes in the fair value of embedded derivatives	$1,408,000	$-	$2,073,000	$-
Other income	60,442	118,064	1,923,430	190,006
Other expenses	(42,718)	(384,212)	(260,297)	(404,147)
Total other income (expenses)	$1,425,724	$(266,148)	$3,736,133	$(214,141)
Income before taxes	$7,968,235	$5,470,538	$18,374,673	$13,226,549
Provision for income taxes	(2,299,348)	(1,426,789)	(4,996,916)	(3,672,434)
Net income	$5,668,887	$4,043,749	$13,377,757	$9,554,115

Earnings per share:
Basic	$0.33	$0.24	$0.78	$0.56
Diluted	$0.22	$0.23	$0.59	$0.55

Weighted average shares outstanding
Basic	17,080,000	17,080,000	17,080,000	17,080,000
Diluted	19,163,333	17,555,543	19,163,333	17,239,090

The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts expressed in US Dollars)

	Common Stock					Accumulated	Capital &
	Shares	Par value $0.0001	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Comprehensive Income	Statutory Reserves	Total
Balance- March 31, 2008	41,461,004	$4,146	$7,863,031	$29,827,144	$(2,438)	$3,677,590	$3,025,794	$44,395,267
Comprehensive income:
Net income				13,377,757				13,377,757
Other comprehensive income:
Foreign currency translation adjustments, net of taxes of $0						1,104,357		1,104,357
Total comprehensive income								14,482,114
Balance- December 31, 2008	41,461,004	$4,146	$7,863,031	$43,204,901	$(2,438)	$4,781,947	$3,025,794	$58,877,381

The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Amounts expressed in US Dollars)

	Nine months ended December 31,
	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES
Net income	$13,377,757	$9,554,115
Adjustment for:
Changes in the fair value of embedded derivatives	(2,073,000)	-
Loss on disposal of plant and equipment	30,022	-
Depreciation	1,298,953	625,357
Change in deferred tax	500,000	-
(Increase)/Decrease in accounts receivable	(792,146)	2,360,417
(Increase)/Decrease in inventories	(841,095)	(526,663)
(Increase)/Decrease in prepayments	216,069	(1,596,989)
Increase/(Decrease) in accounts payable	1,926,337	812,003
Increase/(Decrease) in income tax, surcharge tax and dividends withholding tax	2,486,572	1,754,188
Increase/(Decrease) in other payables and accruals, and value added tax payable	957,512	329,998
NET CASH PROVIDED BY OPERATING ACTIVITIES	$17,086,981	$13,312,426
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchases of fixed assets	$(15,144,845)	$(8,398,701)
Capital expenditure	(808,219)	-
NET CASH USED IN INVESTING ACTIVITIES	$(15,953,064)	$(8,398,701)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
Issue of convertible notes	-	25,000,000
Effect of exchange rate changes on cash	$979,753	$2,175,977
NET INCREASE IN CASH AND CASH EQUIVALENTS BALANCES	$2,113,670	$32,089,702
CASH AND CASH EQUIVALENTS BALANCES AT BEGINNING OF PERIOD	64,310,448	26,992,025
CASH AND CASH EQUIVALENTS BALANCES AT END OF PERIOD	$66,424,118	$59,081,727

The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

1.                               BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The accompanying condensed consolidated financial statements do reflect all the adjustments that, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows for he the interim periods reported. Such adjustments are of a normal, recurring nature. Our operating results for the three and nine month periods ended December 31, 2008 are not necessarily indicative of the results that may be expected for the year ending March 31, 2009.

These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2008. There have been no material changes in the significant accounting policies followed by us during the three and nine month periods ended December 31, 2008.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

2.                               EARNINGS PER SHARE

Basic earnings per share is computed in accordance with SFAS No.128, “Earnings Per Share”, by dividing the net income by the weighted average number of outstanding common stock during the period. The diluted earnings per share calculation includes the impact of dilutive convertible securities, if applicable. The weighted average number of outstanding common stock is determined by relating the portion of time within a reporting period that a particular number of common stock has been outstanding to the total time in that period.

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Earnings per share - Basic
Income for the period	$5,668,887	$4,043,749	$13,377,757	$9,554,115
Basic average common stock outstanding	17,080,000	17,080,000	17,080,000	17,080,000
Net earnings per share	$0.33	$0.24	$0.78	$0.56

Earnings per share - Diluted
Income for the period	$5,668,887	$4,043,749	$13,377,757	$9,554,115
Change in fair value of embedded derivatives	(1,408,000)	-	(2,073,000)	-
	$4,260,887	$4,043,749	$11,304,757	$9,554,115
Basic average common stock outstanding	17,080,000	17,080,000	17,080,000	17,080,000
Diluted effect from embedded derivatives	2,083,333	475,543	2,083,333	159,090
Diluted average common stock	19,163,333	17,555,543	19,163,333	17,239,090
Net earnings per share	$0.22	$0.23	$0.59	$0.55

 CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

3.                               RISKS, UNCERTAINTIES, AND CONCENTRATIONS

(a)   Nature of Operations

Substantially all of the Group's operations are conducted in the PRC and are subject to various political, economic, and other risks and uncertainties inherent in this country. Among other risks, the Group's operations are subject to the risks of restrictions on transfer of funds; export duties, quotas and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations.

(b)   Concentration of Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and accounts receivable.

As of December 31, 2008 the Group had cash deposits of $66.4 million placed with several banks in the People's Republic of China (“PRC”), which includes the Special Administrative Region of Hong Kong, where there is currently no rules or regulations in place for obligatory insurance of bank accounts.

For the three months and nine months ended December 31, 2007 and 2008, all of the Group's sales arose in the PRC. In addition, all accounts receivable as at December 31, 2008 also arose in the PRC.

(c)   Concentration of Customers

For the period ended December 31, 2008, there is a customer that accounted for 10% of our sales revenue. For the period ended December 31, 2007, there is a customer accounted for 11% of our total sales.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

4.                               ACCOUNTS RECEIVABLE

The Group's accounts receivable as of the balance sheet date as presented in these financial statements are summarized as follows:

	December 31, 2008	March 31, 2008

Trade receivables	$14,319,107	$13,214,531
Less : Allowances for doubtful debt	-	-
	$14,319,107	$13,214,531

5.                               INVENTORIES

The Group's inventories as of the balance sheet date as presented in these financial statements are summarized as follows:

	December 31, 2008	March 31, 2008

Raw materials	$481,309	$254,648
Work-in-progress	211,038	9,943
Finished goods	573,192	143,767
	$1,265,539	$408,358

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

6.                               PROPERTY, PLANT AND EQUIPMENT AND LAND USE RIGHT

The Group's property, plant and equipment and land use right as of the balance sheet date as presented in these financial statements are summarized as follows:

	December 31, 2008	March 31, 2008

Land use right	$1,881,207	$1,777,860
Plant and machinery	7,408,719	6,493,190
Office equipment	3,384,943	3,293,598
Motor vehicles	246,325	109,186
Leasehold improvements	2,425,883	1,817,623
	15,347,077	13,491,457
Less: Accumulated depreciation	$(5,999,412)	$(4,585,976)
	9,347,665	8,905,481
Construction in progress	$22,273,342	$4,907,268
	$31,621,007	$13,812,749

7.                               TAX PAYABLES

The Group's tax payables as of the balance sheet date as presented in these financial statements are summarized as follows:

	December 31, 2008	March 31, 2008

Value added tax and other taxes	$5,701,835	$5,436,331
Income tax	4,890,714	3,714,102
Surcharge tax	11,004,077	9,323,273
Dividends withholding tax	3,949,267	3,844,276
	$25,545,893	$22,317,982

Pursuant to the Provisional Regulation of PRC on Value Added Tax, or VAT, and their implementing rules, all entities and individuals that are engaged in the sale of goods are generally required to pay VAT at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer.

The Group has its principal operations in the People’s Republic of China (“PRC”). Business enterprises are subject to income taxes and value added taxes under PRC tax laws and regulations unless they have exemptions. It has been the belief of the Group’s management that its PRC operations were exempted from 1999 to 2004 from income taxes and value added taxes as these operations were considered by the local government as an advanced technology. The Group, however, has never received a written confirmation from the appropriate tax authorities for the tax exemption status of its PRC operations. In January 2006, management of the Group took the initiative to make tax payments to the PRC tax authorities for the calendar year 2005 and subsequent years, and accrued for all applicable tax liabilities, plus surcharge, which is calculated as 0.05% per day on the overdue tax liabilities in accordance with PRC tax laws and regulations, for all prior fiscal years were reflected in the Group’s financial statements.

Provision for the PRC enterprise income tax is calculated at the prevailing rate based on the estimated assessable profits. On March 1, 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the PRC ("new tax law") which will take effect on January 1, 2008.  As a result of the new tax law, the statutory income tax rate will change from 33% to 25% with effect from January 1, 2008.  The preferential tax rate currently enjoyed by the Company will be gradually transitioned to the new standard rate of 25% over a five-year transitional period.  In addition, article 28 of the new tax law stated that the income tax rate of a "high technology" company will remain at 15%, and such "high technology" company could still enjoy the existing tax holiday.  As most of the subsidiaries operating in the PRC are currently recognized as "high technology" companies under the existing Income Tax Law of the PRC, the management reasonably believed that these subsidiaries can transit this status under the new tax law.

Dividends withholding tax in the PRC is charged at a rate of 20% on the dividend payable to the shareholders.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

8.                               TREASURY STOCK

The Group treated common stock repurchased but not yet canceled as treasury stock. Treasury stock is reported in the balance sheets and statements of changes in stockholders’ equity with its par value charged to common stock, and with the excess of the purchase price over par, if any, first charged against any available additional paid-in capital and the balance charged to retained earnings.

9.                               INCOME TAXES

The income (loss) generated in the United States, the British Virgin Islands and the People's Republic of China (“PRC”) before income taxes during the periods as presented in these financial statements is summarized as follows:

	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Income in the United States before income taxes	$1,248,530	$-	$1,736,831	$-
(Loss)/ Income in the British Virgin Islands before income taxes	(16,536)	(297,477)	451,382	(799,436)
Income in the PRC before income taxes	6,736,241	5,768,015	16,186,460	14,025,985
	$7,968,235	$5,470,538	$18,374,673	$13,226,549

Our principal operations are carried out in the PRC.  The Company, which is incorporated in the United States, is subject to U.S. tax law.  Other than legal and professional expenses for the daily operations of the Company, the (loss)/income generated from the United States is the change in the fair value of the embedded derivatives of the 4% Senior Convertible Promissory Note issued on December 11, 2007.
Effective April 1, 2007, the Group adopted the Financial Accounting Standards Board (“FASB”) Interpretation No.48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109”, (“FIN48”) which clarifies the accounting for uncertainty income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions. There is no material impact of FIN 48 on the Group’s consolidated financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

9.	INCOME TAXES (continued)

There is no income tax for companies not carrying out business activities in the British Virgin Islands. Accordingly, the Company’s financial statements do not present any income tax provisions or credits related to the British Virgin Islands tax jurisdiction.

The provision for income tax for the periods as presented in these financial statements are summarized as follows:

	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007

Current	$1,799,348	$1,426,789	$4,496,916	$3,672,434
Deferred	500,000	-	500,000	-
	$2,299,348	$1,426,789	$4,996,916	$3,672,434

The Group has its principal operations in the People’s Republic of China (“PRC”) and is subject to a PRC Enterprise Income Tax rate of 33% in 2007 and 25% in 2008.

However, one of the PRC subsidiaries of the Group located in the Shanghai Jinqiao special economic zone (“Jinqiao subsidiary”) is awarded the status of “high technology” enterprise for the year 2007 till 2010.  Hence the Jinqiao subsidiary enjoys a preferential income tax of 15%, which represents a tax concession of 18% and 10% in the year 2007 and 2008.  The benefit of the tax concession on net income per share (diluted) was approximately $0.149 and $0.058 for the nine months ended December 31, 2007 and 2008.

Another newly set up subsidiary of the Group, which is located in Qingpu (“Qingpu subsidiary”), will have the same business and operation as the Jinqiao subsidiary but with a larger production scale, is believed by the management to be qualified for the application for the status of being a “high technology” enterprise once operation is commenced.  If the “high technology” status is awarded, the Qingpu subsidiary would then be fully exempted from PRC Enterprise Income Tax for two years starting from 2008, followed by 50% tax exemption for the next three years, period from 2010 to 2012. There is no financial effect from the tax holiday as the Qingpu subsidiary did not generate any assessable profit in 2007 and 2008.

On March 1, 2007, the Fifth Plenary Session of the Tenth National People's Congress passed a new tax law which took effect on January 1, 2008. As a result of the new tax law, the statutory income tax rate changed from 33% to 25%, effective January 1, 2008. The preferential tax rate currently enjoyed by the Company will gradually transition to the new standard rate of 25% over a five-year transitional period. In addition, article 28 of the new tax law states that the income tax rate of a "high technology" company will remain at 15%, and such "high technology" company may continue to use any existing tax holiday. As the subsidiaries operating in the PRC are currently recognized as "high technology" companies under the existing Income Tax Law of the PRC, the management reasonably believes that these subsidiaries may use this status under the new tax law.

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Computed tax at the local PRC statutory rate (2007:33%, 2008:25%)	$1,992,058	$1,805,277	$4,593,667	$4,364,761
Non-deductible items	41,976	98,168	486,643	263,815
Non-taxable items	(462,342)	(49,430)	(1,390,962)	(110,658)
Effect of different tax rate in other jurisdiction	112,368	-	156,315	-
Valuation allowance	64,185	127,866	138,760	154,584
Tax concession	(489,509)	(1,107,986)	(1,115,638)	(2,575,598)
Surcharge at 0.05% per day on accrued taxes	540,612	552,894	1,628,131	1,575,530
Total provision for income at effective rate	$1,799,348	$1,426,789	$4,496,916	$3,672,434
Temporary difference associated with investments in subsidiary	500,000	-	500,000	-
	$2,299,348	$1,426,789	$4,996,916	$3,672,434

As at December 31, 2008, one of the Company’s PRC subsidiary has incurred tax losses which can be carried forward to a maximum of 5 years of approximately US$953,881 (2007: US$610,144).

	Three months ended 31 December		Nine months ended 31 December
	2008	2007	2008	2007
Deferred tax assets:
Net operating loss carryforward	$64,185	$127,866	$138,760	$154,584
Less: Valuation allowance	(64,185)	(127,866)	(138,760)	(154,584)

Net deferred tax assets	$-	$-	$-	$-

Deferred tax assets were primarily raised from the tax losses carry forwards, and a valuation allowance has been established for the entire deferred tax assets, as the management believes that the PRC subsidiary may not be fully utilized the deferred tax assets because of the uncertainty regarding the tax deductibility of expenses incurred.

The Group has its principal operations in the People's Republic of China (“PRC”). Business enterprises are subject to income taxes and value added taxes under PRC tax laws and regulations unless they have exemptions. It had been the belief of the Group's management that its PRC operations were exempt from income taxes and value added taxes as these operations were recognized by the local government as an advanced technology enterprise. The Group, however, has never received a written confirmation from the appropriate tax authorities regarding the tax exempt status of its PRC operations. In January 2006, management of the Group's PRC operations took initiative to make tax payments to the PRC tax authorities for the Calendar year 2005, and has made accrual for all applicable tax liabilities, plus surcharge, for all prior Calendar years were reflected in the Group's financial statements.

According to PRC tax regulations, overdue tax liabilities in the PRC for the calendar years prior to 2005 may be subject to potential penalties for the late payment of taxes, which is calculated on the basis of 0.5 times to five times the amount of overdue tax liabilities. This amounts to $4.9 million (if calculated based on 0.5 times the taxes payable) to $49 million (if calculated based on five times the amount of taxes payable) as of June 30, 2007 and 2008. The Group has reserved for the payment of taxes that may be owed for calendar years prior to 2005 and any associated interest surcharges (which are calculated at 0.05% per day on the accrued tax liabilities) in its financial statements until the matter is fully resolved. Following the adoption of FIN48, the Group has reserved for the surcharges payable for this reporting period.  We consider it more likely than not that the associated penalty will not need to be paid.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in US Dollars)

10.	COMMITMENTS

(a)   Operating Leases

The Group leases office space, warehouse facilities and retail outlets that expire at various dates through 2008 to 2010. As of the balance sheet dates as presented in these financial statements, the amount of future minimum lease payment under the above-mentioned operating leases were as follows:

	December 31,	March 31,
	2008	2008

Payable within
the next twelve months	$479,454	$556,907
the next 13th to 24th months	-	111,670
the next 25th to 36th months	-	-
the next 37th to 48th months	-	-
the next 49th to 60th months	-	-
Thereafter	-	-
	$479,454	$668,577

(b)   Land lease

On March 21, 2006, the Company's wholly-owned subsidiary, GSL, entered into an agreement with Shanghai Qingpu Industrial Park District Development (Group) Company Limited for the lease of 73,157 square meters of land in the Shanghai Qingpu Industrial Park District, on which the Company will construct a plant consisting bulk manufacturing facilities that will have an initial capacity of 150 tons per year of bulk product with the room for expansion to 300 tons per year. This agreement contemplates a one-time leasing fee of $2,100,828. The leasing fee was later reduced to $1,777,860 because the size of the leased land was reduced to 36,075 square meters. 10% of the leasing fee was due and paid on April 5, 2006 as a deposit.  This deposit is to be refunded upon payment in full of the aggregate lease amount, which is due and payable immediately before the issue of the approval documents for the land lease by the Shanghai Qingpu local government authorities. There are no future lease payments under the land lease.

(c)   Capital commitments

During the period ended of December 31, 2008, GSL entered into the agreements with the contractors to construct a plant consisting bulk manufacturing facilities in the Shanghai Qingpu Industrial Park District. The amount of future payment is $4,921,709 which was contracted, but not provided for as of December 31, 2008.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in US Dollars)

11.	CONVERTIBLE NOTES

On December 11, 2007, the Company sold a 4% Senior Convertible Promissory Note in the amount of $25,000,000 (the “Note”) with a maturity date of December 11, 2010 to Pope Investments II LLC, an affiliate of Pope Investments, LLC, in a private placement. In connection with the sale, the Company entered into an Investment Agreement and a Registration Rights Agreement. In addition, Mr. Song Jinan, the Company’s Chief Executive Officer, Chairman, and largest stockholder, entered into a Guaranty Agreement and a Pledge Agreement pursuant to which Mr. Song agreed to guaranty the Company’s obligations under the Note and to secure such guaranty with a pledge of 4,000,000 shares of China-Biotics common stock owned by Mr. Song. The principal amount of the Note is convertible into shares of the Company’s common stock at an exercise price of $12.00 per share at any time until the maturity date subject to adjustment for subdivision or combination of the Company’s common stock and similar events. If the Note is not converted at maturity, the Company will redeem the Note to provide Pope Investments II LLC with a total yield of 10% per annum inclusive of the annual interest. The Note also provides for mandatory conversion into the Company’s common stock if the Group achieves a net income of $60 million in fiscal year 2010. Pope Investments II LLC may declare the outstanding principal amount and any accrued but unpaid interest, calculated at a rate of 10% per annum, to be immediately due and payable upon an event of default, including non-payment of obligations under the Note, bankruptcy or insolvency, or failure to perform any covenant set forth in the Note or Investment Agreement. Pursuant to the Investment Agreement the Company has secured payment of obligations under the Note with a pledge of 100% of the stock of  SGI to Pope Investments II LLC.

Net proceeds of the Note are expected to be used to fund the construction of a proposed 150-metric-ton-per-year manufacturing facility and for other capital expenditures.

 The Company accounted for the net proceeds from the issuance of the Note as two separate components; an embedded derivative component (conversion option with mandatory conversion feature) and a debt component. The Company determined the initial carrying value of the debt component by subtracting the fair value of embedded derivatives amounted to US$9,118,000 from the net proceeds received from the issuance of the Note. This resulted in US$15,882,000 initial carrying amount of the debt component.

On January 1, 2008, the Company adopted SFAS No.157, “Fair Value Measurements”, (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB deferred the effective date of SFAS 157 by one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted the provisions of SFAS 157, except as it applies to those non-financial assets and non-financial liabilities for which the effective date has been delayed by one year.

SFAS 157 establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity an that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

As of December 31, 2008, the Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis, including its derivative instruments related to its 2007 Notes. The fair value of these assets and liabilities was determined using the following inputs in accordance with SFAS 157 at December 31, 2008:

	Fair Value Measurements as at December 31, 2008
	Balance at December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Derivative liability - conversion rights (1)	$3,679,000	$-	$-	$3,679,000

(1)	Represents the conversion rights included in the Company’s 2007 Notes. Included in non-current liabilities on the accompanying condensed consolidated balance sheet.

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) from January 1, 2008 to December 31, 2008:

Derivative Liability - Conversion Rights

Balance at January 1, 2008	$9,118,000
Adjustment to fair value included in earnings (1)	(5,439,000)
Balance at December 31, 2008	$3,679,000

(1)
The derivative conversion option is revalued at the end of each reporting period and the resulting difference is included in the results of operations. For the period ended December 31, 2008, the net adjustment to fair value resulted in a gain of $5.44 million and is included in “Changes in the fair value of embedded derivatives” on the accompanying condensed consolidated statement of operations.

 CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in US Dollars)

The estimated fair value of the embedded derivatives as of March 31, 2008 and December 31, 2008 was $5,752,000 and $3,679,000 respectively. The change in the fair value of the embedded derivatives amounted to $2,073,000 was charged to the consolidated statement of operations.

The fair values of the embedded derivatives was determined using the Binomal Model based on the following assumptions:

	March 31, 2008	December 31, 2008

Risk-free rate of return	1.70%	1.00%
Time to expiration	2.66 years	1.92 years
Volatility rate	65%	65%
Dividend yield	-	-

At as December 31, 2008, the Note interest amounted to $4,548,610 was capitalized under construction in progress.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of
China-Biotics, Inc.

The audits referred to in our report dated July 10, 2008 relating to the consolidated financial statements of China-Biotics, Inc., which is contained in this Form S-1 also included the audits of financial statement schedules listed in the accompanying index. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion such financial statement schedules, when considered in relation to the basic condensed financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ BDO McCabe Lo Limited

BDO McCabe Lo Limited

Hong Kong, February 24, 2009

CHINA-BIOTICS, INC.
SCHEDULE I - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS
BALANCE SHEETS
(Amounts expressed in US Dollars)

	March 31, 2006	March 31, 2007	March 31, 2008

ASSETS

Investment in immediate subsidiary - Sinosmart Group Inc.	$12,337,012	$23,910,007	$66,895,208

Total assets	$12,337,012	$23,910,007	$66,895,208

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities
Convertible note, net of discount of $8,554,365 as of March 31, 2008	$-	$-	$16,445,635
Embedded derivatives	-	-	5,752,000
Interest payable	-	-	302,306
Total non-current liabilities	$-	$-	$22,499,941

Commitments and contingencies	-	-	-

Stockholders’ equity:
Common stock	$1,708	$1,708	$1,708
Additional paid-in capital	7,863,031	7,863,031	7,863,031
Retained earnings	1,379,914	12,284,900	29,827,144
Accumulated other comprehensive income	66,565	734,574	3,677,590
Capital and statutory reserves	3,025,794	3,025,794	3,025,794

Total stockholders’ equity	$12,337,012	$23,910,007	$44,395,267

Total liabilities and stockholders’ equity	$12,337,012	$23,910,007	$66,895,208

The accompanying notes are an integral part of these condensed financial statements.

CHINA-BIOTICS, INC.

SCHEDULE I - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS
STATEMENTS OF OPERATIONS
(Amounts expressed in US Dollars)

	Year ended March 31,
	2006	2007	2008

Other income	$-	$-	$3,366,000
Other expenses	-	(453,544)	(1,013,582)
Total other (expenses)/ income	-	(453,544)	2,352,418
Equity in earnings of subsidiary	8,353,968	11,358,530	15,189,826
	$8,353,968	$10,904,986	$17,542,244

Earnings per share:
Basic	$4.90	$0.64	$1.03
Diluted	$4.90	$0.64	$0.80

Weighted average shares outstanding
Basic	1,705,242	17,080,000	17,080,000
Diluted	1,705,242	17,080,000	17,719,269

The accompanying notes are an integral part of these condensed financial statements.

CHINA-BIOTICS, INC.

SCHEDULE I - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Amounts expressed in US Dollars)

	Common Stock					Accumulated	Capital &
	Shares	Par value $0.0001	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Comprehensive Income	Statutory Reserves	Total
Balance- March 31, 2006	41,461,004	$4,146	$7,863,031	$1,379,914	$(2,438)	$66,565	$3,025,794	$12,337,012
Comprehensive income:
Net income				10,904,986				10,904,986

Foreign currency translation adjustments, net of taxes of $0						668,009		668,009
Total comprehensive income								11,572,995
Balance- March 31, 2007	41,461,004	$4,146	$7,863,031	$12,284,900	$(2,438)	$734,574	$3,025,794	$23,910,007
Comprehensive income:
Net income				17,542,244				17,542,244
Other comprehensive income:
Foreign currency translation adjustments, net of taxes of $0						2,943,016		2,943,016
Total comprehensive income								20,485,260
Balance- March 31, 2008	41,461,004	$4,146	$7,863,031	$29,827,144	$(2,438)	$3,677,591	$3,025,794	$44,395,267

CHINA-BIOTICS, INC.

SCHEDULE I - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS
STATEMENTS OF CASH FLOW
(Amounts expressed in US Dollars)

	Year ended March 31,
	2006	2007	2008

Cash flow from operating activities:

Net income	$8,353,968	$10,904,986	$17,542,244
Adjustment for:
Non cash for income from equity in earnings of subsidiary	(8,353,968)	(10,904,986)	(17,542,244
Increase in amount due from a subsidiary	5,071,700	-	-

Net cash used in operating activities	$5,071,700	$-	$-

Cash flow from financing activities
Proceeds from issuance of common stock	5,076,700	-	-

Payment to settle liabilities assumed in connection with reverse acquisition	(5,000)	-	-

Net cash used in financing activities	(5,071,700)

Net increase in cash and cash equivalents balances	$-	$-	$-

Cash and cash equivalents balances at beginning of year	-	-	-

Cash and cash equivalents balances at end of year	$-	$-	$-
Noncash transaction:

Sinosmart Group Inc., received sales proceeds, on issuance of new shares, of US$5,076,700 on behalf of the Company.

The accompanying notes are an integral part of these condensed financial statements.

CHINA-BIOTICS, INC.

SCHEDULE I - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS
NOTES TO CONDENSED FINANCIAL STATEMENTS

1	These condensed parent company only financial statements should be read in connection with the consolidated financial statements and notes thereto.